

UHT

Universal Health Realty Income Trust

2024

ANNUAL REPORT

Location of Properties



UHT has 76 investments in twenty-one states.

UHT Properties by Type - 2024



Chart based on gross real estate asset value and the carrying value of Unconsolidated Joint Ventures.

Dividends Paid



38 years of Increasing Dividends

Dear Fellow Shareholders:

I am pleased to report that 2024 was another good year for Universal Health Realty Income Trust. We achieved year-over-year revenue growth of 3.6% and our funds from operations per diluted share increased 7.1% to $3.46 in 2024 from $3.23 in 2023. We also continued our record of consistently rewarding shareholders with increasing dividend payouts by increasing our dividend for the thirty-eighth consecutive year to an annualized rate of $2.94 per diluted share.

Our disciplined approach to growth has resulted in a strong and diversified portfolio of healthcare properties consisting of seventy-six facilities located in twenty-one states including medical office buildings that are located on and off hospital campuses, acute care hospitals, behavioral health hospitals, freestanding emergency departments, and childcare centers. We have a robust pipeline of investment opportunities including property acquisitions and de novo development projects. Our balance sheet is strong, and we have ample capital resources to finance our growth initiatives. In 2024, we increased borrowing capacity by $50 million and extended the maturity date of our credit agreement to September 2028.

We look forward to the remainder of 2025 with enthusiasm as we continue our efforts to build upon our long record of success by growing our portfolio in a focused and disciplined manner, maintaining our healthy balance sheet and continuing to provide shareholders with a secure and reliable dividend stream.

On behalf of the Board of Trustees, I thank you for your ongoing support and continued confidence.

Sincerely,

Alan B. Miller
Chairman of the Board and
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission File No. 1-9321

UNIVERSAL HEALTH REALTY INCOME TRUST

(Exact name of registrant as specified in its charter)

Maryland	**23-6858580**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification Number)**
Universal Corporate Center	
367 South Gulph Road	**19406-0958**
P.O. Box 61558	**(Zip Code)**
King of Prussia, Pennsylvania	
(Address of principal executive offices)	

Registrant's telephone number, including area code: (610) 265-0688

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of beneficial interest, $0.01 par value	UHT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒		Smaller reporting company	☒
			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐   No ☒

Aggregate market value of voting shares and non-voting shares held by non-affiliates as of June 30, 2024: $503.1 million (For the purpose of this calculation only, all members of the Board of Trustees are deemed to be affiliates). Number of shares of beneficial interest outstanding of registrant as of January 31, 2025: 13,850,613.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for our 2025 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2024 (incorporated by reference under Part III).

UNIVERSAL HEALTH REALTY INCOME TRUST

2024 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

This Annual Report on Form 10-K is for the year ended December 31, 2024. This Annual Report modifies and supersedes documents filed prior to this Annual Report. Information that we file with the Securities and Exchange Commission (the "SEC") in the future will automatically update and supersede information contained in this Annual Report. In this Annual Report, "we," "us," "our" and the "Trust" refer to Universal Health Realty Income Trust and its subsidiaries.

As disclosed in this Annual Report, including in *Part I, Item 1.-Relationship with Universal Health Services, Inc. ("UHS"),* a wholly-owned subsidiary of UHS (UHS of Delaware, Inc.) serves as our Advisor pursuant to the terms of an annually renewable Advisory Agreement dated December 24, 1986, and as amended and restated as of January 1, 2019. The advisory agreement expires on December 31 of each year; however, it is renewable by us, subject to a determination by our Trustees who are unaffiliated with UHS, that the Advisor's performance has been satisfactory. The Advisory Agreement was renewed for 2025 with the same terms as the Advisory Agreement in place during 2024, 2023 and 2022. Our officers are all employees of UHS through its wholly-owned subsidiary, UHS of Delaware, Inc. In addition, five of our hospital facilities are leased to wholly-owned subsidiaries of UHS, one of our hospital facilities is leased to a joint venture between a wholly-owned subsidiary of UHS and a third party, and subsidiaries of UHS are tenants of twenty medical office buildings ("MOBs"), free-standing emergency departments, that are either wholly or jointly-owned by us. Any reference to "UHS" or "UHS facilities" in this report is referring to Universal Health Services, Inc.'s subsidiaries, including UHS of Delaware, Inc.

In this Annual Report, the term "revenues" does not include the revenues of the unconsolidated limited liability companies in which we have various non-controlling equity interests ranging from 33% to 95%. As of December 31, 2024, we had investments in four jointly-owned LLCs/LPs. We currently account for our share of the income/loss from these investments by the equity method (see Note 8 to the Consolidated Financial Statements included herein).

ITEM 1. *Business*

General

We are a real estate investment trust ("REIT") which commenced operations in 1986. We invest in healthcare and human-service related facilities currently including acute care hospitals, behavioral health care hospitals, a specialty facility, free-standing emergency departments, childcare centers and medical/office buildings. As of February 26, 2025, we have seventy-six real estate investments or commitments located in twenty-one states in the United States consisting of: (i) six hospital facilities including three acute care and three behavioral health care; (ii) sixty medical/office buildings; (iii) four free-standing emergency departments ("FEDs"); (iv) four preschool and childcare centers; (v) one specialty facility located in Evansville, Indiana, that is currently vacant, and; (vi) one property comprised of vacant land located in Chicago, Illinois.

Available Information

We have our principal executive offices at Universal Corporate Center, 367 South Gulph Road, King of Prussia, PA 19406. Our telephone number is (610) 265-0688. Our website is located at http://www.uhrit.com. Copies of the annual, quarterly and current reports we file with the SEC, and any amendments to those reports, are available free of charge on our website. Our filings are also available to the public at the website maintained by the SEC, www.sec.gov. Additionally, we have adopted governance guidelines, a Code of Business Conduct and Ethics applicable to all of our officers and directors, a Code of Ethics for Senior Officers and charters for each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the Board of Trustees. These documents are also available free of charge on our website. Copies of such reports and charters are available in print to any shareholder who makes a request. Such requests should be made to our Secretary at our King of Prussia, PA corporate headquarters. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers of any provision of our Code of Ethics for Senior Officers by promptly posting this information on our website. The information posted on our website is not incorporated into this Annual Report.

In accordance with Section 303A.12(a) of The New York Stock Exchange Listed Company Manual, we submitted our CEO's Certification to the New York Stock Exchange in 2024. Additionally, contained in Exhibits 31.1 and 31.2 of this Annual Report are our CEO's and CFO's certifications regarding the quality of our public disclosure under Section 302 of the Sarbanes-Oxley Act of 2002.

Overview of Facilities

As of February 26, 2025, we have investments in seventy-six facilities located in twenty-one states and consisting of the following:

Facility Name	Location	Type of Facility	Ownership	Guarantor
McAllen Medical Center (A)	McAllen, TX	Acute Care	100%	Universal Health Services, Inc.
Wellington Regional Medical Center (A)	W. Palm Beach, FL	Acute Care	100%	Universal Health Services, Inc.
Aiken Regional Medical Center (A)	Aiken, SC	Acute Care	100%	Universal Health Services, Inc.
Aurora Pavilion Behavioral Health Services (A)	Aiken, SC	Behavioral Health	100%	Universal Health Services, Inc.
Canyon Creek Behavioral Health (A)	Temple, TX	Behavioral Health	100%	Universal Health Services, Inc.
Clive Behavioral Health (J)	Clive, IA	Behavioral Health	100%	Universal Health Services, Inc. and Catholic Health Initiatives-Iowa, Corp.
4058 W. Melrose Land (K)	Chicago, IL	Vacant Land	100%	--
Evansville Facility (G)	Evansville, IN	Specialty	100%	--
Family Doctor's Medical Office Bldg. (B)	Shreveport, LA	MOB	100%	Christus Health Northern Louisiana
Professional Buildings at Kings Crossing				
Building A (B)	Kingwood, TX	MOB	100%	--
Building B (B)	Kingwood, TX	MOB	100%	--
Chesterbrook Academy (B)	Audubon, PA	Preschool & Childcare	100%	SEG, Incorporated
Chesterbrook Academy (B)	New Britain, PA	Preschool & Childcare	100%	SEG, Incorporated
Chesterbrook Academy (B)	Newtown, PA	Preschool & Childcare	100%	SEG, Incorporated
Chesterbrook Academy (B)	Uwchlan, PA	Preschool & Childcare	100%	SEG, Incorporated
Southern Crescent Center I (B)	Riverdale, GA	MOB	100%	--
Southern Crescent Center, II (D)	Riverdale, GA	MOB	100%	--
St. Matthews Medical Plaza II (C)	Louisville, KY	MOB	33%	--
Desert Valley Medical Center (E)	Phoenix, AZ	MOB	100%	--
Cypresswood Professional Center (B)				
8101	Spring, TX	MOB	100%	--
8111	Spring, TX	MOB	100%	--
Desert Springs Medical Plaza (D)	Las Vegas, NV	MOB	100%	--
701 South Tonopah Bldg. (A)	Las Vegas, NV	MOB	100%	--
Santa Fe Professional Plaza (E)	Scottsdale, AZ	MOB	100%	--
Summerlin Hospital MOB I (D)	Las Vegas, NV	MOB	100%	--
Summerlin Hospital MOB II (D)	Las Vegas, NV	MOB	100%	--
Danbury Medical Plaza (B)	Danbury, CT	MOB	100%	--
Mid Coast Hospital MOB (C)	Brunswick, ME	MOB	74%	--
Rosenberg Children's Medical Plaza (E)	Phoenix, AZ	MOB	100%	--
Gold Shadow (D)				

Facility Name	Location	Type of Facility	Ownership	Guarantor
700 Shadow Lane MOB	Las Vegas, NV	MOB	100%	--
2010 & 2020 Goldring MOBs	Las Vegas, NV	MOB	100%	--
Apache Junction Medical Plaza (E)	Apache Junction, AZ	MOB	100%	--
Spring Valley Medical Office Building (D)	Las Vegas, NV	MOB	100%	--
Spring Valley Hospital Medical Office Building II (D)	Las Vegas, NV	MOB	100%	--
Sierra San Antonio Medical Plaza (E)	Fontana, CA	MOB	100%	--
Phoenix Children's East Valley Care Center (E)	Phoenix, AZ	MOB	100%	--
Centennial Hills Medical Office Building (D)	Las Vegas, NV	MOB	100%	--
Palmdale Medical Plaza (D)	Palmdale, CA	MOB	100%	--
Summerlin Hospital Medical Office Building III (D)	Las Vegas, NV	MOB	100%	--
Vista Medical Terrace (D)	Sparks, NV	MOB	100%	--
The Sparks Medical Building (D)	Sparks, NV	MOB	100%	--
Texoma Medical Plaza (D) (O)	Denison, TX	MOB	100%	--
BRB Medical Office Building (E)	Kingwood, TX	MOB	100%	--
3811 E. Bell (E)	Phoenix, AZ	MOB	100%	--
Lake Pointe Medical Arts Building (E)	Rowlett, TX	MOB	100%	--
Forney Medical Plaza (E)	Forney, TX	MOB	100%	--
Tuscan Professional Building (E)	Irving, TX	MOB	100%	--
Emory at Dunwoody Building (E)	Atlanta, GA	MOB	100%	--
PeaceHealth Medical Clinic (E)	Bellingham, WA	MOB	100%	--
Forney Medical Plaza II (C)	Forney, TX	MOB	95%	--
Northwest Texas Professional Office Tower (E)	Amarillo, TX	MOB	100%	--
5004 Poole Road MOB (A)	Denison, TX	MOB	100%	--
Ward Eagle Office Village (E)	Farmington Hills, MI	MOB	100%	--
The Northwest Medical Center at Sugar Creek (E)	Bentonville, AR	MOB	100%	--
Hanover Emergency Center (E)	Mechanicsville, VA	FED	100%	Henrico Doctors' Hospital
South Texas ER at Weslaco (A) (L)	Weslaco, TX	FED	100%	--
South Texas ER at Mission (A) (L)	Mission, TX	FED	100%	--
Haas Medical Office Park (E)	Ottumwa, IA	MOB	100%	Regional Hospital Partners
Piedmont - Roswell Physician Center (E)	Sandy Springs, GA	MOB	100%	--
Piedmont - Vinings Physician Center (E)	Vinings, GA	MOB	100%	--
Madison Professional Office Building (E)	Madison, AL	MOB	100%	--
Chandler Corporate Center III (E)	Chandler, AZ	MOB	100%	--
Frederick Crestwood MOB (E)	Frederick, MD	MOB	100%	--
2704 North Tenaya Way (E)	Las Vegas, NV	MOB	100%	--
Henderson Medical Plaza (D)	Henderson, NV	MOB	100%	--
Health Center at Hamburg (E)	Hamburg, PA	MOB	100%	--
Las Palmas Del Sol Emergency Center-West (E)	El Paso, TX	FED	100%	--
Beaumont Medical Sleep Center Building (E)	Southfield, MI	MOB	100%	--
Bellin Health Family Medicine Center (E)	Escanaba, MI	MOB	100%	--
Texoma Medical Plaza II (H)	Denison, TX	MOB	95%	--
Sand Point Medical Properties (E)	Escanaba, MI	MOB	100%	Fresenius Medical Care Holdings, Inc.
Fire Mesa (A)	Las Vegas, NV	Office Building	100%	Universal Health Services, Inc.
140 Thomas Johnson Drive (B)	Frederick, MD	MOB	100%	--
Beaumont Heart and Vascular Center (B)	Dearborn, MI	MOB	100%	--
Sierra Medical Plaza I (I)	Reno, NV	MOB	100%	--
McAllen Doctor's Center (A)(F)	McAllen, TX	MOB	100%	Universal Health Services, Inc.

(A)   Real estate assets owned by us and leased to subsidiaries of Universal Health Services, Inc. ("UHS").
(B)   Real estate assets owned by us and leased to an unaffiliated third-party or parties.
(C)   Real estate assets owned by a limited liability company ("LLC") or a limited partnership ("LP") in which we have a non-controlling ownership interests and include tenants who are unaffiliated third-parties.
(D)   Real estate assets owned by us or an LLC in which we hold 100% ownership interests and include tenants who are subsidiaries of UHS.
(E)   Real estate assets owned by us or an LLC in which we hold 100% ownership interests and include tenants who are unaffiliated third parties.
(F)   This property was acquired during the third quarter of 2023 and is 100% master leased to McAllen Hospitals, L.P, a wholly-owned subsidiary of UHS. The triple-net master lease is for twelve years and is scheduled to expire on August 31, 2035.
(G)   The facility is vacant and being marketed.
(H)   Real estate assets owned by an LLC or an LP in which we have a noncontrolling ownership interest and include tenants who are subsidiaries of UHS.
(I)   The MOB is located on the campus of the Northern Nevada Sierra Medical Center, an acute care hospital that is owned and operated by a wholly-owned subsidiary of UHS. In connection with this MOB, we entered into a ground lease and master flex-lease agreements with a wholly-owned subsidiary of UHS. The master flex-lease agreement has a ten-year term scheduled to expire on March 31, 2033 and covers approximately 68% of the rentable square feet of the MOB, subject to reduction based upon the execution of third-party leases. The initial minimum rent pursuant to the master lease was $1.3 million annually, plus a pro-rata share of the common area maintenance expenses.
(J)   This property is leased to a joint venture between a wholly-owned subsidiary of UHS and Catholic Health Initiatives-Iowa, Corp.
(K)   Demolition of this facility was completed during 2023. We continue to market this vacant land. Please see *Note 4 to the consolidated financial statements* for further details surrounding this property.
(L)   During 2024, the tenant exercised their 5-year lease renewal option covering the period on February, 2025, to January, 2030.

Other Information

Included in our portfolio at December 31, 2024, are six hospital facilities leased to subsidiaries of UHS comprised of three acute care hospitals and three behavioral health care hospitals. The combined revenues generated from the leases on these hospitals comprised approximately 24%, 25% and 26% of our consolidated revenues during 2024, 2023 and 2022, respectively. As of January 1, 2025, leases on the six acute and behavioral health care hospitals have fixed terms with an average of 7.6 years remaining and include renewal options ranging from one to seven, five or ten-year terms. The remaining lease terms for each hospital, which vary by hospital, are included herein in *Item 2. Properties*.

We believe a facility's earnings before interest, taxes, depreciation, amortization and lease rental expense ("EBITDAR") and a facility's EBITDAR divided by the sum of minimum rent plus additional rent payable to us ("Coverage Ratio"), which are non-GAAP financial measures, are helpful to us and our investors as a measure of the operating performance of a hospital facility. EBITDAR, which is used as an indicator of a facility's estimated cash flow generated from operations (before rent expense, capital additions and debt service), is used by us in evaluating a facility's financial viability and its ability to pay rent. The combined weighted average Coverage Ratio for the six hospitals owned by us, all of which were leased to subsidiaries of UHS, was approximately 8.3 during 2024 (ranging from 0.02 to 13.5) and approximately 5.5 during 2023 (ranging from -0.4 to 10.0).

Pursuant to the terms of the leases for our hospital facilities, free-standing emergency departments, some single-tenant MOBs and the preschool and childcare centers, each lessee, including subsidiaries of UHS, is responsible for building operations, maintenance, renovations and property insurance. We, or the LLCs in which we have invested, are responsible for the building operations, maintenance and renovations of the remaining MOBs, however, a portion, or in some cases all, of the expenses associated with the MOBs are passed on directly to the tenants. Cash reserves may be established to fund required building maintenance and renovations at the multi-tenant MOBs. Lessees are required to maintain all risk, replacement cost and commercial property insurance policies on the leased properties and we, or the LLC in which we have invested, are also named insureds on these policies. In addition, we, UHS or the LLCs in which we have invested, maintain property insurance on all properties. For additional information on the terms of our leases, see "Relationship with Universal Health Services, Inc."

See our consolidated financial statements and accompanying notes to the consolidated financial statements included in this Annual Report for our total assets, liabilities, debt, revenues, income and other operating information.

Relationship with Universal Health Services, Inc. ("UHS")

Leases: We commenced operations in 1986 by purchasing certain properties from subsidiaries of UHS and immediately leasing the properties back to the respective subsidiaries. The base rentals and lease and renewal terms for each of the hospitals leased to subsidiaries of UHS as of January 1, 2025, are provided below. The base rents are paid monthly. The lease on McAllen Medical Center also provides for bonus rent which is paid quarterly based upon a computation that compares the hospital's current quarter revenue to a corresponding quarter in the base year. The hospital leases with subsidiaries of UHS, with the exception of the lease on Clive Behavioral Health Hospital (which is operated by UHS in a joint venture with an unrelated third party), are unconditionally guaranteed by UHS and are cross-defaulted with one another. The lease for Clive Behavioral Health is guaranteed on a several basis by UHS (52%) and Catholic Health Initiatives-Iowa (48%).

The combined revenues generated from the leases on the three acute care and three behavioral health care hospital facilities leased to subsidiaries of UHS at December 31, 2024, 2023 and 2022, accounted for approximately 24%, 25% and 26% of our consolidated revenues for the years ended December 31, 2024, 2023 and 2022, respectively. In addition to the six UHS hospital facilities, we have twenty properties consisting of medical/office buildings and FEDs that are either wholly or jointly-owned by us that include tenants that are subsidiaries of UHS. The aggregate revenues generated from UHS-related tenants comprised approximately 38% of our consolidated revenue for the five years ended December 31, 2024 (approximately 40%, 41% and 40% for the years ended December 31, 2024, 2023 and 2022, respectively).

In December, 2021, we entered into an asset purchase and sale agreement, as amended, with UHS and certain of its affiliates. Pursuant to the terms of the transaction, in addition to $4.1 million in cash paid by us to UHS, a wholly-owned subsidiary of UHS purchased from us, the real estate assets of an acute care hospital located in California (at its fair market value) and two wholly-owned subsidiaries of UHS transferred to us (at their fair market values), the real estate assets of Aiken Regional Medical Center ("Aiken"), located in Aiken, South Carolina (which includes an acute care hospital and a behavioral health pavilion), and Canyon Creek Behavioral Health ("Canyon Creek"), located in Temple, Texas. As a result of UHS' purchase option within the lease agreements of Aiken and Canyon Creek, the transaction is accounted for as a failed sale leaseback in accordance with U.S. GAAP and the properties acquired by us in connection with the asset purchase and sale agreement with UHS were accounted for as financing arrangements. Pursuant to the leases, the aggregate annual rental rate on the acquired properties, which is payable to us on a monthly basis, was $5.9 million during 2024, $5.8 million during 2023 and $5.7 million during 2022. The portion of the lease payments that is included in our consolidated statements of income, and reflected as interest income on financing leases, was approximately $5.4 million for the year ended December 31, 2024 and $5.5 million for each of the years ended December 31, 2023 and 2022. Our consolidated balance sheets as of December 31, 2024 and 2023 include financing receivables related to this transaction of $82.8 million and $83.3 million, respectively.

Pursuant to the terms of the master leases by and among us and certain subsidiaries of UHS, dated December 24, 1986 and December 31, 2021 (the "Master Leases"), which govern the leases of McAllen Medical Center, Wellington Regional Medical Center (governed by the Master Lease dated December 24, 1986), Aiken Regional Medical Center and Canyon Creek Behavioral Health (governed by the Master Lease dated December 31, 2021, as amended), all of which are hospital properties that are wholly-owned subsidiaries of UHS, UHS has the option, among other things, to renew the leases at the lease terms described below by providing notice to us at least 90 days prior to the termination of the then current term. UHS also has the right to purchase the respective leased facilities from us at their appraised fair market value upon any of the following: (i) at the end of the lease terms or any renewal terms; (ii) upon one month's notice should a change of control of the Trust occur, or; (iii) within the time period as specified in the leases in the event that UHS provides notice to us of their intent to offer a substitution property/properties in exchange for one (or more) of the four wholly-owned UHS hospital facilities leased from us, should we be unable to reach an agreement with UHS on the properties to be substituted. Additionally, UHS has rights of first refusal to: (i) purchase the respective leased facilities during and for a specified period after the lease terms at the same price, terms and conditions of any third-party offer, or; (ii) renew the lease on the respective leased facility at the end of, and for a specified period after, the lease term at the same terms and conditions pursuant to any third-party offer.

In addition, a wholly-owned subsidiary of UHS is the managing, majority member in a joint-venture with an unrelated third-party that operates, and leases from us, Clive Behavioral Health, a 100-bed behavioral health care facility located in Clive, Iowa. Pursuant to the lease on this facility, the joint venture has the option to, among other things, renew the lease at the terms specified in the lease agreement by providing notice to us at least 270 days prior to the termination of the then current term. The joint venture also has the right to purchase the leased facility from us at its appraised fair market value upon either of the following: (i) by providing notice at least 270 days prior to the end of the lease terms or any renewal terms, or; (ii) upon 30 days' notice anytime within 12 months of a change of control of the Trust (UHS also has this right should the joint venture decline to exercise its purchase right). Additionally, the joint venture has rights of first offer to purchase the facility prior to any third-party sale.

The table below details the existing lease terms and renewal options for each of the hospital leases that are related to UHS as of January 1, 2025, consisting of three acute care hospitals and three behavioral health hospitals:

Hospital Name	Annual Minimum Rent		End of Lease Term	Renewal Term (years)
McAllen Medical Center	$	5,485,000	December, 2026	5 (a)
Wellington Regional Medical Center	$	6,805,000	December, 2026	5 (b)
Aiken Regional Medical Center/Aurora Pavilion Behavioral Health Services	$	4,164,000	December, 2033	35 (c)
Canyon Creek Behavioral Health	$	1,882,000	December, 2033	35 (c)
Clive Behavioral Health	$	2,851,000	December, 2040	50 (d)

(a) UHS has one 5-year renewal option at existing lease rates (through 2031).
(b) UHS has one 5-year renewal option at fair market value lease rates (through 2031). The annual rental will increase by 2.5% on an annual compounded basis on each January 1st through 2026.
(c) UHS has seven 5-year renewal options at fair market value lease rates (2034 through 2068). The annual rental rate will increase by 2.25% on a cumulative and compounded basis on each January 1st through 2033.
(d) The UHS-related joint venture has five 10-year renewal options; the first three of the five 10-year renewal options will be at computed lease rates as stipulated in the lease (2041 through 2070) and the last two 10-year renewal options will be at fair market lease rates (2071 through 2090). On each January 1st through 2040 (and potentially through 2070 if the first three of five, 10-year renewal options are exercised), the annual rental will increase by 2.75% on a cumulative and compounded basis.

In October, 2024, two wholly-owned subsidiaries of UHS each exercised their 5-year renewal options on two FEDs located in Weslaco and Mission, Texas, covering the period of February 1, 2025 through January 31, 2030. The aggregate annual lease rates on the renewed leases, which are scheduled to increased 2% per year, for the period of February 1, 2025 through January 31, 2026 is approximately $1.1 million. The wholly-owned subsidiaries of UHS have five, 5-year renewal options remaining on each of these FEDs, with the first three renewal options (covering the years 2030 through 2044) providing for 2% annual increases to the lease rates, and the remaining two, 5-year renewal options (covering the years 2045 through 2054) providing for lease rates at the then fair market value. These leases are cross-defaulted with one another and the wholly-owned subsidiaries of UHS have the option to purchase the leased properties upon the expiration of each five-year extended term at the fair market value at that time.

Management cannot predict whether the leases with wholly-owned subsidiaries of UHS, which have renewal options at existing lease rates or fair market value lease rates, or any of our other leases, will be renewed at the end of their lease term. If the leases are not renewed at their current rates or the fair market value lease rates, we would be required to find other operators for those facilities and/or enter into leases on terms potentially less favorable to us than the current leases. In addition, if subsidiaries of UHS exercise their options to purchase the respective leased hospital or FED facilities upon expiration of the lease terms, our future revenues could decrease if we were unable to earn a favorable rate of return on the sale proceeds received, as compared to the rental revenue currently earned pursuant to these leases.

During the third quarter of 2023, we acquired the McAllen Doctor's Center, an MOB located in McAllen, Texas for a purchase price of approximately $7.6 million, including transaction costs. The building has approximately 79,500 rentable square feet and is 100% master leased to McAllen Hospitals, L.P, a wholly-owned subsidiary of UHS. The triple-net master lease is for twelve years scheduled to expire on August 31, 2035. McAllen Hospitals, L.P. has the option to renew the lease term for three consecutive ten-year terms. The initial annual base rent is approximately $624,000.

During the first quarter of 2023, construction was substantially completed on Sierra Medical Plaza I, a multi-tenant MOB located in Reno, Nevada, consisting of approximately 86,000 rentable square feet. This MOB is located on the campus of the Northern Nevada Sierra Medical Center, a newly constructed acute care hospital that is owned and operated by a wholly-owned subsidiary of UHS, which was completed and opened during April of 2022. The cost of the MOB is estimated to be approximately $35 million, approximately $30 million of which was incurred as of December 31, 2024. In connection with this MOB, we entered into a ground lease and master flex-lease agreement with a wholly-owned subsidiary of UHS both of which commenced during March, 2023. The master flex lease agreement has a ten-year term scheduled to expire on March 31, 2033. The MOB is 68% leased including the ten-year master flex lease for 34% of the rentable square feet. The master flex-lease agreement is subject to a reduction based upon the execution of third-party leases. The ground lease has a 75-year term scheduled to expire on March 2, 2098.

We are the lessee on thirteen ground leases with subsidiaries of UHS (for consolidated and unconsolidated investments), including one that commenced in March, 2023. The remaining lease terms on the ground leases with subsidiaries of UHS range from approximately 25 years to approximately 74 years. The annual aggregate lease payments on these properties were approximately $571,000 for the year ended 2024 and expected to be $571,000 for each of the years ended 2025 through 2028, and an aggregate of $31.3 million thereafter. See *Note 4 to the consolidated financial statements-Lease Accounting* for further disclosure around our lease accounting.

Officers and Employees: Our officers are all employees of a wholly-owned subsidiary of UHS and although as of December 31, 2024 we had no salaried employees, our officers do typically receive annual stock-based compensation awards in the form of restricted stock or restricted stock units. In special circumstances, if warranted and deemed appropriate by the Compensation Committee of the Board of Trustees, our officers may also receive one-time compensation awards in the form of restricted stock, and/or cash bonuses.

Advisory Agreement: UHS of Delaware, Inc. (the "Advisor"), a wholly-owned subsidiary of UHS, serves as Advisor to us under an advisory agreement dated December 24, 1986, and as amended and restated as of January 1, 2019 (the "Advisory Agreement"). Pursuant to the Advisory Agreement, the Advisor is obligated to present an investment program to us, to use its best efforts to obtain investments suitable for such program (although it is not obligated to present any particular investment opportunity to us), to provide administrative services to us and to conduct our day-to-day affairs. All transactions between us and UHS must be approved by the Trustees who are unaffiliated with UHS (the "Independent Trustees"). In performing its services under the Advisory Agreement, the Advisor may utilize independent professional services, including accounting, legal, tax and other services, for which the Advisor is reimbursed directly by us. The Advisory Agreement may be terminated for any reason upon sixty days written notice by us or the Advisor. The Advisory Agreement expires on December 31 of each year; however, it is renewable by us, subject to a determination by the Independent Trustees, that the Advisor's performance has been satisfactory. The Advisory Agreement was renewed for 2025 with the same terms as the Advisory Agreement in place during 2024, 2023 and 2022.

Our advisory fee for 2024, 2023 and 2022 was computed at 0.70% of our average invested real estate assets, as derived from our consolidated balance sheet. Based upon a review of our advisory fee and other general and administrative expenses, as compared to an industry peer group, the advisory fee computation remained unchanged for 2024, as compared to 2023 and 2022. The average real estate assets for advisory fee calculation purposes exclude certain items from our consolidated balance sheet such as, among other things, accumulated depreciation, cash and cash equivalents, lease receivables, deferred charges and other assets. The advisory fee is payable quarterly, subject to adjustment at year-end based upon our audited financial statements. Advisory fees incurred and paid (or payable) to UHS amounted to $5.5 million during 2024, $5.3 million during 2023 and $5.1 million during 2022, and were based upon average invested real estate assets of $783 million, $757 million and $728 million during 2024, 2023 and 2022, respectively.

Share Ownership: As of December 31, 2024 and 2023, UHS owned 5.7% of our outstanding shares of beneficial interest.

SEC reporting requirements of UHS: UHS is subject to the reporting requirements of the Securities and Exchange Commission ("SEC") and is required to file annual reports containing audited financial information and quarterly reports containing unaudited financial information. Since the aggregate revenues generated from UHS-related tenants comprised approximately 38% of our consolidated revenue for the five years ended December 31, 2024 (approximately 40%, 41% and 40% for the years ended December 31, 2024, 2023 and 2022, respectively), and since a subsidiary of UHS is our Advisor, you are encouraged to obtain the publicly available filings for Universal Health Services, Inc. from the SEC's website. These filings are the sole responsibility of UHS and are not incorporated by reference herein.

Taxation

No provision has been made for federal income tax purposes since we qualify as a REIT under Sections 856 to 860 of the Internal Revenue Code of 1986, and intend to continue to remain so qualified. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to shareholders. As a REIT, we generally will not be subject to federal, state or local income tax on income that we distribute as dividends to our shareholders.

Please see the heading "*If we fail to maintain our REIT status, we will become subject to federal income tax on our taxable income at regular corporate rates*" under "Risk Factors" for more information.

Competition

We compete for the acquisition, leasing and financing of health care related facilities. Our competitors include, but are not limited to, other REITs, private investors and firms, banks, for profit and nonprofit hospitals and healthcare systems, and other companies, including UHS. Some of these competitors are larger and may have a lower cost of capital than we do. These developments could result in fewer investment opportunities for us and lower spreads over the cost of our capital, which would hurt our growth.

In most geographical areas in which our facilities operate, there are other facilities that provide services comparable to those offered by our facilities. In addition, some competing facilities are owned by tax-supported governmental agencies or by nonprofit corporations and may be supported by endowments and charitable contributions and exempt from property, sales and income taxes. Such exemptions and support are not available to certain operators of our facilities, including UHS. In some markets, certain competing facilities may have greater financial resources, be better equipped and offer a broader range of services than those available at our facilities. Certain hospitals that are located in the areas served by our facilities are specialty hospitals that provide medical, surgical and behavioral health services that may not be provided by the operators of our hospitals. The increase in outpatient treatment and diagnostic facilities, ambulatory surgical centers and freestanding emergency departments also increases competition for us.

In addition, the number and quality of the physicians on a hospital's staff are important factors in determining a hospital's success and competitive advantage. Typically, physicians are responsible for making hospital admission decisions and for directing the course of patient treatment. The operators of our facilities also compete with other health care providers in recruiting and retaining qualified hospital management, nurses and other medical personnel. From time-to-time, the operators of our acute care hospitals may experience the effects of a shortage of skilled nursing staff nationwide, which has caused and may continue to cause an increase in salaries, wages and benefits expense in excess of the inflation rate. Our operators may experience difficulties attracting and retaining qualified physicians, nurses and medical support personnel. We anticipate that our operators, including UHS, will continue to encounter increased competition in the future that could lead to a decline in patient volumes and harm their businesses, which in turn, could harm our business.

A large portion of our non-hospital properties consist of MOBs which are located either close to or on the campuses of hospital facilities. These properties are either directly or indirectly affected by the factors discussed above as well as general real estate factors such as the supply and demand of office space and market rental rates. To improve our competitive position, we anticipate that we will continue investing in additional healthcare related facilities and leasing the facilities to qualified operators, perhaps including subsidiaries of UHS.

Regulation and Other Factors

During each of the years of 2024, 2023 and 2022, approximately 27%, 27% and 29%, respectively, of our revenues were earned pursuant to leases with operators of acute care hospitals, behavioral health care hospitals and free-standing emergency departments ("FEDs"), the substantial majority of which are subsidiaries of UHS. A significant portion of the revenue earned by the operators of our acute and behavioral health care hospitals and FEDs is derived from federal and state healthcare programs, including Medicare and Medicaid (excluding managed Medicare and Medicaid programs).

Our acute care facilities and behavioral health care hospitals derive a significant portion of their revenue from third-party payers, including the Medicare and Medicaid programs. Changes in these government programs in recent years have resulted in limitations on reimbursement and, in some cases, reduced levels of reimbursement for healthcare services. Payments from federal and state government programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review, and federal and state funding restrictions, all of which could materially increase or decrease program payments, as well as affect the cost of providing service to patients and the timing of payments to facilities. Neither we nor the operators of our hospital facilities are able to predict the effect of recent and future policy changes on our respective results of operations. In addition, the uncertainty and fiscal pressures placed upon federal and state governments as a result of, among other things, the funding requirements and other provisions of the Patient Protection and Affordable Care Act (the "Legislation"), may affect the availability of taxpayer funds for Medicare and Medicaid programs. In addition, possible repeal or replacement of the Legislation may have significant impact on the reimbursement for healthcare services.

An increasing number of legislative initiatives have been passed into law that may result in major changes in the health care delivery system on a national or state level. Legislation has already been enacted that has eliminated the penalty for failing to maintain health coverage that was part of the original Patient Protection and Affordable Care Act (the "ACA"). The Biden administration had undertaken executive actions to strengthen the ACA, including issuing executive orders implementing a special enrollment period permitting individuals to enroll in health plans outside of the annual open enrollment period and reexamining policies that may undermine the ACA or the Medicaid program. The American Rescue Plan Act of 2021's expansion of subsidies to purchase coverage through an exchange, which the Inflation Reduction Act of 2022, passed on August 16, 2022, continues through 2025, has increased exchange enrollment. However, the prior President Trump administration had taken various steps having the effect of reducing enrollment through the exchange, so the likelihood of subsidy extension and other exchange-expansion activities is questionable. While attempts to repeal the entirety of the ACA have not been successful to date, a key provision of the ACA was eliminated as part of the Tax Cuts and Jobs Act and on December 14, 2018, a federal U.S. District Court Judge in Texas ruled the entire ACA is unconstitutional.

That ruling was ultimately appealed to the United States Supreme Court, which decided in *California v. Texas* that the plaintiffs in the matter lacked standing to bring their constitutionality claims. On September 7, 2022, the ACA faced its most recent challenge when a Texas Federal District Court judge, in the case of *Braidwood Management v. Becerra*, ruled that certain provisions violate the Appointments Clause of the U.S. Constitution and the Religious Freedom Restoration Act. The decision was appealed to the U.S. Court of Appeals for the Fifth Circuit, which on June 21, 2024 affirmed the District Court's ruling regarding preventive services recommended by United States Preventive Services Task Force being unconstitutional. However, the Fifth Circuit overturned the nationwide injunction imposed by the District Court, preserving access to the majority of preventive services in dispute for now. The U.S. Government appealed and on January 10, 2025, the U.S. Supreme Court agreed to hear the matter. Any future efforts to challenge, replace or replace the ACA or expand or substantially amend its provision is unknown.

In addition, the healthcare industry is required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things: hospital billing practices and prices for services; relationships with physicians and other referral sources; adequacy of medical care and quality of medical equipment and services; ownership of facilities; qualifications of medical and support personnel; confidentiality, maintenance, privacy and security issues associated with health-related information and patient medical records; the screening, stabilization and transfer, by hospitals with an emergency department, of patients who have emergency medical conditions; certification, licensure and accreditation of our facilities; operating policies and procedures, and; construction or expansion of facilities and services.

These laws and regulations are extremely complex, and, in many cases, the operators of our facilities do not have the benefit of regulatory or judicial interpretation. In the future, it is possible that different interpretations or enforcement of these laws and regulations could subject the current or past practices of our operators to allegations of impropriety or illegality or could require them to make changes in their facilities, equipment, personnel, services, capital expenditure programs and operating expenses. Although UHS and other operators of our hospitals and FEDs believe that their policies, procedures and practices comply with governmental regulations, no assurance can be given that they will not be subjected to additional governmental inquiries or actions, or that they would not be faced with sanctions, fines or penalties if so subjected. Even if they were to ultimately prevail, a significant governmental inquiry or action under one of the above laws, regulations or rules could have a material adverse effect upon them, and in turn, us.

Each of our hospital facilities is deemed certified, meaning that they are accredited, properly licensed under the relevant state laws and regulations and certified under the Medicare program. The effect of maintaining certified facilities is to allow such facilities to participate in the Medicare and Medicaid programs. The operators of our hospital facilities believe that the facilities are in material compliance with applicable federal, state, local and other relevant regulations and standards. However, should any of our hospital facilities lose their deemed certified status and thereby lose certification under the Medicare or Medicaid programs, such facilities would be unable to receive reimbursement from either of those programs and their business, and in turn, ours, could be materially adversely affected.

The various factors and government regulation related to the healthcare industry, such as those outlined above, affect us because:

- The financial ability of lessees to make rent payments to us may be affected by governmental regulations such as licensure, certification for participation in government programs, and government reimbursement, and;

- Our bonus rent on McAllen Medical Center, the acute care hospital operated by a subsidiary of UHS, is based on the lessee's net revenue which in turn is affected by the amount of reimbursement the lessee receives from the government.

A significant portion of the revenue earned by the operators of our acute care hospitals, behavioral health care hospitals and FEDs is derived from federal and state healthcare programs, including Medicare and Medicaid. Under the statutory framework of the Medicare and Medicaid programs, many of the general acute care operations are subject to administrative rulings, interpretations and discretion that may affect payments made under either or both of such programs as well as by other third party payers. The federal government makes payments to participating hospitals under its Medicare program based on various formulas. For inpatient services, the operators of our acute care hospitals are subject to an inpatient prospective payment system ("IPPS"). Under IPPS, hospitals are paid a predetermined fixed payment amount for each hospital discharge. The fixed payment amount is based upon each patient's Medicare severity diagnosis related group ("MS-DRG"). Every MS-DRG is assigned a payment rate based upon the estimated intensity of hospital resources necessary to treat the average patient with that particular diagnosis. These rates are based upon historical national average costs and do not consider the actual costs incurred by a hospital in providing care. The MS-DRG rates are adjusted annually based on geographic region and are weighted based upon a statistically normal distribution of severity.

For outpatient services, acute care hospitals are paid under an outpatient prospective payment system ("PPS") according to ambulatory procedure codes. The outpatient PPS rate is a geographic adjusted national payment amount that includes the Medicare payment and the beneficiary co-payment. Special payments under the outpatient PPS may be made for certain new technology items and services through transitional pass-through payments and special reimbursement rates.

Our three acute care hospitals, three behavioral health care facilities and two FEDs operated by subsidiaries of UHS, as well as two FEDs operated by unaffiliated third-parties are located in Texas, Florida, Virginia, South Carolina and Iowa. We can provide no assurance that reductions to Medicaid revenues earned by operators of certain of our facilities, particularly our hospital operators in the above-mentioned states, will not have a material adverse effect on the future operating results of those operators which, in turn, could have a material adverse effect on us.

Executive Officers of the Registrant

Name	Age	Position
Alan B. Miller	87	Chairman of the Board, Chief Executive Officer and President
Charles F. Boyle	65	Senior Vice President and Chief Financial Officer
Cheryl K. Ramagano	62	Senior Vice President - Operations, Treasurer and Secretary
Karla J. Peterson	65	Vice President, Acquisitions and Development

Mr. Alan B. Miller has been our Chairman of the Board and Chief Executive Officer since our inception in 1986 and was appointed President in February, 2003. He had previously served as our President until 1990. Mr. Miller is currently Executive Chairman of the Board of UHS and previously served as Chairman of the Board and Chief Executive Officer of UHS since its inception in 1978 through December 31, 2020. He previously held the title of President of UHS as well, until 2009 when Marc D. Miller was elected as President of UHS. Mr. Alan B. Miller is the father of Marc D. Miller, who was elected to our Board of Trustees in December, 2008 and also serves as President and Chief Executive Officer of UHS and a member of the Board of Directors of UHS. Marc D. Miller previously served as President of UHS from 2009 through December 31, 2020.

Mr. Charles F. Boyle was appointed Senior Vice President and Chief Financial Officer during 2022, and had served as our Vice President and Chief Financial Officer since 2003. He had served as our Vice President and Controller since 1991. Mr. Boyle has held various positions at UHS since 1983. He was appointed Senior Vice President of UHS in 2017 and continues to serve as its Controller. He had served as Vice President and Controller of UHS since 2003 and as its Assistant Vice President-Corporate Accounting since 1994.

Ms. Cheryl K. Ramagano was appointed Senior Vice President-Operations, Treasurer and Secretary during 2022, and had served as Vice President, Treasurer and Secretary since 2003. She had served as our Vice President and Treasurer since 1992. Ms. Ramagano has held various positions at UHS since 1983. She was appointed Senior Vice President of UHS in 2017 and continues to serve as its Treasurer. She had served as Vice President and Treasurer of UHS since 2003 and as its Assistant Treasurer since 1994.

Ms. Karla J. Peterson was appointed Vice President of Acquisitions and Development upon the commencement of her employment with UHS in 2022. Ms. Peterson formerly served as Managing Director of Acquisitions and Asset Management at White Oak Healthcare MOB REIT, LLC from 2020 to 2022. Prior thereto, she served as Executive Vice President of A10 Capital from 2017 to 2020.

ITEM 1A. *Risk Factors*

We are subject to numerous known and unknown risks, many of which are described below and elsewhere in this Annual Report. Any of the events described below could have a material adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties that we are not aware of, or that we currently deem to be immaterial, could also impact our business and results of operations.

The revenues and results of operations of the operators of our hospital facilities, including UHS, and our medical office buildings, are significantly affected by payments received from the government and other third-party payers.

The operators of our hospital facilities, FEDs and tenants of our medical office buildings derive a significant portion of their revenue from third party payers, including the Medicare and Medicaid programs. Changes in these government programs in recent years have resulted in limitations on reimbursement and, in some cases, reduced levels of reimbursement for health care services. Payments from federal and state government programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review, and federal and state funding restrictions, all of which could materially increase or decrease program payments, as well as affect the cost of providing service to patients and the timing of payments to facilities. Our tenants are unable to predict the effect of recent and future policy changes on their operations.

Our three acute care hospitals, three behavioral health hospitals and four FEDs, are located in Texas, Florida, Virginia, South Carolina and Iowa. We can provide no assurance that reductions to Medicaid revenues earned by operators of certain of our facilities, particularly our hospital operators in the above-mentioned states, will not have a material adverse effect on the future operating results of those operators which, in turn, could have a material adverse effect on us. In addition, the uncertainty and fiscal pressures placed upon federal and state governments as a result of, among other things, the funding requirements and other provisions of the Patient Protection and Affordable Care Act, may affect the availability of taxpayer funds for Medicare and Medicaid programs. If the rates paid or the scope of services covered by government payers are reduced, there could be a material adverse effect on the business, financial position and results of operations of the operators of our hospital facilities, and in turn, ours.

In addition to changes in government reimbursement programs, the ability of our hospital operators to negotiate favorable contracts with private payers, including managed care organizations, significantly affects the revenues and operating results of those facilities. Private payers, including managed care organizations, increasingly are demanding that hospitals accept lower rates of payment. Our hospital operators expect continued third-party efforts to aggressively manage reimbursement levels and cost controls. Reductions in reimbursement amounts received from third party payers could have a material adverse effect on the financial position and results of operations of our hospital operators.

Reductions or changes in Medicare and Medicaid funding could have a material adverse effect on the future operating results of the operators of our facilities, including UHS, which could, in turn, materially reduce our revenues and net income.

The Budget Control Act of 2011 imposed annual spending limits for most federal agencies and programs aimed at reducing budget deficits including Medicare payment reductions of up to 2% per fiscal year. Current legislation extended those cuts through 2032. We cannot predict whether Congress will restructure the implemented Medicare payment reductions or what other federal budget deficit reduction initiatives may be proposed by Congress going forward. We also cannot predict the effect these enactments will have on the operators of our properties (including UHS), and thus, our business.

Beginning in April 2025 and continuing through 2027, the Medicaid disproportionate share hospital ("DSH") allotment to the states from federal funds will be reduced. Such reductions have been delayed several times, most recently under the American Relief Act, 2025. During the reduction period, state Medicaid DSH allotments from federal funds will be reduced by $8 billion annually. Reductions are imposed on states based on percentage of uninsured individuals, Medicaid utilization and uncompensated care. There have been proposals to substantially decrease federal funding for state Medicaid Programs in Fiscal Year commencing October 2026. Any significant reduction in federal Medicaid funding to states would likely result in reduced Medicaid payments to the operators of our facilities located in the impacted states, which in turn could have a material adverse effect on us. We cannot predict the effect these payment policies will have on our operators (including UHS), and, thus, our business.

The uncertainties of health care reform could materially affect the business and future results of operations of the operators of our facilities, including UHS, which could, in turn, materially reduce our revenues and net income.

On March 23, 2010 President Obama signed the Legislation into law. The Healthcare and Education Reconciliation Act of 2010 (the "Reconciliation Act"), which contains a number of amendments to the Legislation, was signed into law on March 30, 2010. Two primary goals of the Legislation, combined with the Reconciliation Act (collectively referred to as the "Legislation"), are to provide for increased access to coverage for healthcare and to reduce healthcare-related expenses.

Although it was expected that the Legislation would result in a reduction in uninsured patients in the U.S., which would reduce the operators' of our facilities' expense from uncollectible accounts receivable, the Legislation made a number of other changes to Medicare and Medicaid which we believe may have an adverse impact on the operators of our facilities. The Legislation revises reimbursement under the Medicare and Medicaid programs to emphasize the efficient delivery of high quality care and contains a number of incentives and penalties under these programs to achieve these goals. The Legislation implements a value-based purchasing program, which rewards the delivery of efficient care. Conversely, certain facilities receive reduced reimbursement for failing to meet quality parameters; such hospitals will include those with excessive readmission or hospital-acquired condition rates.

A 2012 U.S. Supreme Court ruling limited the federal government's ability to expand health insurance coverage by holding unconstitutional sections of the Legislation that sought to withdraw federal funding for state noncompliance with certain Medicaid coverage requirements. Pursuant to that decision, the federal government may not penalize states that choose not to participate in the Medicaid expansion program by reducing their existing Medicaid funding. Therefore, states can choose to accept or not to participate without risking the loss of federal Medicaid funding. As a result, many states, including Texas, have not expanded their Medicaid programs without the threat of loss of federal funding. The Centers for Medicare and Medicaid Services ("CMS") had granted section 1115 demonstration waivers providing for work and community engagement requirements for certain Medicaid eligible individuals. While the Biden Administration had generally expressed disfavor with Medicaid program work requirements, the previous Trump Administration's section 1115 waiver policy emphasized work requirements, eligibility restrictions on Medicaid, and capped financing and the second Trump administration may, again, take a similar approach.

The various provisions in the Legislation that directly or indirectly affect Medicare and Medicaid reimbursement are scheduled to take effect over a number of years. The impact of the Legislation on healthcare providers will be subject to implementing regulations, interpretive guidance and possible future legislation or legal challenges. Certain Legislation provisions, such as that creating the Medicare Shared Savings Program create uncertainty in how healthcare may be reimbursed by federal programs in the future. Thus, at this time, we cannot predict the impact of the Legislation on the future reimbursement of our hospital operators and we can provide no assurance that the Legislation will not have a material adverse effect on the future results of operations of the tenants/operators of our properties and, thus, our business.

The Legislation also contained provisions aimed at reducing fraud and abuse in healthcare. The Legislation amended several existing laws, including the federal Anti-Kickback Statute and the False Claims Act, making it easier for government agencies and private plaintiffs to prevail in lawsuits brought against healthcare providers. While Congress had previously revised the intent requirement of the Anti-Kickback Statute to provide that a person is not required to "have actual knowledge or specific intent to commit a violation of" the Anti-Kickback Statute in order to be found in violation of such law, the Legislation also provides that any claims for items or services that violate the Anti-Kickback Statute are also considered false claims for purposes of the federal civil False Claims

Act. The Legislation provides that a healthcare provider that retains an overpayment in excess of 60 days is subject to the federal civil False Claims Act. The Legislation also expands the Recovery Audit Contractor program to Medicaid. These amendments also make it easier for severe fines and penalties to be imposed on healthcare providers that violate applicable laws and regulations.

The impact of the Legislation on hospitals may vary. Initiatives to repeal the Legislation, in whole or in part, to delay elements of implementation or funding, and to offer amendments or supplements to modify its provisions have been persistent. The ultimate outcomes of legislative attempts to repeal or amend the Legislation and legal challenges to the Legislation are unknown. Legislation has already been enacted that has eliminated the penalty for failing to maintain health coverage that was part of the original Legislation. In addition, Congress has considered legislation that would, if enacted, in material part (i) eliminate the large employer mandates to obtain or provide health insurance coverage, respectively; (ii) permit insurers to impose a surcharge up to 30 percent on individuals who go uninsured for more than two months and then purchase coverage; (iii) provide tax credits towards the purchase of health insurance, with a phase-out of tax credits according to income level; (iv) expand health savings accounts; (v) impose a per capita cap on federal funding of state Medicaid programs, or, if elected by a state, transition federal funding to block grants, and; (vi) permit states to seek a waiver of certain federal requirements that would allow such state to define essential health benefits differently from federal standards and that would allow certain commercial health plans to take health status, including pre-existing conditions, into account in setting premiums.

On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 ("ARPA") into law. The ARPA extends eligibility for Legislation health insurance subsidies to people buying their own health coverage on the Marketplace who have household incomes above 400% of the federal poverty level. ARPA also increased the amount of financial assistance for people at lower incomes who were already eligible under the Legislation. The Inflation Reduction Act of 2022 ("IRA") was passed on August 16, 2022, which among other things, allows for CMS to negotiate prices for certain single-source drugs and biologics reimbursed under Medicare Part B and Part D, beginning with 10 high-cost drugs paid for by Medicare Part D starting in 2026, followed by 15 Part D drugs in 2027, 15 Part B or Part D drugs in 2028, and 20 Part B or Part D drugs in 2029 and beyond. The IRA also continued the expanded subsidies for individuals to obtain private health insurance under the Legislation through 2025. The effect of IRA on hospitals and the healthcare industry in general is not yet known.

Under the Legislation, hospitals are required to make public a list of their standard charges, and effective January 1, 2019, CMS has required that this disclosure be in machine-readable format and include charges for all hospital items and services and average charges for diagnosis-related groups. On November 27, 2019, CMS published a final rule on "Price Transparency Requirements for Hospitals to Make Standard Charges Public." This rule took effect on January 1, 2021 and requires all hospitals to also make public their payer-specific negotiated rates, minimum negotiated rates, maximum negotiated rates and cash for all items and services, including individual items and services and service packages, that could be provided by a hospital to a patient. On April 26, 2023, CMS announced updated enforcement processes that requires a shortened timeline for coming into compliance when a violation has been identified and the automatic imposition of a civil monetary penalties in certain circumstances of noncompliance. Failure to comply with these requirements may result in daily monetary penalties.

As part of the CAA, Congress passed legislation aimed at preventing or limiting patient balance billing in certain circumstances. The CAA addresses surprise medical bills stemming from emergency services, out-of-network ancillary providers at in-network facilities, and air ambulance carriers. The legislation prohibits surprise billing when out-of-network emergency services or out-of-network services at an in-network facility are provided, unless informed consent is received. In these circumstances providers are prohibited from billing the patient for any amounts that exceed in-network cost-sharing requirements. HHS, the Department of Labor and the Department of the Treasury issued interim final rules, that begin to implement this legislation. The rule would limit health care providers' ability to receive payment for services at usually higher out-of-network rates in certain circumstances and prohibit out-of-network payments in other circumstances.

The trend toward value-based purchasing may negatively impact the revenues of our hospital operators.

We believe that value-based purchasing initiatives of both governmental and private payers tying financial incentives to quality and efficiency of care will increasingly affect the results of operations of our hospitals and other healthcare facilities and may negatively impact their revenues if they are unable to meet expected quality standards. The Legislation contains a number of provisions intended to promote value-based purchasing in federal healthcare programs. Medicare now requires providers to report certain quality measures in order to receive full reimbursement increases for inpatient and outpatient procedures that were previously awarded automatically. In addition, hospitals that meet or exceed certain quality performance standards will receive increased reimbursement payments, and hospitals that have "excess readmissions" for specified conditions will receive reduced reimbursement. Furthermore, Medicare no longer pays hospitals additional amounts for the treatment of certain hospital-acquired conditions unless the conditions were present at admission. Beginning in Federal Fiscal Year (FFY) 2015, hospitals that rank in the worst 25% of all hospitals nationally for hospital acquired conditions in the previous year will receive reduced Medicare reimbursements. The Legislation also prohibits the use of federal funds under the Medicaid program to reimburse providers for treating certain provider-preventable conditions.

There is a trend among private payers toward value-based purchasing of healthcare services, as well. Many large commercial payers require hospitals to report quality data, and several of these payers will not reimburse hospitals for certain preventable adverse events. We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. We are unable at this time to predict how this trend will affect the results of operations of the operators of our hospitals, but it could negatively impact their revenues if they are unable to meet or maintain high quality standards established by both governmental and private payers.

Operators that fail to comply with governmental reimbursement programs such as Medicare or Medicaid, licensing and certification requirements, fraud and abuse regulations or new legislative developments may be unable to meet their obligations to us.

Our operators, including UHS and its subsidiaries, are subject to numerous federal, state and local laws and regulations that are subject to frequent and substantial changes (sometimes applied retroactively) resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law. The ultimate timing or effect of these changes cannot be predicted. Government regulation may have a dramatic effect on our operators' costs of doing business and the amount of reimbursement received by both government and other third-party payers. The failure of any of our operators to comply with these laws, requirements and regulations could adversely affect their ability to meet their obligations to us. These regulations include, among other items: hospital billing practices and prices for service; relationships with physicians and other referral sources; adequacy of medical care; quality of medical equipment and services; qualifications of medical and support personnel; the implementation of, and continued compliance with, electronic health records' regulations; confidentiality, maintenance and security issues associated with health-related information and patient medical records; the screening, stabilization and transfer, by hospitals with an emergency department, of patients who have emergency medical conditions; certification, licensure and accreditation of our facilities; operating policies and procedures, and; construction or expansion of facilities and services.

If our operators fail to comply with applicable laws and regulations, they could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of their licenses to operate one or more facilities), and exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state health care programs. The imposition of such penalties could jeopardize that operator's ability to make lease or mortgage payments to us or to continue operating its facility. In addition, our bonus rent is based on the net revenues of the UHS hospital facility, which in turn is affected by the amount of reimbursement that such lessee receives from the government.

Although UHS and the other operators of our acute care facilities believe that their policies, procedures and practices comply with governmental regulations, no assurance can be given that they will not be subjected to governmental inquiries or actions, or that they would not be faced with sanctions, fines or penalties if so subjected. Because many of these laws and regulations are relatively new, in many cases, our operators don't have the benefit of regulatory or judicial interpretation. In the future, it is possible that different interpretations or enforcement of these laws and regulations could subject their current or past practices to allegations of impropriety or illegality or could require them to make changes in the facilities, equipment, personnel, services, capital expenditure programs and operating expenses. Even if they were to ultimately prevail, a significant governmental inquiry or action under one of the above laws, regulations or rules could have a material adverse effect upon them, and in turn, us.

U.S. federal tax reform legislation now and in the future could affect REITs, both positively and negatively, in ways that are difficult to anticipate.

The Tax Cuts and Jobs Act of 2017 (the "2017 Tax Act"), signed into law on December 22, 2017, made significant changes to corporate and individual tax rates and the calculation of taxes. While the 2017 Tax Act has not had a significant direct impact on us, it may impact us indirectly as our tenants and the jurisdictions in which we do business as well as the overall investment thesis for REITs may be impacted both positively and negatively. Additionally, the overall impact of the 2017 Tax Act depends on future interpretations and regulations that may be issued by federal tax authorities, as well as changes in state and local taxation in response to the 2017 Tax Act, and it is possible that such future interpretations, regulations and other changes could adversely impact us. On March 27, 2020, federal legislation intended to ameliorate the economic impact of the COVID-19 pandemic, the CARES Act, was signed into law. The CARES Act makes technical corrections to, or modifies on a temporary basis, certain of the provisions of the 2017 Tax Act, and it is possible that additional such legislation may be enacted in the future. In addition, further changes to the tax laws, unrelated to the 2017 Tax Act or the COVID-19 pandemic, are possible. In particular, the federal income taxation of REITs may be modified, possible with retroactive effect, by legislative, administrative or judicial action at any time.

UHS and its subsidiaries are subject to pending legal actions, purported stockholder class actions, governmental investigations and regulatory actions.

UHS and its subsidiaries are subject to pending legal actions, governmental investigations and regulatory actions. Since UHS comprised approximately 40%, 41% and 40% of our consolidated revenues for the years ended December 31, 2024, 2023 and 2022, respectively, and since a subsidiary of UHS is our Advisor, you are encouraged to obtain and review the disclosures contained in the *Legal Proceedings* section of Universal Health Services, Inc.'s Forms 10-K and 10-Q, as publicly filed with the Securities and Exchange Commission. These filings are the sole responsibility of UHS and are not incorporated by reference herein.

Defending itself against the allegations in the lawsuits and governmental investigations, or similar matters and any related publicity, could potentially entail significant costs and could require significant attention from UHS management and UHS' reputation could suffer significantly. UHS has stated that it is unable to predict the outcome of these matters or to reasonably estimate the amount or range of any such loss; however, the outcome of these lawsuits and the related investigations, publicity and news articles that have been published concerning these matters, could have a material adverse effect on their business, financial condition, results of operations and/or cash flows.

UHS is and may become subject to other loss contingencies, both known and unknown, which may relate to past, present and future facts, events, circumstances and occurrences. Should an unfavorable outcome occur in some or all of the legal proceedings or other loss contingencies, or if successful claims and other actions are brought against UHS in the future, there could be a material adverse impact on their financial position, results of operations and liquidity, which in turn could have a material adverse effect on us.

In particular, government investigations, as well as qui tam and stockholder lawsuits, may lead to material fines, penalties, damages payments or other sanctions, including exclusion from government healthcare programs. Settlements of lawsuits involving Medicare and Medicaid issues routinely require both monetary payments and corporate integrity agreements, each of which could have a material adverse effect on UHS's business, financial condition, results of operations and/or cash flows, which in turn could have a material adverse effect on us.

Required regulatory approvals can delay or prohibit transfers of our healthcare facilities.

Transfers of healthcare facilities to successor tenants or operators may be subject to regulatory approvals or ratifications, including, but not limited to, change of ownership approvals under certificate of need laws and Medicare and Medicaid provider arrangements that are not required for transfers of other types of commercial operations and other types of real estate. The replacement of any tenant or operator could be delayed by the regulatory approval process of any federal, state or local government agency necessary for the transfer of the facility or the replacement of the operator licensed to manage the facility. If we are unable to find a suitable replacement tenant or operator upon favorable terms, or at all, we may take possession of a facility, which might expose us to successor liability or require us to indemnify subsequent operators to whom we might transfer the operating rights and licenses, all of which may materially adversely affect our business, results of operations, and financial condition.

Our business is subject to evolving corporate governance and public disclosure regulations and expectations, including with respect to environmental, social and governance ("ESG") matters, that could expose us to numerous risks.

Recently, there has been growing concern from advocacy groups, government agencies and the general public on ESG matters and increasingly regulators, customers, investors, employees and other stakeholders are focusing on ESG matters and related disclosures. Such governmental, investor and societal attention to ESG matters, including expanding mandatory and voluntary reporting, diligence, and disclosure on topics such as climate change, human capital, labor and risk oversight, could expand the nature, scope, and complexity of matters that we are required to manage, assess and report.

We also face climate-and ESG-related business trends. Investors are increasingly taking into account ESG factors, including climate risks, diversity, equity and inclusion policies, and corporate governance in determining whether to invest in companies. Additionally, our reputation and investor relationships could be damaged as a result of our involvement with certain industries or assets associated with activities perceived to be causing or exacerbating climate change, or other ESG-related issues, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change or other ESG-related issues. Conversely, if we avoid involvement with such industries or activities, we may limit our capital deployment opportunities to an extent that adversely affects our business.

Risks Related to Business Operations

Increased competition in the health care industry has resulted in lower revenues and higher costs for our operators, including UHS, and may affect our revenues, property values and lease renewal terms.

The healthcare industry is highly competitive and competition among hospitals and other health care providers for patients and physicians has intensified in recent years. In most geographical areas in which our facilities are operated, there are other facilities that provide services comparable to those offered by our facilities. In addition, some competing facilities are owned by tax-supported governmental agencies or by nonprofit corporations and may be supported by endowments and charitable contributions and exempt from property, sales and income taxes. Such exemptions and support are not available to certain operators of our facilities, including UHS.

In some markets, certain competing facilities may have greater financial resources, be better equipped and offer a broader range of services than those available at our facilities. Certain hospitals that are located in the areas served by our facilities are specialty hospitals that provide medical, surgical and behavioral health services that may not be provided by the operators of our hospitals. The increase in outpatient treatment and diagnostic facilities, outpatient surgical centers and freestanding ambulatory surgical centers also increases competition for our operators.

In addition, the operators of our facilities face competition from other health care providers, including physician owned facilities and other competing facilities, including certain facilities operated by UHS but the real property of which is not owned by us. Such competition is experienced in markets including, but not limited to, McAllen, Texas, the site of our McAllen Medical Center, a 370-bed acute care hospital.

In addition, the number and quality of the physicians on a hospital's staff are important factors in determining a hospital's competitive advantage. Typically, physicians are responsible for making hospital admission decisions and for directing the course of patient treatment. Since the operators of our facilities also compete with other health care providers, they may experience difficulties in recruiting and retaining qualified hospital management, nurses and other medical personnel.

We anticipate that our operators, including UHS, will continue to encounter increased competition in the future that could lead to a decline in patient volumes and harm their businesses, which in turn, could harm our business.

A substantial portion of our revenues are dependent upon one operator. If UHS experiences financial difficulties, or otherwise fails to make payments to us, or elects not to renew the leases on our three acute care hospitals, our revenues could be materially reduced.

For the year ended December 31, 2024, lease payments from UHS comprised approximately 40% of our consolidated revenues. In addition, as of December 31, 2024, subsidiaries of UHS leased six hospital facilities owned by us with current lease terms expiring at various times from 2026 to 2040. We cannot assure you that UHS will continue to satisfy its obligations to us or renew existing leases upon their scheduled maturity. In addition, if subsidiaries of UHS exercise their options to purchase any of the six hospitals or two FEDs leased from us, our future revenues could decrease if we were unable to earn a favorable rate of return on the sale proceeds received, as compared to the rental revenue currently earned pursuant to the leases on the facilities. The failure or inability of UHS to satisfy its obligations to us, or should UHS elect not to renew the leases on the six hospitals or two FEDs, our revenues and net income could be materially reduced, which could in turn reduce the amount of dividends we pay and cause our stock price to decline. Please see *Note 4 to the consolidated financial statements – Lease Accounting,* for additional information.

Our relationship with UHS may create conflicts of interest.

In addition to being dependent upon UHS for a substantial portion of our revenues and leases, since 1986, UHS of Delaware, Inc. (the "Advisor"), a wholly-owned subsidiary of UHS, has served as our Advisor. Pursuant to our Advisory Agreement, as amended and restated effective January 1, 2019, the Advisor is obligated to present an investment program to us, to use its best efforts to obtain investments suitable for such program (although it is not obligated to present any particular investment opportunity to us), to provide administrative services to us and to conduct our day-to-day affairs. Further, all of our officers are employees of the Advisor. We have no salaried employees although our officers do typically receive annual stock-based compensation awards in the form of restricted stock. In special circumstances, if warranted and deemed appropriate by the Compensation Committee of the Board of Trustees, our officers may also receive one-time compensation awards in the form of restricted stock and/or cash bonuses. We believe that the quality and depth of the management and advisory services provided to us by our Advisor and UHS could not be replicated by contracting with unrelated third parties or by being self-advised without considerable cost increases. We believe that these relationships have been beneficial to us in the past, but we cannot guarantee that they will not become detrimental to us in the future.

All transactions with UHS must be approved by a majority of our Independent Trustees. Because of our historical and continuing relationship with UHS and its subsidiaries, in the future, our business dealings may not be on the same or as favorable terms as we might achieve with a third party with whom we do not have such a relationship. Disputes may arise between us and UHS that we are unable to resolve or the resolution of these disputes may not be as favorable to us as a resolution we might achieve with a third party.

We hold non-controlling equity ownership interests in various joint-ventures.

For the year ended December 31, 2024, 8% of our consolidated and unconsolidated revenues were generated by four jointly-owned LLCs/LPs in which we hold non-controlling equity ownership interests ranging from 33% to 95%. Our level of investment and lack of control exposes us to potential losses of our investments and revenues. Although our ownership arrangements have been beneficial to us in the past, we cannot guarantee that they will continue to be beneficial in the future.

Pursuant to the operating and/or partnership agreements of the four LLCs/LPs in which we continue to hold non-controlling ownership interests, the third-party member and the Trust, at any time, potentially subject to certain conditions, have the right to make an offer ("Offering Member") to the other member(s) ("Non-Offering Member") in which it either agrees to: (i) sell the entire ownership interest of the Offering Member to the Non-Offering Member at a price as determined by the Offering Member ("Transfer Price"), or; (ii) purchase the entire ownership interest of the Non-Offering Member at the equivalent proportionate Transfer Price. The Non-Offering Member has 60 to 90 days to either: (i) purchase the entire ownership interest of the Offering Member at the Transfer Price, or; (ii) sell its entire ownership interest to the Offering Member at the equivalent proportionate Transfer Price. The closing of the transfer must occur within 60 to 90 days of the acceptance by the Non-Offering Member.

In addition to the above-mentioned rights of the third-party members, from time to time, we have had discussions with third-party members about purchasing or selling the interests or the underlying property to each other or a third party. If we were to sell our interests or underlying property, we may not be able to redeploy the proceeds into assets at the same or greater return as we currently receive. During any such time that we were not able to do so, our ability to increase or maintain our dividend at current levels could be adversely affected which could cause our stock price to decline.

The bankruptcy, default, insolvency or financial deterioration of our tenants could significantly delay our ability to collect unpaid rents or require us to find new operators.

Our financial position and our ability to make distributions to our shareholders may be adversely affected by financial difficulties experienced by any of our major tenants, including bankruptcy, insolvency or a general downturn in the business. We are exposed to the risk that our operators may not be able to meet their obligations, which may result in their bankruptcy or insolvency. Although our leases and loans provide us the right to terminate an investment, evict an operator, demand immediate repayment and other remedies, the bankruptcy laws afford certain rights to a party that has filed for bankruptcy or reorganization. An operator in bankruptcy may be able to restrict our ability to collect unpaid rents or interest during the bankruptcy proceeding.

Real estate ownership creates risks and liabilities that may result in unanticipated losses or expenses.

Our business is subject to risks associated with real estate acquisitions and ownership, including:

- general liability, property and casualty losses, some of which may be uninsured;
- the illiquid nature of real estate and the real estate market that impairs our ability to purchase or sell our assets rapidly to respond to changing economic conditions;
- real estate market factors, such as the supply and demand of office space and market rental rates, changes in interest rates as well as an increase in the development of medical office condominiums in certain markets;
- costs that may be incurred relating to maintenance and repair, and the need to make expenditures due to changes in governmental regulations, including the Americans with Disabilities Act;
- environmental hazards at our properties for which we may be liable, including those created by prior owners or occupants, existing tenants, mortgagors or other persons;
- large-scale fire, earthquake or severe weather-related damage to, or the effect of climate change on, the property and/or its operations, and;
- defaults and bankruptcies by our tenants.

In addition to the foregoing risks, we cannot predict whether the leases on our properties, including the leases on the six hospitals leased to subsidiaries of UHS, which have options to purchase the respective leased facilities at fair market value, as discussed herein, will be renewed at the rates as stipulated in the lease, or fair market value lease rates, at the end of the current lease terms which expire at various times in 2026 to 2040. If the leases are not renewed, we may be required to find other operators for these hospitals and/or enter into leases with less favorable terms. The exercise of purchase options for our hospitals may result in a less favorable rate of return for us than the rental revenue currently earned on such facilities. Further, the purchase options and rights of first refusal granted to the respective lessees to purchase or lease the respective leased hospitals, after the expiration of the lease term, may adversely affect our ability to sell or lease a hospital, and may present a potential conflict of interest between us and UHS since the price and terms offered by a third-party are likely to be dependent, in part, upon the financial performance of the facility during the final years of the lease term.

Changes to U.S. and other countries' trade policies and other factors beyond our control may adversely impact our business and operating results.

Changes in laws or policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs or taxes on imports from where our tenants import products or raw materials (either directly or through their suppliers) could have an impact on our and our tenants' competitive position, business operations and financial results. In February 2025, the U.S. government imposed or threatened to impose new tariffs on imported products from Mexico, Canada and China. The impact of these tariffs is subject to a number of factors, including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any retaliatory responses to such actions that the target countries may take and any mitigating actions that may become available. Significant tariffs or other restrictions imposed on foreign imports by the U.S. and related countermeasures taken by impacted foreign countries may negatively impact our and our tenants' ability to source products and materials at acceptable prices and other terms that are acceptable to us. Despite recent trade negotiations between the U.S. and the Mexican, Canadian and Chinese governments, given the uncertainty regarding the scope and duration of any new tariffs, as well as the potential for additional tariffs or trade barriers by the U.S., Mexico, Canada, China or other countries, we can provide no assurance that any strategies we implement to mitigate the impact of such tariffs or other trade actions will be successful.

If we fail to maintain our REIT status, we will become subject to federal income tax on our taxable income at regular corporate rates.

In order to qualify as a REIT, we must comply with certain highly technical and complex Internal Revenue Code provisions. Although we believe we have been qualified as a REIT since our inception, there can be no assurance that we have been so qualified or will remain qualified in the future. Failure to qualify as a REIT may subject us to income tax liabilities, including federal income tax at regular corporate rates. The additional income tax incurred may significantly reduce the cash flow available for distribution to shareholders and for debt service. In addition, if disqualified, we might be barred from qualification as a REIT for four years following disqualification. Also, if disqualified, we will not be allowed a deduction for distributions to stockholders in computing our taxable income and we could be subject to increased state and local income taxes.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. Any of these taxes would decrease cash available for the payment of our debt obligations.

Dividends paid by REITs generally do not qualify for reduced tax rates.

In general, dividends (qualified) paid by a U.S. corporation to individual U.S. shareholders are subject to Federal income tax at a maximum rate of 20% for 2024 (subject to certain additional taxes for certain taxpayers). In contrast, since we are a REIT, our distributions to individual U.S. shareholders are not eligible for the reduced rates which apply to distributions from regular corporations, and thus may be subject to Federal income tax at a rate as high as 37% for 2024 (subject to certain additional taxes for certain taxpayers). The differing treatment of dividends received from REITs and other corporations might cause individual investors to view an investment in REITs as less attractive relative to other corporations, which might negatively affect the value of our shares.

Should we be unable to comply with the strict income distribution requirements applicable to REITs utilizing only cash generated by operating activities, we would be required to generate cash from other sources which could adversely affect our financial condition.

To obtain the favorable tax treatment associated with qualifying as a REIT, in general, we are required each year to distribute to our shareholders at least 90% of our net taxable income. In addition, we are subject to a tax on any undistributed portion of our income at regular corporate rates and might also be subject to a 4% excise tax on this undistributed income. To meet the distribution requirements necessary to achieve the tax benefits associated with qualifying as a REIT, we could be required to: (i) seek borrowed funds even if conditions are not favorable for borrowing; (ii) issue equity which could have a dilutive effect on the future dividends and share value of our existing shareholders, and/or; (iii) divest assets that we might have otherwise decided to retain. Securing funds through these other non-operating means could adversely affect our financial condition and future results of operations.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we continually must satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income, asset-diversification or distribution requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

Significant potential liabilities and rising insurance costs and availability may have an adverse effect on the operations of our operators, which may negatively impact their ability to meet their obligations to us.

As is typical in the healthcare industry, in the ordinary course of business, our operators, including UHS, are subject to medical malpractice lawsuits, product liability lawsuits, class action lawsuits and other legal actions. Some of these actions may involve large claims, as well as significant defense costs. If their ultimate liability for professional and general liability claims could change materially from current estimates, if such policy limitations should be partially or fully exhausted in the future, or payments of claims exceed estimates or are not covered by insurance, it could have a material adverse effect on the operations of our operators and, in turn, on us.

Property insurance rates, particularly for earthquake insurance in California, have also continued to increase. Our tenants and operators, including UHS, may be unable to fulfill their insurance, indemnification and other obligations to us under their leases and mortgages and thereby potentially expose us to those risks. In addition, our tenants and operators may be unable to pay their lease or mortgage payments, which could potentially decrease our revenues and increase our collection and litigation costs. Moreover, to the extent we are required to foreclose on the affected facilities, our revenues from those facilities could be reduced or eliminated for an extended period of time. In addition, we may in some circumstances be named as a defendant in litigation involving the actions of our operators. Although we have no involvement in the activities of our operators and our standard leases generally require our operators to carry insurance to cover us in certain cases, a significant judgment against us in such litigation could exceed our and our operators' insurance coverage, which would require us to make payments to cover the judgment.

We depend heavily on key management personnel and the departure of one or more of our key executives or a significant portion of our operators' local hospital management personnel could harm our business.

The expertise and efforts of our senior executives and key members of our operators' local hospital management personnel are critical to the success of our business. The loss of the services of one or more of our senior executives or of a significant portion of our operators' local hospital management personnel could significantly undermine our management expertise and our operators' ability to provide efficient, quality health care services at our facilities, which could harm their business, and in turn, harm our business.

Increasing investor interest in our sector and consolidation at the operator or REIT level could increase competition and reduce our profitability.

Our business is highly competitive and we expect that it may become more competitive in the future. We compete for the acquisition, leasing and financing of health care related facilities. Our competitors include, but are not limited to, other REITs, banks and other companies, including UHS, some of which are larger and may have a lower cost of capital than we do. These developments could result in fewer investment opportunities for us and lower spreads over our cost of our capital, which would hurt our growth. Increased competition makes it more challenging for us to identify and successfully capitalize on opportunities that meet our business goals and could improve the bargaining power of property owners seeking to sell, thereby impeding our investment, acquisition and development activities. If we cannot capitalize on our development pipeline, identify and purchase a sufficient quantity of healthcare facilities at favorable prices or if we are unable to finance acquisitions on commercially favorable terms, our business, results of operations and financial condition may be materially adversely affected.

We may be required to incur substantial renovation costs to make certain of our healthcare properties suitable for other operators and tenants.

Healthcare facilities are typically highly customized and may not be easily adapted to non-healthcare-related uses. The improvements generally required to conform a property to healthcare use, such as upgrading electrical, gas and plumbing infrastructure, are costly and at times tenant-specific. A new or replacement operator or tenant may require different features in a property, depending on that operator's or tenant's particular operations. If a current operator or tenant is unable to pay rent and vacates a property, we may incur substantial expenditures to modify a property before we are able to secure another operator or tenant. Also, if the property needs to be renovated to accommodate multiple operators or tenants, we may incur substantial expenditures before we are able to re-lease the space. These expenditures or renovations may materially adversely affect our business, results of operations and financial condition.

A cyber security incident could cause a violation of HIPAA, breach of member privacy, or other negative impacts.

We, UHS and our third-party property managers rely extensively on our information technology ("IT") systems to manage clinical and financial data, communicate with our patients, payers, vendors and other third parties and summarize and analyze operating results. In addition, UHS has made significant investments in technology to adopt and utilize electronic health records and to become a meaningful user of health information technology pursuant to the American Recovery and Reinvestment Act of 2009. Our IT systems, and the networks and information systems of third parties that we rely on, are subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, security breaches including credit card or personally identifiable information breaches, vandalism, theft, natural disasters, catastrophic events, human error and potential cyber threats, including malicious codes, worms, phishing attacks, denial of service attacks, ransomware and other sophisticated cyber-attacks, and our disaster recovery planning cannot account for all eventualities. Our systems, in turn, interface with and rely on third-party systems that we do not control. Third parties to whom we outsource certain of our functions, or with whom our systems interface and who may, in some instances, store our sensitive and confidential data, are also subject to the risks outlined above and may not have or use controls effective to protect such information. An attack, breach or other system disruption affecting any of these third parties could similarly harm our business.

As cyber criminals continue to become more sophisticated through evolution of their tactics, techniques and procedures, we have taken, and will continue to take, additional preventive measures to strengthen the cyber defenses of our networks and data. However, if any of our, our tenants', or our or their respective third-party service providers' systems are damaged, fail to function properly or otherwise become unavailable, we or our tenants may incur substantial costs to repair or replace them. We, our tenants or their third-party service providers may experience loss or corruption of critical data such as protected health information or other data subject to privacy laws and proprietary business information. Interruptions or disruptions and delays in our or their ability to perform critical functions could materially and adversely affect our or their businesses and results of operations and could result in significant penalties or fines, litigation, loss of customers, significant damage to reputations and businesses, and other losses. In addition, our and our tenants' future results of operations, as well as our reputations, could be adversely impacted by theft, destruction, loss, or misappropriation of public health information, other confidential data or proprietary business information.

Although we continue to regularly review and enhance our IT systems and cybersecurity controls, we, UHS and our and their third-party provider have experienced, or may experience in the future, cybersecurity incidents. While to date no incident had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future.

Risks Related to the Market Conditions and Liquidity

Continuing inflationary pressures and a worsening of the economic and employment conditions in the United States could materially affect our business and future results of operations of the operators of our facilities which could, in turn, materially reduce our revenues and net income.

Our tenants have experienced inflationary pressures, primarily in personnel and certain other costs. The extent of any future impacts from inflation on our tenants' businesses and results of operations will be dependent upon how long the elevated inflation levels persist and the extent to which the rate of inflation further increases, if at all, neither of which we are able to predict. If elevated levels of inflation were to persist or if the rate of inflation were to accelerate, expenses of our tenants, and our direct operating expenses that are not passed on to our tenants, could increase faster than anticipated and may require utilization of our and our tenants' capital resources sooner than expected. Further, given the complexities of the reimbursement landscape in which our tenants operate, their payers may be unwilling or unable to increase reimbursement rates to compensate for inflationary impacts. This may impact their ability and willingness to make rental payments.

Our future results of operations could also be unfavorably impacted by deterioration in general economic conditions which could result in increases in the number of people unemployed and/or uninsured. Our operators' patient volumes, revenues and financial results depend significantly on the universe of patients with health insurance, which to a large extent is dependent on the employment status of individuals in certain markets. A worsening of economic conditions, including inflation and rising interest rates, may result in a higher unemployment rate which will likely increase the number of individuals without health insurance. As a result, the operators of our facilities may experience a decrease in patient volumes. Should that occur, it may result in decreased occupancy rates at our medical office buildings as well as a reduction in the revenues earned by the operators of our hospital facilities which would unfavorably impact our future bonus rental revenue (on the UHS hospital facility) and may potentially have a negative impact on the future lease renewal terms and the underlying value of the hospital properties.

The deterioration of credit and capital markets may adversely affect our access to sources of funding and we cannot be certain of the availability and terms of capital to fund the growth of our business when needed.

To retain our status as a REIT, we are required to distribute 90% of our taxable income to shareholders and, therefore, we generally cannot use income from operations to fund our growth. Accordingly, our growth strategy depends, in part, upon our ability to raise additional capital at reasonable costs to fund new investments. We believe we will be able to raise additional debt and equity capital at reasonable costs to refinance our debts (including third-party debt held by various LLCs in which we own non-controlling equity interests) at or prior to their maturities and to invest at yields which exceed our cost of capital. We can provide no assurance that financing will be available to us on satisfactory terms when needed, which could harm our business. Given these uncertainties, our growth strategy is not assured and may fail.

To fund all or a portion of our future financing needs, we rely on borrowings from various sources including fixed rate, long-term debt as well as borrowings pursuant to our revolving credit agreement. If any of the lenders were unable to fulfill their future commitments, our liquidity could be impacted, which could have a material unfavorable impact on our results of operations and financial condition. The increase in interest rates has substantially increased our borrowing costs and reduced our ability to access the capital markets on favorable terms. Additional increases in interest rates and the effect on capital markets could adversely affect our ability to carry out our strategy.

In addition, the degree to which we are, or in the future may become, leveraged, our ability to obtain financing could be adversely impacted and could make us more vulnerable to competitive pressures. Our ability to meet existing and future debt obligations depends upon our future performance and our ability to secure additional financing on satisfactory terms, each of which is subject to financial, business and other factors that are beyond our control. Any failure by us to meet our financial obligations would harm our business.

In the event we need to access the capital markets or other sources of financing, there can be no assurance that we will be able to obtain financing on acceptable terms or within an acceptable time. Our inability to obtain financing on terms acceptable to us could have a material unfavorable impact on our results of operations, financial condition and liquidity.

We continue to see rising costs in construction materials and labor. Such increased costs could have an adverse effect on the cash flow return on investment relating to our capital projects.

The cost of construction materials and labor has significantly increased. As we continue to invest in new facilities, including the construction of new medical office buildings, we spend large amounts of money generated from our operating cash flow or borrowed funds. Although we evaluate the financial feasibility of such projects by determining whether the projected cash flow return on investment exceeds our cost of capital, such returns may not be achieved if the cost of construction continues to rise significantly.

Catastrophic weather and other natural events, whether caused by climate change or otherwise, could result in damage to our properties.

Many of our properties are located in areas susceptible to revenue loss, cost increase, or damage caused by severe weather conditions or natural disasters such as wildfires, hurricanes, earthquakes, tornadoes and floods. We could experience losses to the extent that such damages exceed insurance coverage, cause an increase in insurance premiums, and/or a decrease in demand for properties located in such areas. In the event that climate change causes such catastrophic weather or other natural events to increase broadly or in localized areas, such costs and damages could increase above historic expectations. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve energy efficiency of our existing properties and could require us to spend more on development and redevelopment properties without a corresponding increase in revenue.

Risks Related to Our Securities

The market value of our common stock could be substantially affected by various factors.

Many factors, certain of which are outside of our control, could have an adverse effect on the share price of our common stock. These factors include certain of the risks discussed herein, our financial condition, performance and prospects, the market for similar securities issued by REITs, demographic changes, operating results of our operators and other hospital companies, changes in our financial estimates or recommendations of securities analysts, speculation in the press or investment community, the possible effects of war, terrorist and other hostilities, adverse weather conditions (whether caused by climate change or otherwise), the level of seasonal illnesses, changes in general conditions in the economy, financial markets or overall interest rate environment, or other developments affecting the health care industry.

When interest rates increase, our common stock may decline in price.

Our common stock, like other dividend stocks, is sensitive to changes in market interest rates. In response to changing interest rates the price of our common stock may behave like a long-term fixed-income security and, compared to shorter-term instruments, may have more volatility. A wide variety of market factors can cause interest rates to rise, including central bank monetary policy, an uptick in inflation and changes in general economic conditions. The risks associated with increasing rates can have unpredictable effects on the markets and on the price of our common stock. Consequential effects of a general rise in interest rates may hamper our access to capital markets, affect the liquidity of our underlying investments in real estate, and, by extension, limit management's effective range of responses to changing tenant circumstances or in answer to investment opportunities. Limited operational alternatives may further hinder our ability to maintain or increase our dividend, and the market price of our common stock may experience further declines as the result. In addition, a further increase in market interest rates may lead holders of shares of our common stock to sell our common stock and seek alternative investments that offer higher yield. Sales of our common stock may cause a decline in the value of our common stock.

Ownership limitations and anti-takeover provisions in our declaration of trust and bylaws and under Maryland law and in our leases with UHS may delay, defer or prevent a change in control or other transactions that could provide shareholders with a take-over premium. We are subject to significant anti-takeover provisions.

In order to protect us against the risk of losing our REIT status for federal income tax purposes, our declaration of trust permits our Trustees to redeem shares acquired or held in excess of 9.8% of the issued and outstanding shares of our voting stock and, which in the opinion of the Trustees, would jeopardize our REIT status. In addition, any acquisition of our common or preferred shares that would result in our disqualification as a REIT is null and void. The right of redemption may have the effect of delaying, deferring or preventing a change in control of our company and could adversely affect our shareholders' ability to realize a premium over the market price for the shares of our common stock.

Our declaration of trust authorizes our Board of Trustees to issue additional shares of common and preferred stock and to establish the preferences, rights and other terms of any series of preferred stock that we issue. Although our Board of Trustees has no intention to do so at the present time, it could establish a series of preferred stock that could delay, defer or prevent a transaction or a change in control that might involve the payment of a premium over the market price for our common stock or otherwise be in the best interests of our shareholders.

Both Master Leases by and among us and certain subsidiaries of UHS, which together govern the three acute care hospital properties, three behavioral healthcare hospitals and the freestanding emergency departments leased to subsidiaries of UHS, includes a change of control provision. The change of control provision grants UHS the right, upon one month's notice should a change of control of the Trust occur, to purchase any or all of the leased hospital properties at their appraised fair market values. The exercise of this purchase option may result in a less favorable rate of return earned on the sales proceeds received than the rental revenue currently earned on such facilities.

These provisions could discourage unsolicited acquisition proposals or make it more difficult for a third-party to gain control of us, which could adversely affect the market price of our securities and prevent shareholders from receiving a take-over premium.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

In connection with the advisory agreement with a wholly-owned subsidiary of UHS, as discussed herein, we utilize certain of UHS' information technology ("IT") applications, consisting primarily of financial data applications. In addition, UHS and our third-party property managers rely extensively on IT systems to, as applicable, manage clinical and financial data, communicate with patients, tenants, payers, vendors and other third parties; and to summarize and analyze operating results. These various IT systems, and the networks and information systems of third parties that we, UHS and our third-party property managers rely on, are subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, security breaches including credit card or personally identifiable information breaches, vandalism, theft, natural disasters, catastrophic events, human error and potential cyber threats, including malicious codes, worms, phishing attacks, denial of service attacks, ransomware and other sophisticated cyber-attacks, and our disaster recovery planning cannot account for all eventualities. These systems, in turn, interface with, and rely on, third-party systems that we do not control. Third parties to whom we outsource certain of our functions, or with whom our systems interface and who may, in some instances, store our sensitive and confidential data, are also subject to the risks outlined above and may not have or use controls effective to protect such information. An attack, breach or other system disruption affecting any of these third parties could similarly harm our business.

Cybersecurity Risk Management and Strategy

As cyber criminals continue to become more sophisticated through evolution of their tactics, techniques and procedures, we, UHS and our third-party property managers have taken, and will continue to take, additional preventive measures to strengthen the cyber defenses of the collective networks and data. Protecting data, which includes information related to clinical and financial data, and communications with patients, tenants, payers, vendors and other third parties is a primary area of focus for us, UHS, and our third-party property managers. Given the critical nature of this information, certain cybersecurity risk management programs were implemented to assess, identify, and manage risks associated with cybersecurity threats as identified in Item 106(a) of Regulation S-K.

UHS has a multi-tier risk management structure that includes regular reviews of laws, policies, vulnerabilities, and resource levels to address risks facing our organization. Such risks include operational, intellectual property theft, fraud, risks that have potential unfavorable impacts on our employees and/or patients, and violation of data privacy or security laws. To address cybersecurity risks facing UHS, and in turn us, to the degree applicable, UHS has adopted a "continuous risk assessment" process. UHS, through a third party, conducts a bi-annual National Institute of Technology-Cyber Security Framework assessment to determine the maturity of its program and related controls. The results of that assessment are shared with management of UHS, which drives prioritization and investment in resources to address those risks. Likewise, annual penetration tests occur to review the efficacy of technical controls, results which are reviewed by management of UHS and resolved in a timely manner. Other factors that feed into UHS' risk management practices are also operational events and incidents, which can lead to controls being reviewed and enhanced.

UHS also has a mature incident response process in place in the event a cybersecurity incident occurs. This process defines roles, responsibilities and action plans designed to contain and eradicate the issue, and then restore systems in the event of a major disruption. Regularly, UHS conducts tabletop exercises to simulate responses to an incident and implement any insight gained from those exercises to improve recovery practices. As part of these processes, UHS regularly engages with assessors, consultants, auditors, and other third parties to review UHS' cybersecurity program to help identify areas for continued focus, improvement, and compliance.

UHS maintains a cybersecurity insurance policy that provides coverage in connection with cybersecurity incidents. However, costs and damages associated with cybersecurity incidents may not be fully insured under our insurance policy, and (to the extent otherwise covered) are subject to applicable deductibles.

For our the third-party property managers that manage a significant portion of our properties, we conduct periodic reviews of the policies and procedures they have established to detect, contain, eradicate, and restore systems in the event of a major disruption.

Based on the information available as of the date of this Form 10-K, during our fiscal year 2024 and through the date of this filing, we did not identify any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. For more information on risks to us from cybersecurity threats, see "*Risks Related to Business Operations - A cyber security incident could cause a violation of HIPAA, breach of member privacy, or other negative impacts.*" under "Item 1A. Risk Factors."

Governance of Cybersecurity

The Audit Committee of our Board of Trustees is responsible for the oversight of risks from cybersecurity threats. Members of the Audit Committee receive updates, as warranted, regarding matters of cybersecurity, including review of significant issues encountered by us, UHS or our third-party managers.

UHS' cybersecurity risk management and strategy processes are overseen by leaders from their Information Security, Compliance, Legal and Internal Auditing teams. Such individuals have an average of over 20 years of prior work experience in various roles involving information technology, including security, auditing, compliance, systems and programming. These individuals monitor the prevention, mitigation, detection and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan.

ITEM 2. *Properties*

The following table shows our investments in hospital facilities owned by us and leased to UHS and other non-related parties and also provides information related to various properties in which we have or had significant investments, some of which are accounted for by the equity method. The capacity in terms of beds (for the hospital facilities) and the five-year occupancy levels are based on information provided by the lessees.

Hospital Facility Name and Location	Type of facility	Number of available beds @ 12/31/2024	Average Occupancy(1)					Minimum lease revenue (6)	Lease Term End of initial or renewed term	Renewal term (years)	% of RSF under lease with guaranteed escalators	Range of guaranteed escalation
			2024	2023	2022	2021	2020					
Aiken Regional Medical Center / Aurora Pavilion (2)(5)(7) Aiken, South Carolina ……………………	Acute Care / Behavioral Health	273	59%	60%	55%	N/A	N/A	4,164,000	2033	35	100%	2.25%
McAllen Medical Center(3)(5)(7) McAllen, Texas ………………………	Acute Care	370	53%	56%	49%	51%	50%	5,485,000	2026	5	0%	—
Wellington Regional Medical Center(4)(5)(7) West Palm Beach, Florida………………	Acute Care	155	74%	73%	73%	75%	62%	6,643,000	2026	5	100%	2.50%
Canyon Creek Behavioral Health(2)(5)(7) Temple, Texas…………………………	Behavioral Health Care	102	48%	52%	45%	N/A	N/A	1,885,000	2033	35	100%	2.25%
Clive Behavioral Health(5)(7)(9) Clive, Iowa ……………………………	Behavioral Health Care	100	51%	48%	36%	16%	N/A	3,348,000	2040	50	100%	2.75%
Specialty Facility Name and Location												
Evansville Facility(8) Evansville, Indiana……………………	Specialty	0	—	—	—	—	—	—	—	—	0%	—

Facility Name and Location	Type of facility	Average Occupancy(1)					Minimum lease revenue (6)	Lease Term: End of initial or renewed term	Renewal term (years)	% of RSF under lease with guaranteed escalators	Range of guaranteed escalation
		2024	2023	2022	2021	2020					
Spring Valley MOB I (5) Las Vegas, Nevada	MOB	87%	88%	83%	86%	94%	$1,131,000	2025-2032	Various	100%	2%-5%
Spring Valley MOB II (5) Las Vegas, Nevada	MOB	95%	90%	95%	95%	71%	1,357,000	2025-2033	Various	100%	2%-3%
Summerlin Hospital MOB I (5) Las Vegas, Nevada	MOB	80%	79%	78%	79%	83%	1,583,000	2025-2033	Various	100%	2%-5%
Summerlin Hospital MOB II (5) Las Vegas, Nevada	MOB	91%	88%	74%	73%	77%	2,211,000	2025-2030	Various	100%	2%-5%
Summerlin Hospital MOB III (5) Las Vegas, Nevada	MOB	82%	89%	86%	88%	84%	1,760,000	2025-2034	Various	100%	2%-5%
Rosenberg Children's Medical Plaza Phoenix, Arizona	MOB	100%	100%	100%	100%	100%	2,491,000	2026-2033	Various	100%	2%-3%
Centennial Hills MOB (5) Las Vegas, Nevada	MOB	80%	79%	79%	79%	81%	1,985,000	2025-2035	Various	100%	2%-5%
PeaceHealth Medical Clinic Bellingham, Washington	MOB	100%	100%	100%	100%	100%	2,937,000	2029	10	100%	3%
Lake Pointe Medical Arts Building Rowlett, Texas	MOB	87%	88%	82%	84%	96%	1,162,000	2025-2034	Various	100%	3%
Chandler Corporate Center III Chandler, Arizona	MOB	100%	92%	92%	92%	92%	1,459,000	2027	Various	100%	3%
Frederick Crestwood MOB Frederick, Maryland	MOB	100%	100%	100%	100%	100%	1,694,000	2026-2030	Various	100%	2%-3%
Henderson Union Village MOB (5) Henderson, Nevada	MOB	73%	72%	68%	61%	52%	1,681,000	2026-2033	Various	100%	2%-3%
Midcoast Hospital MOB Brunswick, Maine	MOB	100%	100%	100%	100%	100%	1,485,000	2026	Various	100%	2%
Texoma Medical Plaza (5) Denison, Texas	MOB	92%	91%	93%	96%	100%	2,406,000	2025-2034	Various	100%	3%
Forney Medical Plaza Forney, Texas	MOB	90%	90%	86%	82%	81%	1,106,000	2025-2033	Various	99%	3%
Northwest Texas Prof. Office Tower Amarillo, Texas	MOB	100%	100%	100%	100%	100%	1,086,000	2025	Various	100%	3%-5%
Desert Valley Medical Center Phoenix, Arizona	MOB	86%	89%	94%	98%	100%	1,209,000	2025-2032	Various	100%	3%
Gold Shadow - 700 Shadow (5) Las Vegas, Nevada	MOB	72%	72%	67%	53%	61%	662,000	2025-2027	Various	100%	2%-3%
Gold Shadow - 2010 & 2020 Goldring MOB's (5) Las Vegas, Nevada	MOB	97%	96%	91%	85%	81%	2,174,000	2025-2032	Various	100%	2%-3%
Madison Professional Office Building Madison, Alabama	MOB	93%	87%	90%	100%	100%	654,000	2025-2028	Various	100%	3%
Sierra Medical Plaza I Reno, Nevada (5)	MOB	67%	44%	—	—	—	1,898,000	2033-2039	Various	100%	3%
St. Matthews Medical Plaza II Louisville, Kentucky	MOB	100%	100%	100%	100%	100%	2,818,000	2025-2032	Various	75%	3%
2704 North Tenaya Way Las Vegas, Nevada	MOB	100%	100%	100%	100%	100%	1,230,000	2029	12	100%	2%
Phoenix Children's East Valley Care Center Phoenix, Arizona	MOB	100%	100%	100%	100%	100%	1,205,000	2032	20	—	—

N/A – Not applicable.

(1) Average occupancy rate for the hospital facilities is based on the average number of available beds occupied during each of the five years ended December 31, 2024. Average available beds is the number of beds which are actually in service at any given time for immediate patient use with the necessary equipment and staff available for patient care. A hospital may have appropriate licenses for more beds than are in service for a number of reasons, including lack of demand, incomplete construction and anticipation of future needs. The average occupancy rate of a hospital is affected by a number of factors, including the number of physicians using the hospital, changes in the number of beds, the composition and size of the population of the community in which the hospital is located, general and local economic conditions, variations in local medical and surgical practices and the degree of outpatient use of the hospital services. Average occupancy rate for the multi-tenant medical office buildings is based on the occupied square footage of each building, including any applicable master leases.

(2) Please see above in *Item 1-Relationship with Universal Health Services, Inc.,* for additional disclosure regarding the asset purchase and sale agreement, as amended, with UHS and certain of its affiliates. On December 31, 2021, a wholly-owned subsidiary of UHS purchased the real estate assets of Inland Valley from us at its fair market value. Additionally, two wholly-owned subsidiaries of UHS transferred the real estate assets of two properties to us at their fair market values. The transferred properties are Aiken Regional Medical Center, ("Aiken") which includes an acute care hospital and a behavioral health pavilion, and Canyon Creek Behavioral Health ("Canyon Creek"). The occupancy details for Aiken and Canyon Creek from 2019 through 2021 are not relevant since we acquired them on December 31, 2021.

(3)   During the first quarter of 2001, UHS purchased the assets and operations of the 60-bed McAllen Heart Hospital located in McAllen, Texas. Upon acquisition by UHS, the Heart Hospital began operating under the same license as McAllen Medical Center (which has 370 available beds as of December 31, 2024). The net revenues of the combined operations included revenues generated by the Heart Hospital, the real property of which is not owned by us. Accordingly, the McAllen Medical Center lease was amended during 2001 to exclude from the bonus rent calculation, the estimated net revenues generated at the Heart Hospital (as calculated pursuant to a percentage-based allocation determined at the time of the merger). During 2000, UHS purchased the South Texas Behavioral Health Center, a behavioral health care facility located in McAllen, Texas. In 2006, a newly constructed, 134-bed replacement facility for the South Texas Behavioral Health Center was completed and opened. We do not own the real property of South Texas Behavioral Health Center. Upon UHS's acquisition of the South Texas Behavioral Health Center in 2000, the facility's license was merged into the operating license of McAllen Medical Center/McAllen Heart Hospital. There was no amendment to the McAllen Medical Center lease related to the operations of the South Texas Behavioral Health Center and its net revenues are distinct and excluded from the bonus rent calculation. In 2007, the operations of each of the above-mentioned facilities, as well as the operations of Edinburg Regional Medical Center/Children's Hospital, a 251-bed facility located in Edinburg, Texas, were merged into one license operating as the South Texas Health System ("STHS"). The real property of Edinburg Regional Medical Center/Children's Hospital is not owned by us and its net revenues are distinct and excluded from the bonus rent calculation. In 2015, the newly constructed South Texas ER at Weslaco and South Texas ER at Mission (Free-standing Emergency Departments ("FEDs")) were completed and opened. These facilities also operate under the STHS license. The real property of these two FEDs was purchased by us and leased back to STHS. As of December 31, 2024, UHS owns and operates several other FEDs that operate under the STHS license, the real property of which is not owned by us. The average occupancy rates reflected above are based upon the combined occupancy and combined number of beds at McAllen Medical Center and McAllen Heart Hospital. No assurance can be given as to the effect, if any, the consolidation of the facilities into one operating license, as mentioned above, had on the underlying value of McAllen Medical Center. Base rental commitments and the guarantee by UHS under the original lease continue for the remainder of the lease terms.

(4)   In 2014, an 80-bed expansion was added to Wellington Regional Medical Center increasing the hospital's total available beds from 153 to 233. Pursuant to terms of the Wellington Regional Medical Center lease in effect during 2021, we were entitled to bonus rental on the net revenues generated from the 80-bed expansion. However, since we did not acquire the property associated with the additional 80-beds, the hospital's base rental remained unchanged and the additional beds are not included in the number of available beds reflected above. Upon the December 31, 2021 expiration of the lease, Wellington Regional Medical Center exercised its fair market value renewal option and renewed the lease for a 5-year term.

(5)   The real estate assets of this facility are or were owned by us (either directly or through an LLC in which we hold 100% of the ownership interest) and include tenants who are subsidiaries of UHS or jointly owned by a subsidiary of UHS.

(6)   Minimum lease payment amounts contain impact of straight-line rent adjustments, if applicable.

(7)   See above in *Item 1-Relationship with Universal Health Services, Inc.* regarding, among other things, UHS' purchase option as discussed herein. We believe the respective fair values for each of these hospitals equals or exceeds the respective net book values or net financing receivables as of December 31, 2024 amounting to: $12.5 million for McAllen Medical Center, $8.1 million for Wellington Regional Medical Center, $29.6 million for Clive Behavioral Health, $57.0 million for Aiken Regional Medical Center (in terms of financing receivable), and; $25.8 for Canyon Creek Behavioral Health (in terms of financing receivable).

(8)   The lease on this facility expired in 2019 and the property remains vacant. We are marketing the property.

(9)   The lease on this facility, which was executed with a joint venture between UHS and an unrelated party, is triple net and has an initial term of 20 years with five, 10-year renewal options.

Leasing Trends at Our Significant Medical Office Buildings

During 2024, we had a total of 58 new or renewed leases related to the medical office buildings indicated above, in which we have significant investments, some of which are accounted for by the equity method. These leases comprised approximately 13% of the aggregate rentable square feet of these properties (10% related to renewed leases and 3% related to new leases). Rental rates, tenant improvement costs and rental concessions vary from property to property based upon factors such as, but not limited to, the current occupancy and age of our buildings, local overall economic conditions, proximity to hospital campuses and the vacancy rates, rental rates and capacity of our competitors in the market. In connection with lease renewals executed during 2024, the weighted-average rental rates, as compared to rental rates on the expired leases, increased by approximately 3% during 2024. The weighted-average tenant improvement costs associated with these new or renewed leases was approximately $7 per square foot during 2024. The weighted-average leasing commissions on the new and renewed leases commencing during 2024 was approximately 3% of base rental revenue over the term of the leases. The average aggregate value of the tenant concessions, generally consisting of rent abatements, provided in connection with new and renewed leases commencing during 2024 was approximately 0.3% of the future aggregate base rental revenue over the lease terms. Rent abatements were, or will be, recognized in our results of operations under the straight-line method over the lease term regardless of when payments are due.

Set forth below is information detailing the rentable square feet ("RSF") associated with each of our properties as of December 31, 2024 and the percentage of RSF on which leases expire during the next five years and thereafter. For the MOBs that have scheduled lease expirations during 2025 of 10% or greater (of RSF), if any, we have included information regarding estimated market rates relative to lease rates on the expiring leases.

	Total RSF	Available for Lease Jan. 1, 2025	Percentage of RSF with lease expirations					
			2025	2026	2027	2028	2029	2030 and Later
Hospital Investments:								
McAllen Medical Center	422,276	0%	0%	100%	0%	0%	0%	0%
Aiken Regional Medical Center/Aurora Pavilion Behavioral Health Services	346,000	0%	0%	0%	0%	0%	0%	100%
Wellington Regional Medical Center	196,489	0%	0%	100%	0%	0%	0%	0%
Clive Behavioral Health	82,138	0%	0%	0%	0%	0%	0%	100%
Canyon Creek Behavioral Health	67,700	0%	0%	0%	0%	0%	0%	100%
Sub-total Hospitals	1,114,603	0%	0%	56%	0%	0%	0%	44%
Specialty Facility:								
Evansville Facility	77,440	100%	0%	0%	0%	0%	0%	0%
Medical Office Buildings:								
Goldshadow - 2010 - 2020 Goldring MOB's (a.)	74,868	2%	10%	16%	23%	0%	3%	46%
Goldshadow - 700 Shadow Lane MOB (a.)	42,060	28%	34%	18%	20%	0%	0%	0%
Texoma Medical Plaza	115,284	3%	8%	3%	11%	9%	14%	52%
St. Matthews Medical Plaza II (a.)	103,011	0%	36%	0%	1%	6%	18%	39%
Desert Springs Medical Plaza	103,000	49%	8%	7%	7%	2%	27%	0%
Peace Health Medical Clinic	98,886	0%	0%	0%	0%	0%	100%	0%
Centennial Hills Medical Office Building	96,573	20%	3%	23%	13%	9%	10%	22%
Summerlin Hospital Medical Office Building II	92,313	9%	8%	18%	17%	7%	23%	18%
Summerlin Hospital Medical Office Building I (a.)	89,636	23%	31%	21%	6%	4%	0%	15%
Sierra Medical Plaza I	85,902	32%	0%	0%	0%	0%	0%	68%
Chandler Corporate Center III	81,770	0%	0%	0%	100%	0%	0%	0%
3811 E. Bell	80,200	40%	8%	5%	21%	4%	0%	22%
Henderson Union Village MOB	79,599	27%	0%	3%	34%	3%	0%	33%
McAllen Doctor's Center	79,497	0%	0%	0%	0%	0%	0%	100%
Summerlin Hospital Medical Office Building III	77,713	24%	0%	2%	34%	18%	7%	15%
Texoma Medical Plaza II	74,921	39%	0%	0%	0%	0%	0%	61%
Mid Coast Hospital MOB	74,629	0%	0%	100%	0%	0%	0%	0%
North West Texas Professional Office Tower (f.)	72,351	0%	100%	0%	0%	0%	0%	0%
Rosenberg Children's Medical Plaza	66,231	0%	0%	6%	0%	24%	0%	70%
Frederick Crestwood MOB	62,297	0%	0%	42%	0%	0%	0%	58%
Palmdale Medical Plaza	59,405	39%	5%	8%	10%	9%	9%	20%
Sierra San Antonio Medical Plaza	59,160	9%	5%	6%	2%	0%	7%	71%
Spring Valley Medical Office Building (a.)	57,828	16%	20%	16%	25%	5%	13%	5%
Spring Valley Medical Office Building II	57,364	5%	0%	17%	22%	20%	7%	29%
Southern Crescent Center II (a.)	53,680	46%	39%	0%	0%	0%	0%	15%
Desert Valley Medical Center (b.)	53,625	10%	25%	0%	5%	13%	5%	42%
Tuscan Professional Building	53,231	56%	7%	0%	20%	0%	0%	17%
Lake Pointe Medical Arts Building (a.)	50,974	8%	35%	18%	10%	0%	6%	23%
Forney Medical Plaza	50,947	10%	5%	21%	5%	24%	31%	4%
Vista Medical Terrace	50,921	65%	4%	0%	14%	9%	0%	8%
2704 N. Tenaya Way	44,894	0%	0%	0%	0%	0%	100%	0%
2700 Fire Mesa	44,424	0%	0%	0%	100%	0%	0%	0%
Southern Crescent Center I (a.)	41,897	49%	30%	16%	0%	5%	0%	0%
BRB Medical Office Building	40,733	27%	3%	35%	0%	17%	18%	0%
Cypresswood Professional Center - 8101	10,200	0%	0%	0%	0%	0%	0%	100%
Cypresswood Professional Center - 8111	29,882	51%	6%	43%	0%	0%	0%	0%
Danbury Medical Plaza	36,141	40%	0%	54%	0%	0%	6%	0%
The Sparks Medical Building (c.)	35,127	0%	21%	13%	36%	11%	0%	19%
Phoenix Children's East Valley Care Center	30,960	0%	0%	0%	0%	0%	0%	100%
Forney Medical Plaza II	30,507	18%	9%	17%	25%	31%	0%	0%
Madison Station MOB (a.)	30,096	7%	34%	0%	33%	26%	0%	0%
Apache Junction Medical Plaza (c.)	26,901	9%	13%	35%	0%	0%	0%	43%
Santa Fe Professional Plaza (b.)	24,832	7%	28%	20%	14%	31%	0%	0%
Professional Bldg at King's Crossing - Bldg A	11,528	100%	0%	0%	0%	0%	0%	0%
Professional Bldg at King's Crossing - Bldg B (a.)	12,790	11%	30%	0%	0%	18%	21%	20%
140 Thomas Johnson Drive	20,465	0%	0%	0%	0%	15%	0%	85%
Emory at Dunwoody Building (e.)	20,366	0%	100%	0%	0%	0%	0%	0%
Piedmont - Roswell Physicians Center	19,927	0%	0%	0%	0%	0%	0%	100%
Bellin Health Family Medical Center	18,600	0%	0%	100%	0%	0%	0%	0%

Beaumont Heart & Vascular	17,621	0%	0%	100%	0%	0%	0%	0%
Piedmont - Vinings Physicians Center	16,790	0%	0%	0%	0%	0%	0%	100%
Ward Eagle Office Village	16,282	0%	7%	0%	0%	93%	0%	0%
Haas Medical Office Park (d.)	15,850	0%	100%	0%	0%	0%	0%	0%
Health Center at Hamburg (a.)	15,400	0%	100%	0%	0%	0%	0%	0%
Northwest Medical Center at Sugar Creek	13,696	0%	0%	0%	0%	38%	62%	0%
Family Doctor's MOB	12,050	0%	0%	100%	0%	0%	0%	0%
Beaumont Sleep Center	11,556	0%	0%	0%	100%	0%	0%	0%
701 South Tonopah Building	10,747	0%	0%	0%	100%	0%	0%	0%
Sand Point MOB	9,128	0%	0%	0%	0%	0%	0%	100%
5004 Pool Road MOB	4,400	0%	0%	0%	100%	0%	0%	0%
Preschool and Childcare Centers:								
Chesterbrook Academy - New Britain	8,402	0%	0%	0%	0%	0%	0%	100%
Chesterbrook Academy - Audubon	8,300	0%	0%	0%	0%	0%	0%	100%
Chesterbrook Academy - Newtown	8,163	0%	0%	0%	0%	0%	0%	100%
Chesterbrook Academy - Uwchlan (g.)	8,163	0%	100%	0%	0%	0%	0%	0%
Ambulatory Care Centers:								
Hanover Emergency Center	22,000	0%	0%	0%	0%	0%	100%	0%
South Texas ER at Mission	13,578	0%	0%	0%	0%	0%	0%	100%
South Texas ER at Weslaco	13,578	0%	0%	0%	0%	0%	0%	100%
Las Palmas Del Sol Emergency Center-West	9,395	0%	0%	100%	0%	0%	0%	0%
Sub-total Other Investments	2,963,245	16%	13%	13%	14%	6%	11%	27%
Total	4,155,288	13%	9%	24%	10%	4%	8%	32%

(a) The estimated market rates related to the 2025 expiring RSF are greater than the lease rates on the expiring leases by approximately 0% to 4%.

(b) The estimated market rates related to the 2025 expiring RSF are greater than the lease rates on the expiring leases by approximately 5% to 12%.

(c) The estimated market rates related to the 2025 expiring RSF are less than the lease rates on the expiring leases by approximately 1% to 5%.

(d) The estimated market rates related to the 2025 expiring RSF are less than the lease rates on the expiring leases by approximately 11%

(e) Lease expires on May 31, 2025 and we have been notified by the tenant that they do not intend to renew. The property is being marketed. The estimated market rates related to the 2025 expiring RSF are less than the lease rates on the expiring leases by approximately 11%.

(f) We believe it is likely that the tenants may not renew their leases upon the October 31, 2025 scheduled expirations. The property is being marketed. The estimated market rates related to the 2025 expiring RSF are greater than the lease rates on the expiring leases by approximately 0% to 4%.

(g) We believe it is likely that the tenant may not renew their lease upon the June 30, 2025 scheduled expiration. The estimated market rate related to the 2025 expiring RSF is greater than the lease rate on the expiring lease by approximately 5%.

On a combined basis, based upon the aggregate revenues and square footage for the occupied hospital facilities owned as of December 31, 2024 and 2023, the average effective annual rental per square foot was $21.55 and $21.43, respectively. On a combined basis, based upon the aggregate consolidated and unconsolidated revenues and the estimated average occupied square footage for our MOBs, FEDs and childcare centers owned as of December 31, 2024 and 2023, the average effective annual rental per square foot was $33.73 and $32.59, respectively. On a combined basis, based upon the aggregate consolidated and unconsolidated revenues and estimated average occupied square footage for all of our occupied properties owned as of December 31, 2024 and 2023, the average effective annual rental per square foot was $30.03 and $29.21, respectively. The estimated average occupied square footage for 2024 was calculated by averaging the unavailable rentable square footage on January 1, 2024 and January 1, 2025. The estimated average occupied square footage for 2023 was calculated by averaging the unavailable rentable square footage on January 1, 2023 and January 1, 2024.

During 2024, none of the properties generated revenues that were equal to or greater than 10% of our consolidated revenues. Additionally, none of the properties had net book values greater than 10% of our consolidated assets as of December 31, 2024. None of our unconsolidated LLCs had revenues (including 100% of the revenues generated at the properties owned by our unconsolidated LLCs) greater than 10% of the combined consolidated and unconsolidated revenues during 2024. None of the properties had book values (including 100% of the book values of the properties owned by our unconsolidated LLCs) greater than 10% of the consolidated and unconsolidated assets.

The following table sets forth lease expirations for each of the next ten years for our properties as of December 31, 2024.

	Expiring Square Feet	Number of Tenants	Annual Rentals of Expiring Leases(1)	Percentage of Annual Rentals(2)
Hospital properties				
2025	0	0	$ 0	0%
2026	618,765	2	15,235,518	14%
2027	0	0	0	0%
2028	0	0	0	0%
2029	0	0	0	0%
2030	0	0	0	0%
2031	0	0	0	0%
2032	0	0	0	0%
2033	413,700	2	5,432,207	5%
2034	0	0	0	0%
Thereafter	82,138	1	3,347,556	3%
Subtotal-hospital facilities	1,114,603	5	$ 24,015,281	22%
Other consolidated properties				
2025	342,427	82	$ 10,657,323	10%
2026	304,232	69	10,916,853	10%
2027	391,757	59	13,125,596	12%
2028	164,198	37	6,189,677	6%
2029	311,366	35	10,801,361	10%
2030	276,795	33	9,172,325	8%
2031	34,817	6	1,286,143	1%
2032	100,189	9	3,473,507	3%
2033	130,853	14	5,101,168	5%
2034	37,946	7	1,511,257	1%
Thereafter	147,894	7	3,083,700	3%
Subtotal-other consolidated properties	2,242,474	358	$ 75,318,910	70%
Other unconsolidated properties (MOBs)				
2025	40,354	4	$ 1,417,832	1%
2026	79,944	11	2,789,451	3%
2027	8,525	2	353,637	0%
2028	14,941	3	586,541	1%
2029	18,318	2	633,506	1%
2030	5,840	1	194,546	0%
2031	51,318	4	1,724,442	2%
2032	18,670	1	645,679	1%
2033	0	0	0	0%
2034	0	0	0	0%
Thereafter	10,110	2	349,642	0%
Subtotal-other unconsolidated properties	248,020	30	$ 8,695,276	8%
Total all properties at December 31, 2024	3,605,097	393	$ 108,029,467	100%

(1) The annual rentals of expiring leases reflected above were calculated based upon each property's 2024 average rental rate per occupied square foot applied to each property's scheduled lease expirations (on a square foot basis). These amounts include the data related to the unconsolidated LLCs/LPs in which we hold various non-controlling ownership interests at December 31, 2024 and also include the bonus rentals earned on the UHS hospital facilities.

(2) The percentages of annual rentals reflected above were calculated based upon the annual rentals of the applicable expiring leases (as reflected above) divided by the total annual rentals of all expiring leases in the next ten years and thereafter (as reflected above).

ITEM 3. *Legal Proceedings*

None

ITEM 4. *Mine Safety Disclosures*

Not applicable

PART II

ITEM 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our shares of beneficial interest are listed on the New York Stock Exchange under the symbol UHT.

Holders

As of January 31, 2025, there were approximately 234 shareholders of record of our shares of beneficial interest.

Dividends

It is our intention to declare quarterly dividends to the holders of our shares of beneficial interest so as to comply with applicable sections of the Internal Revenue Code governing REITs. Our revolving credit facility limits our ability to increase dividends in excess of 95% of cash available for distribution, as defined in our revolving credit agreement, unless additional distributions are required to be made so as to comply with applicable sections of the Internal Revenue Code and related regulations governing REITs.

Equity Compensation

Refer to *Item 12-Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,* of this report for information regarding securities authorized for issuance under our equity compensation plan.

Stock Price Performance Graph

The following graph compares our performance with that of the S&P 500 and a group of peer companies, where performance has been weighted based on market capitalization. Companies in our peer group are as follows: Healthcare Realty Trust, Inc., Healthpeak Properties, Inc., LTC Properties, Inc., National Health Investors, Inc., Omega Healthcare Investors, Inc. and Welltower, Inc.

The total cumulative return on investment (change in the year-end stock price plus reinvested dividends) for each of the periods for us, the peer group and the S&P 500 composite is based on the stock price or composite index at the end of fiscal 2019.



Company Name / Index	Base Period Dec 19	INDEXED RETURNS Years Ending				
		Dec 20	Dec 21	Dec 22	Dec 23	Dec 24
Universal Health Realty Income Trust	$ 100	$ 56.76	$ 54.86	$ 46.49	$ 44.80	$ 41.47
S&P 500 Index	$ 100	$ 118.40	$ 152.39	$ 124.79	$ 157.59	$ 197.02
Peer Group	$ 100	$ 87.83	$ 106.56	$ 85.04	$ 101.53	$ 135.55

ITEM 6. [*Reserved*]

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to promote an understanding of our operating results and financial condition. The MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying Notes to the Consolidated Financial Statements, as included in this Annual Report on Form 10-K. The MD&A contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those presented under *Item 1A. Risk Factors,* and below in *Forward-Looking Statements and Risk Factors* and as included elsewhere in this Annual Report on Form 10-K. This section generally discusses our results of operations for the year ended December 31, 2024 as compared to the year ended December 31, 2023. For discussion of our result of operations and changes in our financial condition for the year ended December 31, 2023, as compared to the year ended December 31, 2022, please refer to *Part II, Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations* in our Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on February 27, 2024, which section is incorporated by reference herein.

Overview

We are a real estate investment trust ("REIT") that commenced operations in 1986. We invest in healthcare and human service related facilities currently including acute care hospitals, behavioral health care hospitals, specialty facilities, free-standing emergency departments, childcare centers and medical/office buildings. As of February 26, 2025, we have seventy-six real estate investments or commitments in twenty-one states consisting of:

- six hospital facilities consisting of three acute care hospitals and three behavioral health care hospitals;

- four free-standing emergency departments ("FEDs");

- sixty medical/office buildings ("MOBs"), including four owned by unconsolidated limited liability companies ("LLCs")/limited liability partnerships ("LPs");

- four preschool and childcare centers;

- one specialty facility located in Evansville, Indiana, that is currently vacant, and;

- one vacant land investment located in Chicago, Illinois.

Forward Looking Statements and Risk Factors

This report contains "forward-looking statements" that reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements include, among other things, information concerning our possible future results of operations, business and growth strategies, financing plans, expectations that regulatory developments or other matters will or will not have a material adverse effect on our business or financial condition, our competitive position and the effects of competition, the projected growth of the industry in which we operate, and the benefits and synergies to be obtained from our completed and any future acquisitions, and statements of our goals and objectives, and other similar expressions concerning matters that are not historical facts. Words such as "may," "will," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "appears," "projects" and similar expressions, or the negative of those words and expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or our good faith belief with respect to future events, and is subject to risks and uncertainties that are difficult to predict and many of which are outside of our control. Many factors, including those set forth herein in *Item 1A. Risk Factors* and other important factors disclosed in this report and from time to time in our other filings with the SEC could cause actual performance or results to differ materially from those expressed in the statements. Such factors include, among other things, the following:

- A substantial portion of our revenues are dependent upon one operator, UHS, which comprised approximately 40%, 41% and 40% of our consolidated revenues for the years ended December 31, 2024, 2023 and 2022, respectively. We cannot assure you that subsidiaries of UHS will renew the leases on the hospital facilities and free-standing emergency departments, upon the scheduled expirations of the existing lease terms. In addition, if subsidiaries of UHS exercise their options to purchase the respective leased hospital facilities and FEDs, and do not enter into a substitution arrangement upon expiration of the lease terms or otherwise, our future revenues and results of operations could decrease if we were unable to earn a favorable rate of return on the sale proceeds received, as compared to the rental revenue currently earned pursuant to these leases.

- Although interest rates have moderated recently, the increase in interest rates during the past few years has significantly increased our interest expense thereby reducing our net income, cash provided by operating activities and funds from operations, as well as unfavorably impacting our ability to access the capital markets on favorable terms. The increased interest rates on our borrowings and/or the increased costs related to new construction could also affect our ability to make additional attractive investments. The effects of increased interest rates on our borrowings, including the unfavorable impact on the terms of recent and future interest rate swap and/or cap agreements, could unfavorably impact our future rental revenue and expenses, including interest expense, and may potentially have a material unfavorable impact on our future net income, cash provided by operating activities, funds from operations, lease renewal terms, the underlying value of our properties, our ability to grow our portfolio, and the value of our common shares.

- During the past few years, our tenants have experienced inflationary pressures, primarily in personnel and certain other costs. In addition, certain of our tenants have experienced staffing shortages that has, at various times, required the hiring of expensive temporary personnel and/or enhanced wages and benefits to recruit and retain nurses and other clinical staff and support personnel. The impact of inflation and/or staffing shortages, which had a material unfavorable impact on the operating results of certain of our tenants during 2022, moderated to a certain degree during 2023 and 2024. However, the extent of any future impacts from inflation on our tenants' businesses and results of operations will be dependent upon how long the elevated inflation levels persist and the extent to which the rate of inflation further increases, if at all, neither of which we are able to predict. If elevated levels of inflation were to persist or if the rate of inflation were to accelerate, expenses of our tenants, and our direct operating expenses that are not passed on to our tenants, could increase faster than anticipated and may require utilization of our and our tenants' capital resources sooner than expected. Further, given the complexities of the reimbursement landscape in which our tenants operate, their payers may be unwilling or unable to increase reimbursement rates to compensate for inflationary impacts. This may impact their ability and willingness to make rental payments.

- President Biden signed into law fiscal year 2025 appropriations to federal agencies for continuing projects and activities through March 14, 2025. We cannot predict whether or not there will be future legislation averting a federal government shutdown, however, the operating results and results of operations of certain of our tenants, and therefore potentially ours, could be materially unfavorably impacted by a federal government shutdown.

- In certain of our markets, the general real estate market has been unfavorably impacted by increased competition/capacity and decreases in occupancy and rental rates which may adversely impact our operating results and the underlying value of our properties.

- A number of legislative initiatives have recently been passed into law that may result in major changes in the health care delivery system on a national or state level to the operators of our facilities, including UHS. No assurances can be given that the implementation of these new laws will not have a material adverse effect on the business, financial condition or results of operations of our operators.

- A subsidiary of UHS is our Advisor and our officers are all employees of a wholly-owned subsidiary of UHS, which may create the potential for conflicts of interest.

- Potential unfavorable tax consequences and reduced income resulting from an inability to complete, within the statutory timeframes, anticipated tax deferred like-kind exchange transactions pursuant to Section 1031 of the Internal Revenue Code, if, and as, applicable from time-to-time.

- The potential unfavorable impact on our business of the deterioration in national, regional and local economic and business conditions, including a worsening of credit and/or capital market conditions, which may adversely affect our ability to obtain capital which may be required to fund the future growth of our business and refinance existing debt with near term maturities.

- A deterioration in general economic conditions which may result in increases in the number of people unemployed and/or insured and likely increase the number of individuals without health insurance. Under these circumstances, the operators of our facilities may experience declines in patient volumes which could result in decreased occupancy rates at our medical office buildings.

- A worsening of the economic and employment conditions in the United States would likely materially affect the business of our operators, including UHS, which would likely unfavorably impact our future bonus rental revenue (on one UHS hospital facility) and may potentially have a negative impact on the future lease renewal terms and the underlying value of the hospital properties.

- There is a heightened risk of future cybersecurity threats, including ransomware attacks targeting healthcare providers. If successful, future cyberattacks could have a material adverse effect on our business. Any costs that we, or our third-party property managers, incur as a result of a data security incident or breach, including costs to update security protocols to mitigate such an incident or breach, could be significant. Any breach or failure in our, our third-party property managers', our tenants', or our or their respective third-party service providers' operational security systems, can result in loss of data or an unauthorized disclosure of or access to sensitive or confidential member or protected personal or health information and could result in violations of applicable privacy and other laws, significant penalties or fines, litigation, loss of customers, significant damage to our or their reputation and business, and other liability or losses. We may also incur additional costs related to cybersecurity risk management and remediation. There can be no assurance that we, our third-party property managers, our tenants or our or their service providers, if applicable, will not suffer losses relating to cyber-attacks or other information security breaches in the future or that insurance coverage (if applicable) will be adequate to cover all the costs resulting from such events.

- The outcome and effects of known and unknown litigation, government investigations, and liabilities and other claims asserted against us, UHS or the other operators of our facilities. From time to time, UHS and its subsidiaries are subject to legal actions, purported shareholder class actions, shareholder derivative cases, governmental investigations and regulatory actions and the effects of adverse publicity relating to such matters. Since UHS comprised approximately 40% of our consolidated revenues during the year ended December 31, 2024, and since a subsidiary of UHS is our Advisor, you are encouraged to obtain and review the disclosures contained in the *Legal Proceedings* section of Universal Health Services, Inc.'s Forms 10-Q and 10-K, as publicly filed with the Securities and Exchange Commission. Those filings are the sole responsibility of UHS and are not incorporated by reference herein.

- Failure of UHS or the other operators of our hospital facilities to comply with governmental regulations related to the Medicare and Medicaid licensing and certification requirements could have a material adverse impact on our future revenues and the underlying value of the property.

- Real estate market factors, including without limitation, the supply and demand of office space and market rental rates, changes in interest rates as well as an increase in the development of medical office condominiums in certain markets.

- The impact of property values and results of operations of severe weather conditions, including the effects of hurricanes.

- Government regulations, including changes in the reimbursement levels under the Medicare and Medicaid programs. In addition, the United States has recently enacted and proposed to enact significant new tariffs, which could adversely impact our and our tenants' business, financial condition and results of operations as a result of the increased costs on our and their operations and supply chains due to tariffs.

- The issues facing the health care industry that affect the operators of our facilities, including UHS, such as: changes in, or the ability to comply with, existing laws and government regulations; unfavorable changes in the levels and terms of reimbursement by third party payers or government programs, including Medicare (including, but not limited to, the potential unfavorable impact of future reductions to Medicare reimbursements resulting from the Budget Control Act of 2011, as discussed in the next bullet point below) and Medicaid (most states have reported significant budget deficits that have, in the past, resulted in the reduction of Medicaid funding to the operators of our facilities, including UHS); demographic changes; the ability to enter into managed care provider agreements on acceptable terms; an increase in uninsured and self-pay patients which unfavorably impacts the collectability of patient accounts; decreasing in-patient admission trends; technological and pharmaceutical improvements that may increase the cost of providing, or reduce the demand for, health care, and; the ability to attract and retain qualified medical personnel, including physicians.

- The Budget Control Act of 2011 imposed annual spending limits for most federal agencies and programs aimed at reducing budget deficits including Medicare payment reductions of up to 2% per fiscal year. Current legislation extended those cuts through 2032. We cannot predict whether Congress will restructure the implemented Medicare payment reductions or what other federal budget deficit reduction initiatives may be proposed by Congress going forward. We also cannot predict the effect these enactments will have on the operators of our properties (including UHS), and thus, our business.

- An increasing number of legislative initiatives have been passed into law that may result in major changes in the health care delivery system on a national or state level. Legislation has already been enacted that has eliminated the penalty for failing to maintain health coverage that was part of the original Patient Protection and Affordable Care Act (the "ACA"). The Biden administration had undertaken executive actions to strengthen the ACA, including issuing executive orders implementing a special enrollment period permitting individuals to enroll in health plans outside of the annual open enrollment period and reexamining policies that may undermine the ACA or the Medicaid program. The American Rescue Plan Act of 2021's expansion of subsidies to purchase coverage through an exchange, which the Inflation Reduction Act of 2022, passed on August 16, 2022, continues through 2025, has increased exchange enrollment. However, the prior President Trump administration had taken various steps having the effect of reducing enrollment through the exchange, so the likelihood of subsidy extension and other exchange-expansion activities is questionable. While attempts to repeal the entirety of the ACA have not been successful to date, a key provision of the ACA was eliminated as part of the Tax Cuts and Jobs Act and on December 14, 2018, a federal U.S. District Court Judge in Texas ruled the entire ACA is unconstitutional. That ruling was ultimately appealed to the United States Supreme Court, which decided in *California v. Texas* that the plaintiffs in the matter lacked standing to bring their constitutionality claims. On September 7, 2022, the ACA faced its most recent challenge when a Texas Federal District Court judge, in the case of *Braidwood Management v. Becerra*, ruled that certain provisions violate the Appointments Clause of the U.S. Constitution and the Religious Freedom Restoration Act. The decision was appealed to the U.S. Court of Appeals for the Fifth Circuit, which on June 21, 2024 affirmed the District Court's ruling regarding preventive services recommended by United States Preventive Services Task Force being unconstitutional. However, the Fifth Circuit overturned the nationwide injunction imposed by the District Court, preserving access to the majority of preventive services in dispute for now. The U.S. Government appealed and on January 10, 2025, the U.S. Supreme Court agreed to hear the matter. Any future efforts to challenge, replace or replace the ACA or expand or substantially amend its provision is unknown.

- There can be no assurance that if any of the announced or proposed changes described above are implemented there will not be negative financial impact on the operators of our hospitals, which material effects may include a potential decrease in the market for health care services or a decrease in the ability of the operators of our hospitals to receive reimbursement for health care services provided which could result in a material adverse effect on the financial condition or results of operations of the operators of our properties, and, thus, our business.

- Competition for properties include, but are not limited to, other REITs, private investors and firms, banks and other companies, including UHS. In addition, we may face competition from other REITs for our tenants.

- The operators of our facilities face competition from other health care providers, including physician owned facilities and other competing facilities, including certain facilities operated by UHS but the real property of which is not owned by us. Such competition is experienced in markets including, but not limited to, McAllen, Texas, the site of our McAllen Medical Center, a 370-bed acute care hospital.

- Changes in, or inadvertent violations of, tax laws and regulations and other factors that can affect REITs and our status as a REIT, including possible future changes to federal tax laws that could materially impact our ability to defer gains on divestitures through like-kind property exchanges.

- Should we be unable to comply with the strict income distribution requirements applicable to REITs, utilizing only cash generated by operating activities, we would be required to generate cash from other sources which could adversely affect our financial condition.

- We hold non-controlling equity interests in four LLCs/LPs, pursuant to the operating and/or partnership agreements of which the third-party member and the Trust, at any time, potentially subject to certain conditions, have the right to make an offer ("Offering Member") to the other member(s) ("Non-Offering Member") in which it either agrees to: (i) sell the entire ownership interest of the Offering Member to the Non-Offering Member at a price as determined by the Offering Member ("Transfer Price"), or; (ii) purchase the entire ownership interest of the Non-Offering Member at the equivalent proportionate Transfer Price. The Non-Offering Member has 60 to 90 days to either: (i) purchase the entire ownership interest of the Offering Member at the Transfer Price, or; (ii) sell its entire ownership interest to the Offering Member at the equivalent proportionate Transfer Price. The closing of the transfer must occur within 60 to 90 days of the acceptance by the Non-Offering Member.

- Fluctuations in the value of our common stock, which, among other things could be affected by the current increasing interest rate environment.

- Our business, results of operations, financial condition, or stock price may be adversely affected if we are not able to achieve our environmental, social and governance ("ESG") goals or comply with emerging ESG regulations, or otherwise meet the expectations of our stakeholders with respect to ESG matters.

- Other factors referenced herein or in our other filings with the Securities and Exchange Commission.

Given these uncertainties, risks and assumptions, you are cautioned not to place undue reliance on such forward-looking statements. Our actual results and financial condition, including the operating results of our lessees and the facilities leased to subsidiaries of UHS, could differ materially from those expressed in, or implied by, the forward-looking statements.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to publicly update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except as may be required by law. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes.

We consider our critical accounting policies to be those that require us to make significant judgments and estimates when we prepare our financial statements, including the following:

Purchase Accounting for Acquisition of Investments in Real Estate: Purchase accounting is applied to the assets and liabilities related to most real estate investments acquired from third parties. In accordance with current accounting guidance, we account for most of our property acquisitions as acquisitions of assets, which requires the capitalization of acquisition costs to the underlying assets and prohibits the recognition of goodwill or bargain purchase gains. The fair value of most of the real estate acquired is allocated to the acquired tangible assets, consisting primarily of land, building and tenant improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, and acquired ground leases, based in each case on their fair values. Loan premiums, in the case of above market rate assumed loans, or loan discounts, in the case of below market assumed loans, are recorded based on the fair value of any loans assumed in connection with acquiring the real estate.

The fair values of the tangible assets of an acquired property are determined based on comparable land sales for land and replacement costs adjusted for physical and market obsolescence for the improvements. The fair values of the tangible assets of an acquired property are also determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, building and tenant improvements based on management's determination of the relative fair values of these assets. Management determines the as-if-vacant fair value of a property based on assumptions that a market participant would use, which is similar to methods used by independent appraisers. In addition, there is intangible value related to having tenants leasing space in the purchased property, which is referred to as in-place lease value. Such value results primarily from the buyer of a leased property avoiding the costs associated with leasing the property and also avoiding rent losses and unreimbursed operating expenses during the hypothetical lease-up period. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases including leasing commissions, tenant improvements, legal and other related costs. The value of in-place leases are amortized to expense over the remaining initial terms of the respective leases.

In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) estimated fair market lease rates from the perspective of a market participant for the corresponding in-place leases, measured, for above-market leases, over a period equal to the remaining non-cancelable term of the lease and, for below-market leases, over a period equal to the initial term plus any below market fixed rate renewal periods. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values, also referred to as acquired lease obligations, are amortized as an increase to rental income over the initial terms of the respective leases.

Asset Impairment: We review each of our properties for indicators that its carrying amount may not be recoverable. Examples of such indicators may include a significant decrease in the market price of the property, a change in the expected holding period for the property, a significant adverse change in how the property is being used or expected to be used based on the underwriting at the time of acquisition, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of the property, or a history of operating or cash flow losses of the property. When such impairment indicators exist, we review an estimate of the future undiscounted net cash flows (excluding interest charges) expected to result from the real estate investment's use and eventual disposition and compare that estimate to the carrying value of the property. We consider factors such as future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If our future undiscounted net cash flow evaluation indicates that we are unable to recover the carrying value of a real estate investment, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. Since cash flows on properties considered to be long-lived assets to be held and used are considered on an undiscounted basis to determine whether the carrying value of a property is recoverable, our strategy of holding properties over the long-term directly decreases the likelihood of their carrying values not being recoverable and therefore requiring the recording of an impairment loss. If our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized and such loss could be material. If we determine that the asset fails the recoverability test, the affected assets must be reduced to their fair value.

We generally estimate the fair value of rental properties utilizing a discounted cash flow analysis that includes projections of future revenues, expenses and capital improvement costs that a market participant would use based on the highest and best use of the asset, which is similar to the income approach that is commonly utilized by appraisers. In certain cases, we may supplement this analysis by obtaining outside broker opinions of value or third-party appraisals.

In considering whether to classify a property as held for sale, we consider factors such as whether management has committed to a plan to sell the property, the property is available for immediate sale in its present condition for a price that is reasonable in relation to its current value, the sale of the property is probable, and actions required for management to complete the plan indicate that it is unlikely that any significant changes will made to the plan. If all the criteria are met, we classify the property as held for sale. Upon being classified as held for sale, depreciation and amortization related to the property ceases and it is recorded at the lower of its carrying amount or fair value less cost to sell. The assets and related liabilities of the property are classified separately on the consolidated balance sheets for the most recent reporting period. Only those assets held for sale that constitute a strategic shift or that will have a major effect on our operations are classified as discontinued operations.

An other than temporary impairment of an investment in an unconsolidated LLC is recognized when the carrying value of the investment is not considered recoverable based on evaluation of the severity and duration of the decline in value, including projected declines in cash flow. To the extent impairment has occurred, the excess carrying value of the asset over its estimated fair value is charged to income.

Results of Operations

Year ended December 31, 2024 as compared to the year ended December 31, 2023

For the year ended December 31, 2024, net income was $19.2 million as compared to $15.4 million during 2023. The $3.8 million increase was primarily attributable to:

- an increase of $3.5 million resulting from an aggregate net increase in the income generated at various properties;

- an increase of $2.0 million resulting from a reduction in the expenses related to our property located in Chicago, Illinois, including $1.1 million from demolition expenses incurred during 2023, and $610,000 related to a property tax reduction recorded during 2024 which related primarily to prior periods;

- an increase of $232,000 resulting from a loss on divestiture of real estate assets recorded during the fourth quarter of 2023 in connection with the sale of a specialty facility located in Corpus Christ, Texas (see *Note 3 to the consolidated financial statements-Purchase and Sale Transaction, Acquisitions, Divestitures and New Construction),* and;

- a decrease of $1.9 million resulting from an increase in interest expense due primarily to increases in our average borrowing rate (which gives effect to various interest rate swap agreements) and our average outstanding borrowings pursuant to the terms of our revolving credit agreement.

Revenues increased by $3.4 million, or 3.6%, during 2024, as compared to 2023. The increase during 2024, as compared to 2023, was due primarily to an aggregate net increase generated at various properties, including revenues generated at a newly constructed MOB located in Reno Nevada, that opened during the first quarter of 2023, and the revenues generated at an MOB located in McAllen, Texas, that was acquired during the third quarter of 2023.

Our other operating expenses include expenses related to the consolidated MOBs as well as the vacant land and the vacant specialty facility (as discussed herein). Other operating expenses incurred in connection with these properties totaled $25.8 million (net of a $610,000 prior period property tax reduction) and $27.8 million (including $1.1 million of demolition expenses) during 2024 and 2023, respectively. A large portion of the expenses associated with our medical office buildings is passed on directly to the tenants either directly as tenant reimbursements of common area maintenance expenses or included in base rental amounts. Tenant reimbursements for operating expenses are accrued as revenue in the same period during which the related expenses are incurred.

Funds from operations ("FFO") is a widely recognized measure of performance for Real Estate Investment Trusts ("REITs"). We believe that FFO and FFO per diluted share, which are non-GAAP financial measures, are helpful to our investors as measures of our operating performance. We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"), which may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than we interpret the definition. FFO adjusts for the effects of certain items such as gains and losses on the sale of incidental assets that occurred during the periods presented. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income determined in accordance with GAAP. In addition, FFO should not be used as: (i) an indication of our financial performance determined in accordance with GAAP; (ii) an alternative to cash flow from operating activities determined in accordance with GAAP; (iii) a measure of our liquidity, or; (iv) an indicator of funds available for our cash needs, including our ability to make cash distributions to shareholders.

Below is a reconciliation of our reported net income to FFO for 2024 and 2023 (in thousands):

	2024	2023
Net income	$ 19,234	$ 15,400
Depreciation and amortization expense on consolidated investments	27,421	27,733
Depreciation and amortization expense on unconsolidated affiliates	1,218	1,205
Loss on divestiture of real estate assets	—	232
Funds From Operations	$ 47,873	$ 44,570
Weighted average number of shares outstanding - Diluted	13,839	13,814
Funds From Operations per diluted share	$ 3.46	$ 3.23

Our FFO increased by $3.3 million during 2024, as compared to 2023, due to: (i) an increase of $3.8 million in net income, as discussed above, partially offset by; (ii) a $232,000 decrease resulting from the loss on divestiture of real estate assets recorded during 2023, and; (iii) a $299,000 decrease resulting from a decrease in depreciation and amortization expense incurred by consolidated and unconsolidated affiliates.

During 2024, we had a total of 58 new or renewed leases related to the medical office buildings as indicated in *Item 2. Properties*, in which we have significant investments, some of which are accounted for by the equity method. These leases comprised approximately 13% of the aggregate rentable square feet of these properties (10% related to renewed leases and 3% related to new leases). During

2023, we had a total of 73 new or renewed leases related to the medical office buildings in which we have significant investments, some of which are accounted for by the equity method. These leases comprised approximately 22% of the aggregate rentable square feet of these properties (19% related to renewed leases and 3% related to new leases).

Rental rates, tenant improvement costs and rental concessions vary from property to property based upon factors such as, but not limited to, the current occupancy and age of our buildings, local overall economic conditions, proximity to hospital campuses and the vacancy rates, rental rates and capacity of our competitors in the market. In connection with lease renewals executed during each year, the weighted-average rental rates, as compared to rental rates on the expired leases, increased by approximately 3% and 4% during 2024 and 2023, respectively. The weighted-average tenant improvement costs associated with new or renewed leases was approximately $7 per square foot during each of 2024 and 2023. The weighted-average leasing commissions on the new and renewed leases commencing during each year was approximately 3% of base rental revenue over the term of the leases during each of 2024 and 2023. The average aggregate value of the tenant concessions, generally consisting of rent abatements, provided in connection with new and renewed leases commencing during each year was approximately 0.3% of the future aggregate base rental revenue over the lease terms during each of 2024 and 2023. Rent abatements were, or will be, recognized in our results of operations under the straight-line method over the lease term regardless of when payments are due.

Other Operating Results

Interest Expense:

Reflected below are the components of our interest expense during the years ended December 31, 2024 and December 31, 2023 (amounts in thousands):

	2024	2023
Revolving credit agreement	$ 22,848	$ 20,504
Mortgage interest	984	1,674
Interest rate swaps income, net (a.)	(5,747)	(5,796)
Amortization of financing fees	766	732
Amortization of fair value of debt and other interest	(10)	(41)
Capitalized interest on major projects	—	(149)
Interest expense, net	$ 18,841	$ 16,924

(a.) Please see below in *Quantitative and Qualitative Disclosures About Market Risk-Market Risks Associated with Financial Instruments*, for disclosure regarding our various interest rate swap agreements. Two interest rate swap agreements, with a combined aggregate notional amount of $85 million, expired in September, 2024 (consisting of a $35 million notional amount with a fixed interest rate of 1.4975% and a $50 million notional amount with a fixed interest rate of 1.144%). In October, 2024, those agreements were replaced with an interest rate swap agreement on a total notional amount of $85 million with a fixed interest rate of 3.2725%. During 2024 and 2023, net interest was paid to us from the counterparties pursuant to our interest rate swaps that were active during each period.

Interest expense increased by $1.9 million during 2024, as compared to 2023, due to: (i) a $2.3 million increase in interest expense on our revolving credit agreement primarily resulting from increases in our average cost of borrowings (average borrowing rates, including commitment fee, of 6.78% during 2024 as compared to 6.64% during 2023), and in our average outstanding borrowings ($336.9 million during 2024 as compared to $309.3 million during 2023); (ii) a $149,000 increase due to a decrease in capitalized interest on a major project that was substantially completed during the first quarter of 2023; (iii) a $65,000 increase in amortization of financing fees and fair value of debt; (iv) a $49,000 increase due to a decrease in interest rate swap income, partially offset by; (v) a $690,000 decrease in mortgage interest expense due primarily to repayments of various fixed rate mortgages upon maturity during 2024 and 2023 utilizing borrowings under our revolving credit agreement. Please see *Note 5 to the consolidated financial statements - Debt and Financial Instruments,* for additional disclosure.

Please refer to *Note 4 to the consolidated financial statements - Lease Accounting,* for additional information regarding certain of our hospital facilities including information related to a vacant facility located in Evansville, Indiana, and a vacant parcel of land located in Chicago, Illinois.

Effects of Inflation

The healthcare industry is very labor intensive and salaries and benefits related to the employees of our tenants are subject to inflationary pressures, as are supply costs, construction costs and medical equipment and other costs. In the past, staffing shortages have, at times, required our tenants to hire expensive temporary personnel and/or enhance wages and benefits to recruit and retain nurses and other clinical staff and support personnel. Our tenants have also experienced general inflationary cost increases related to certain other operating expenses. Many of these factors, which had a material unfavorable impact on the operating results of certain of our tenants during 2022, moderated to a certain degree during 2023 and 2024.

Most of our leases contain provisions designed to mitigate the adverse impact of inflation. Our hospital leases require all building operating expenses, including maintenance, real estate taxes and other costs, to be paid by the lessee. In addition, most of our MOB leases require the tenant to pay an allocable share of operating expenses, including common area maintenance costs, insurance and real estate taxes. These provisions may reduce our exposure to increases in operating costs resulting from inflation. To the extent that some leases do not contain such provisions, our future operating results may be adversely impacted by the effects of inflation.

In addition, the cost of construction materials and labor has significantly increased. As we continue to invest in new facilities, including the construction of new medical office buildings, we spend large amounts of money generated from our operating cash flow or borrowed funds. Although we evaluate the financial feasibility of such projects by determining whether the projected cash flow return on investment exceeds our cost of capital, such returns may not be achieved if the cost of construction continues to rise significantly.

Liquidity and Capital Resources

Year ended December 31, 2024 as compared to December 31, 2023:

Net cash provided by operating activities

Net cash provided by operating activities was $46.9 million during 2024 as compared to $42.9 million during 2023. The $4.0 million net increase was attributable to:

- a favorable change of $3.4 million due to an increase in net income plus/minus the adjustments to reconcile net income to net cash provided by operating activities (depreciation and amortization, amortization related to above/below market leases, amortization of debt premium, amortization of deferred financing costs, stock-based compensation expense and loss on divestiture of real estate assets), as discussed above;

- a favorable change of $500,000 in leasing costs paid;

- a favorable change of $496,000 in tenant reserves, deposits and deferred and prepaid rents;

- an unfavorable change of $247,000 in lease receivables, and;

- other combined net unfavorable changes of $155,000.

Net cash used in investing activities

Net cash used in investing activities was $13.9 million during 2024 as compared to $19.1 million during 2023.

2024:

During 2024, $13.9 million of net cash was used in investing activities as follows:

- spent $9.1 million for additions to real estate investments, including tenant improvements at various MOBs;

- spent $5.9 million in equity investments in unconsolidated LLCs, and;

- received $1.1 million of cash in excess of income from LLCs.

2023:

During 2023, $19.1 million of net cash was used in investing activities as follows:

- spent $15.6 million for additions to real estate investments, including construction costs related to the Sierra Medical Plaza I MOB located in Reno, Nevada, that was substantially completed in March, 2023, as well as tenant improvements at various MOBs;

- spent $7.6 million, including transaction costs, on the August, 2023 acquisition of the McAllen Doctor's Center medical office building, as discussed in *Note 3 to the consolidated financial statements;*

- spent $4.1 million in equity investments in unconsolidated LLCs;

- received $3.9 million of net cash proceeds resulting from the divestiture of a property, as discussed in *Note 3 to the consolidated financial statements;*

- received $757,000 of cash in excess of income from LLCs, and;

- received $3.5 million of repayments of an advance we had provided to an unconsolidated LLC during 2021.

Net cash used in financing activities

Net cash used in financing activities was $34.2 million during 2024 as compared to $23.2 million during 2023.

2024:

The $34.2 million of cash used in financing activities during 2024 consisted of:

- paid $40.4 million of dividends, including $87,000 of previously accrued dividends;

- received $22.3 million of net borrowings on our revolving credit agreement;

- paid $13.6 million on mortgage notes payable that are non-recourse to us, including a $12.2 million repayment of a fixed rate mortgage loan that matured during the second quarter of 2024;

- paid $2.4 million of financing costs, primarily related to the second amendment to our revolving credit agreement, as discussed herein, and;

- paid $131,000, net of cash received for the issuance of shares of beneficial interest, in fees related to our ATM Program.

2023:

The $23.2 million of cash used in financing activities during 2023 consisted of:

- paid $39.8 million of dividends, including $58,000 of previously accrued dividends;

- received $28.5 million of net borrowings on our revolving credit agreement;

- paid $11.9 million on mortgage notes payable that are non-recourse to us, including a $6.1 million repayment of a fixed rate mortgage loan that matured during the fourth quarter of 2023 and a $4.2 million repayment of a fixed rate mortgage loan that matured during the first quarter of 2023;

- paid $222,000 of financing costs related to the amendment of our revolving credit agreement, and;

- received $147,000 of net cash from the issuance of shares of beneficial interest.

Additional cash flow and dividends paid information for 2024 and 2023:

As indicated on our consolidated statements of cash flows, we generated net cash provided by operating activities of $46.9 million during 2024 and $42.9 million during 2023. As also indicated on our statements of cash flows, non-cash expenses including depreciation and amortization expense, amortization related to above/below market leases, amortization of debt premium, amortization of deferred financing costs and stock-based compensation expense, gains or losses on divestitures of real estate assets (as applicable), as well as changes in certain assets and liabilities, are the primary differences between our net income and net cash provided by operating activities for each year. We declared and paid dividends of $40.4 million during 2024 and $39.8 million during 2023.

During 2024, the $46.9 million of cash provided by operating activities was approximately $6.5 million greater than the $40.4 million of dividends paid during 2024. During 2023, the $42.9 million of net cash provided by operating activities was approximately $3.2 million greater than the $39.8 million of dividends paid during 2023.

As indicated in the cash flows from investing activities and cash flows from financing activities sections of the statements of cash flows, there were various other sources and uses of cash during each of the last three years. From time to time, various other sources and uses of cash may include items such as investments and advances made to/from LLCs, additions to real estate investments, acquisitions/divestiture of properties, net borrowings/repayments of debt, and proceeds generated from the issuance of equity. Therefore, in any given period, the funding source for our dividend payments is not wholly dependent on the operating cash flow generated by our properties. Rather, our dividends as well as our capital reinvestments into our existing properties, acquisitions of real property and other investments are funded based upon the aggregate net cash inflows or outflows from all sources and uses of cash from the properties we own either in whole or through LLCs, as outlined above.

In determining and monitoring our dividend level on a quarterly basis, our management and Board of Trustees consider many factors in determining the amount of dividends to be paid each period. These considerations primarily include: (i) the minimum required amount of dividends to be paid in order to maintain our REIT status; (ii) the current and projected operating results of our properties, including those owned in LLCs, and; (iii) our future capital commitments and debt repayments, including those of our LLCs. Based upon the information discussed above, as well as consideration of projections and forecasts of our future operating cash flows, management and the Board of Trustees have determined that our operating cash flows have been sufficient to fund our dividend payments. Future dividend levels will be determined based upon the factors outlined above with consideration given to our projected future results of operations.

We expect to finance all capital expenditures and acquisitions and pay dividends utilizing internally generated and additional funds. Additional funds may be obtained through: (i) borrowings under our $425 million revolving credit agreement (which had $76.1

million of available borrowing capacity, net of outstanding borrowings as of December 31, 2024); (ii) borrowings under or refinancing of existing third-party debt pursuant to mortgage loan agreements entered into by our consolidated and unconsolidated LLCs/LPs; (iii) the issuance of other long-term debt, and/or; (iv) the issuance of equity. In April, 2024 we filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission pursuant to which we may offer up to $100 million of securities pursuant to supplemental prospectuses which we may file from time to time.

We believe that our operating cash flows, cash and cash equivalents, available borrowing capacity under our Credit Agreement and access to the capital markets provide us with sufficient capital resources to fund our operating, investing and financing requirements for the next twelve months, including providing sufficient capital to allow us to make distributions necessary to enable us to continue to qualify as a REIT under Sections 856 to 860 of the Internal Revenue Code of 1986. In the event we need to access the capital markets or other sources of financing, there can be no assurance that we will be able to obtain financing on acceptable terms or within an acceptable time. Our inability to obtain financing on terms acceptable to us could have a material unfavorable impact on our results of operations, financial condition and liquidity.

Credit facilities and mortgage debt

Management routinely monitors and analyzes the Trust's capital structure in an effort to maintain the targeted balance among capital resources including the level of borrowings pursuant to our revolving credit facility, the level of borrowings pursuant to non-recourse mortgage debt secured by the real property of our properties and our level of equity including consideration of equity issuances. This ongoing analysis considers factors such as the current debt market and interest rate environment, the current/projected occupancy and financial performance of our properties, the current loan-to-value ratio of our properties, the Trust's current stock price, the capital resources required for anticipated acquisitions and the expected capital to be generated by anticipated divestitures. This analysis, together with consideration of the Trust's current borrowings outstanding under the credit agreement, non-recourse mortgage borrowings and equity, assists management in deciding which capital resource to utilize when events such as refinancing of specific debt components occur or additional funds are required to finance the Trust's growth.

On September 30, 2024, we entered into a second amendment to our credit agreement, dated as of July 2, 2021, and amended in May, 2023, among the Trust as borrower, the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent ("Credit Agreement"). Among other things, the second amendment provided for the following: (i) extended the maturity date to September 30, 2028 (from July, 2025 previously), and; (ii) increased the aggregate borrowing capacity under the credit facility to $425 million (from $375 million previously) comprised of a $125 million non-amortizing term loan ("Term Loan"), and a $300 million revolving loan commitment which includes a $40 million sublimit for letters of credit, and a $30 million sublimit for swingline/short-term loans. Under the terms of the Credit Agreement, we may request that the revolving line of credit and/or the Term Loan be increased by up to an additional aggregate amount of $50 million, and we have the option to extend the maturity date for up to two additional six-month periods. Borrowings under the new facility are guaranteed by certain subsidiaries of the Trust. In addition, borrowings under the new facility are secured by first priority security interests in and liens on all equity interests in most of the Trust's wholly-owned subsidiaries.

On May 15, 2023, we entered into the first amendment to our Credit Agreement dated as of July 2, 2021. The amendment replaced LIBOR with term SOFR plus .10% ("Adjusted Term SOFR") as an alternative benchmark rate under the Credit Agreement.

Borrowings under the Credit Agreement will bear interest at a rate equal to, at our option, the Adjusted Term SOFR for either one, three, or six months or the Base Rate, plus in either case, a specified margin depending on our total leverage ratio, as determined by the formula set forth in the Credit Agreement. The applicable margin after the second amendment ranges from 1.10% to 1.35% for SOFR revolving loans and 0.10% to 0.35% for Base Rate revolving loans. The applicable margin ranges from 1.20% to 1.65% for Adjusted Term SOFR loans and 0.20% to 0.65% for Base Rate term loans. The Credit Agreement, as amended by the second amendment, defines "Base Rate" as the greatest of (a) the Administrative Agent's prime rate, (b) the federal funds effective rate plus 1/2 of 1%, and (c) one month Adjusted Term SOFR plus 1%. The Trust will also pay a quarterly facility fee on the $300 million revolving loan commitment ranging from 0.15% to 0.35% (depending on the Trust's total leverage ratio).

The margins over Adjusted Term SOFR, Base Rate and the facility fee are based upon our total leverage ratio. At December 31, 2024, the applicable margin over the Adjusted Term SOFR rate for revolving loans was 1.20%, the margin over the Base Rate was 0.20% and the facility fee was 0.20%. At December 31, 2024, the applicable margin over the Adjusted Term SOFR rate for term loans was 1.35% and the margin over the Base Rate was .35%.

At December 31, 2024, we had $348.9 million of outstanding borrowings pursuant to the terms of our $425 million Credit Agreement and $76.1 million of available borrowing capacity. The carrying amount and fair value of borrowings outstanding pursuant to the Credit Agreement was $348.9 million at December 31, 2024. There are no compensating balance requirements. At December 31, 2023, we had $326.6 million of outstanding borrowings pursuant to the terms of our Credit Agreement in effect at that time, $3.1 million of outstanding letters of credit and $45.3 million of available borrowing capacity.

The average amount outstanding under our Credit Agreement during the years ended December 31, 2024, 2023 and 2022 was $336.9 million, $309.3 million and $277.9 million, respectively, with corresponding effective interest rates of 5.1%, 4.8% and 2.9%, respectively, including commitment fees and interest rate swaps.

In our consolidated statements of cash flows, we report cash flows pursuant to our Credit Agreement on a net basis. Aggregate borrowings under our Credit Agreement were $78.3 million, $78.4 million and $67.0 million during the years ended December 31, 2024, 2023 and 2022, respectively, and aggregate repayments were $56.0 million, $49.9 million and $40.8 million during the years ended December 31, 2024, 2023 and 2022, respectively.

The Credit Agreement contains customary affirmative and negative covenants, including limitations on certain indebtedness, liens, acquisitions and other investments, fundamental changes, asset dispositions and dividends and other distributions. The Credit Agreement also contains restrictive covenants regarding the Trust's ratio of total debt to total assets, the fixed charge coverage ratio, the ratio of total secured debt to total asset value, the ratio of total unsecured debt to total unencumbered asset value, and minimum tangible net worth, as well as customary events of default, the occurrence of which may trigger an acceleration of amounts then outstanding under the Credit Agreement. We were in compliance with all of the covenants in the Credit Agreement at each of December 31, 2024 and 2023. We also believe that we would remain in compliance if, based on the assumption that the majority of the potential new borrowings will be used to fund investments, the full amount of our commitment was borrowed.

The following table includes a summary of the required compliance ratios at December 31, 2024 and 2023, giving effect to the covenants contained in the Credit Agreements in effect on the respective dates (dollar amounts in thousands):

	Covenant	December 31, 2024	December 31, 2023
Tangible net worth	$ 125,000	$ 172,216	$ 191,824
Total leverage	<= 60 %	44.4%	44.5%
Secured leverage	< 30 %	2.4%	4.1%
Unencumbered leverage	< 60 %	45.9%	44.2%
Fixed charge coverage	> 1.50x	3.2x	3.1x

As indicated on the following table, we have various mortgages, all of which are non-recourse to us and are not cross-collateralized, included on our consolidated balance sheet as of December 31, 2024 and 2023 (amounts in thousands):

Facility Name	Interest Rate	Maturity Date	As of 12/31/2024 Outstanding Balance (in thousands)(a.)	As of 12/31/2023 Outstanding Balance (in thousands)
Summerlin Hospital Medical Office Building III fixed rate mortgage loan (b.)	4.03%	April, 2024	$ -	$ 12,301
Tuscan Professional Building fixed rate mortgage loan (c.)	5.56%	June, 2025	363	1,060
Phoenix Children's East Valley Care Center fixed rate mortgage loan	3.95%	January, 2030	7,646	7,930
Rosenberg Children's Medical Plaza fixed rate mortgage loan	4.42%	September, 2033	11,503	11,771
Total, excluding net debt premium and net financing fees			19,512	33,062
Less net financing fees			(163)	(199)
Total mortgage notes payable, non-recourse to us, net			$ 19,349	$ 32,863

(a.) All mortgage loans require monthly principal payments through maturity and either fully amortize or include a balloon principal payment upon maturity.

(b.) This fixed rate mortgage loan was fully repaid on April 10, 2024, utilizing borrowings under our Credit Agreement.

(c.) This loan is scheduled to mature within the next twelve months, at which time we will either refinance pursuant to a new mortgage loan or repay the mortgage balance in full utilizing borrowings under our Credit Agreement.

The mortgages are secured by the real property of the buildings as well as property leases and rents. The mortgages outstanding as of December 31, 2024 had a combined carrying value of approximately $19.5 million and a combined fair value of approximately $17.7 million. At December 31, 2023, the mortgages outstanding had a combined carrying value of approximately $33.1 million and a combined fair value of approximately $31.2 million.

The fair value of our debt was computed based upon quotes received from financial institutions. We consider these to be "level 2" in the fair value hierarchy as outlined in the authoritative guidance for disclosure in connection with debt instruments. Changes in market rates on our fixed rate debt impacts the fair value of debt, but it has no impact on interest incurred or cash flow.

Contractual Obligations and Off Balance Sheet Arrangements

As of December 31, 2024, we had no off balance sheet arrangements. As of December 31, 2023, we were party to an off balance sheet arrangement consisting of a $3.1 million standby letter of credit related to Grayson Properties II.

The following table summarizes the schedule of maturities of our outstanding borrowing under our revolving credit facility ("Credit Agreement"), the outstanding mortgages applicable to our properties recorded on a consolidated basis and our other contractual obligations as of December 31, 2024 (amounts in thousands):

| | Payments Due by Period (dollars in thousands) | | | | |
Debt and Contractual Obligation	Total	Less than 1 Year	2-3 years	4-5 years	After 5 years
Long-term non-recourse debt-fixed (a) (b)	$ 19,512	$ 939	$ 1,227	$ 1,333	$ 16,013
Long-term debt-variable (c)	348,900	—	—	348,900	—
Estimated future interest payments on debt outstanding as of December 31, 2024 (d)	80,720	20,894	41,700	16,595	1,531
Operating leases (e)	38,842	704	1,408	1,408	35,322
Construction commitments (f)	8,661	8,661	—	—	—
Total contractual obligations	$ 496,635	$ 31,198	$ 44,335	$ 368,236	$ 52,866

(a) The mortgages are secured by the real property of the buildings as well as property leases and rents. Property-specific debt is detailed above.

(b) Consists of non-recourse debt with an aggregate fair value of approximately $17.7 million as of December 31, 2024. Changes in market rates on our fixed rate debt impacts the fair value of debt, but it has no impact on interest incurred or cash flow. Excludes $15.0 million of combined third-party debt outstanding as of December 31, 2024, that is non-recourse to us, at the unconsolidated LLCs in which we hold various non-controlling ownership interests (see Note 8 to the consolidated financial statements).

(c) Consists of $348.9 million of borrowings outstanding as of December 31, 2024 under the terms of our $425 million Credit Agreement which matures on September 30, 2028. The amount outstanding approximates fair value as of December 31, 2024.

(d) Assumes that all debt outstanding as of December 31, 2024, including borrowings under the Credit Agreement, and the loans which are non-recourse to us, remain outstanding until the stated maturity date of the debt agreements at the same interest rates which were in effect as of December 31, 2024. We have the right to repay borrowings under the Credit Agreement at any time during the term of the agreement, without penalty. Interest payments are expected to be paid utilizing cash flows from operating activities or borrowings under our revolving Credit Agreement.

(e) Reflects our future minimum operating lease payment obligations outstanding as of December 31, 2024, as discussed in *Note 4 to the consolidated financial statements -Lease Accounting,* in connection with ground leases at fourteen of our consolidated properties.

(f) Consists of the remaining estimated construction costs related to an MOB located in Denison, Texas, which was substantially completed in late 2020 as well as remaining estimated construction costs related to an MOB located in Reno, Nevada which was substantially completed in March, 2023. We are required to build these facilities pursuant to agreements.

Acquisition and Divestiture Activity

Please see *Note 3 to the consolidated financial statements* for completed transactions.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market Risks Associated with Financial Instruments

Financial Instruments

Active Interest Rate Swap Agreements:

In October, 2024, we entered into an interest rate swap agreement on a total notional amount of $85 million with a fixed interest rate of 3.2725% that we designated as a cash flow hedge. The interest rate swap became effective on October 2, 2024 and is scheduled to mature on September 30, 2028. If one-month term SOFR is above 3.2725%, the counterparty pays us, and if one-month term SOFR is less than 3.2725%, we pay the counterparty, the difference between the fixed rate of 3.2725% and one-month term SOFR. This interest rate swap was entered into in replacement of two interest rate swap agreements, on an aggregate total notional amount of $85 million, that expired on September 16, 2024, as discussed below.

In December, 2023, we entered into an interest rate swap agreement on a total notional amount of $25 million with a fixed interest rate of 3.9495% that we designated as a cash flow hedge. The interest rate swap became effective on December 1, 2023 and is scheduled to mature on December 1, 2027. If one-month term SOFR is above 3.9495%, the counterparty pays us, and if one-month term SOFR is less than 3.9495%, we pay the counterparty, the difference between the fixed rate of 3.9495% and one-month term SOFR.

In March, 2020, we entered into an interest rate swap agreement on a total notional amount of $55 million with a fixed interest rate of 0.505% that we designated as a cash flow hedge. The interest rate swap became effective on March 25, 2020 and is scheduled to mature on March 25, 2027. On May 15, 2023, this interest rate swap agreement was modified to replace the benchmark rate from

LIBOR to term SOFR. If one-month term SOFR is above 0.505%, the counterparty pays us, and if one-month term SOFR is less than 0.505%, we pay the counterparty, the difference between the fixed rate of 0.505% and one-month term SOFR.

Expired Interest Rate Swap Agreements in 2024:

On September 16, 2024, the following interest rate swap agreements, on an aggregate total notional amount of $85 million, expired on their maturity dates: (i) an interest rate swap on a total notional amount of $35 million, with a fixed interest rate of 1.4975%, that was effective since January, 2020, and; (ii) an interest rate swap on a total notional amount of $50 million, with a fixed interest rate of 1.144%, that was effective since September, 2019.

We measure our interest rate swaps at fair value on a recurring basis. The fair value of our interest rate swaps is based on quotes from third parties. We consider those inputs to be "level 2" in the fair value hierarchy as outlined in the authoritative guidance for disclosures in connection with derivative instruments and hedging activities. At December 31, 2024, the fair value of our interest rate swaps was a net asset of $6.4 million which is included in deferred charges and other assets on the accompanying consolidated balance sheet. During the twelve months of 2024, we received approximately $5.7 million from the counterparties (approximately $2.5 million of which relates to the two swaps that expired on September 16, 2024), adjusted for the previous quarter's accrual, pursuant to the terms of the swaps. During the twelve months of 2023, we received approximately $5.8 million from the counterparties (approximately $3.3 million of which relates to the two swaps that expired on September 16, 2024), adjusted for the previous quarter's accrual, pursuant to the terms of the swaps. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or a liability, with a corresponding amount recorded in accumulated other comprehensive income ("AOCI") within shareholders' equity. Amounts are reclassified from AOCI to the income statement in the period or periods the hedged transaction affects earnings. We do not expect any gains or losses on our interest rate swaps to be reclassified to earnings in the next twelve months.

The sensitivity analysis related to our fixed and variable rate debt assumes current market rates with all other variables held constant. As of December 31, 2024, the fair value and carrying-value of our debt is approximately $366.6 million and $368.4 million, respectively. As of that date, the carrying value exceeds the fair value by approximately $1.8 million.

The table below presents information about our financial instruments that are sensitive to changes in interest rates. The interest rate swaps include the $55 million swap agreement entered into in March, 2020 and the $25 million swap agreement entered into in December, 2023 and the $85 million swap agreement entered into in October, 2024. For debt obligations, the amounts of which are as of December 31, 2024, the table presents principal cash flows and related weighted average interest rates by contractual maturity dates.

(Dollars in thousands)		Maturity Date, Year Ending December 31												
		2025		2026		2027		2028		2029		Thereafter		Total
Long-term debt:														
Fixed rate:														
Debt (a)	$	939	$	601	$	626	$	653	$	680	$	16,013	$	19,512
Average interest rates		4.3%		4.2%		4.2%		4.3%		4.3%		4.4%		4.3%
Variable rate:														
Debt (b)	$	—	$	—	$	—	$	348,900	$	—	$	—	$	348,900
Average interest rates		—		—		—		6.6%		—		—		6.6%
Interest rate swaps:														
Notional amount (c)	$	—	$	—	$	80,000	$	85,000	$	—	$	—	$	165,000
Interest rates		—		—		1.581%		3.273%		—		—		2.453%

(a) Consists of non-recourse mortgage notes payable.
(b) Consists of outstanding borrowings under the terms of our $425 million revolving credit agreement.
(c) Includes: (i) a $55 million interest rate swap with a fixed interest rate of 0.5050% that is scheduled to mature in March, 2027; (ii) a $25 million interest rate swap with a fixed interest rate of 3.9495% that is scheduled to mature in December, 2027, and; (iii) a $85 million interest rate swap with a fixed interest rate of 3.2725% that is scheduled to mature in September, 2028.

As calculated based upon our variable rate debt outstanding as of December 31, 2024 that is subject to interest rate fluctuations, and giving effect to the above-mentioned interest rate swap, each 1% change in interest rates would impact our net income by approximately $1.8 million.

ITEM 8. *Financial Statements and Supplementary Data*

Our Consolidated Balance Sheets, Consolidated Statements of Income, Comprehensive Income, Changes in Equity and Cash Flows, together with the reports of KPMG LLP, an independent registered public accounting firm, are included elsewhere herein. Reference is made to the "Index to Financial Statements and Schedule."

ITEM 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

ITEM 9A. *Controls and Procedures*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2024, under the supervision and with the participation of our management, including the Trust's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Securities and Exchange Act of 1934, as amended (the "1934 Act"). Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective to ensure that material information is recorded, processed, summarized and reported by management on a timely basis in order to comply with our disclosure obligations under the Securities and Exchange Act of 1934 and the SEC rules thereunder.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting or in other factors during the fourth quarter of 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over our financial reporting. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria established in Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013), issued by the COSO. The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees
Universal Health Realty Income Trust:

Opinion on Internal Control Over Financial Reporting

We have audited Universal Health Realty Income Trust and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule III (collectively, the consolidated financial statements), and our report dated February 26, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 26, 2025

ITEM 9B. *Other Information*

None of the Trust's Board of Trustees or officers adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Trust's quarter ended December 31, 2024, as such terms are defined under Item 408(a) of Regulation S-K.

ITEM 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

There is hereby incorporated by reference the information to appear under the captions "Proposal No. 1" (Election of Trustees), "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" in our Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after December 31, 2024. See also "Executive Officers of the Registrant" appearing in Item 1 hereof.

ITEM 11. *Executive Compensation*

There is hereby incorporated by reference information to appear under the caption "Executive Compensation" in our Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after December 31, 2024.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

There is hereby incorporated by reference the information to appear under the caption "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after December 31, 2024.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

There is hereby incorporated by reference the information to appear under the captions "Certain Relationships and Related Transactions" and "Corporate Governance" in our Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after December 31, 2024.

ITEM 14. *Principal Accounting Fees and Services*

There is hereby incorporated herein by reference the information to appear under the caption "Relationship with Independent Registered Public Accounting Firm" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2024.

ITEM 15. *Exhibits, Financial Statement Schedules*

(a)   Documents filed as part of this report:

(1)   Financial Statements: See "Index to Financial Statements and Schedule"

(2)   Financial Statement Schedules: See "Index to Financial Statements and Schedule"

(3)   Exhibits:

No.	Description
3.1	Declaration of Trust, dated as of August 1986, previously filed as Exhibit 4.1 to the Trust's Registration Statement on Form S-3 (File No. 333-60638) is incorporated herein by reference. (P)
3.2	Amendment to Declaration of Trust, dated as of June 15, 1993, previously filed as Exhibit 4.2 to the Trust's Registration Statement on Form S-3 (File No. 333-60638) is incorporated herein by reference. (P)
3.3	Amended and restated bylaws previously filed as Exhibit 3.1 to the Trust's Current Report on Form 8-K dated September 28, 2016 is incorporated herein by reference.
3.4	Amendment to the bylaws, effective as of September 6, 2013, previously filed as Exhibit 3.2 to the Trust's Current Report on Form 8-K dated September 6, 2013, is incorporated herein by reference.
4.1	Description of Securities of the Registrant, as previously filed as Exhibit 4.1 to the Trust's Annual Report on Form 10-K for the year ended December 31, 2019, is incorporated herein by reference.
10.1	Amended and Restated Advisory Agreement dated December 24, 1986, effective January 1, 2019, between Universal Health Realty Income Trust and UHS of Delaware, Inc. is incorporated herein by reference.
10.2	Contract of Acquisition, dated as of August 1986, between the Trust and certain subsidiaries of Universal Health Services, Inc., previously filed as Exhibit 10.2 to Amendment No. 3 of the Registration Statement on Form S-11 and S-2 of Universal Health Services, Inc. and the Trust (File No. 33-7872), is incorporated herein by reference. (P)
10.3	Form of Leases, including Form of Master Lease Document Leases, between certain subsidiaries of Universal Health Services, Inc. and the Trust, previously filed as Exhibit 10.3 to Amendment No. 3 of the Registration Statement on Form S-11 and Form S-2 of Universal Health Services, Inc. and the Trust (File No. 33-7872), is incorporated herein by reference. (P)
10.4	Corporate Guaranty of Obligations of Subsidiaries Pursuant to Leases and Contract of Acquisition, dated December 1986, issued by Universal Health Services, Inc. in favor of the Trust, previously filed as Exhibit 10.5 to the Trust's Current Report on Form 8-K dated December 24, 1986, is incorporated herein by reference. (P)
10.5	Dividend Reinvestment and Share Purchase Plan included in the Trust's Registration Statement on Form S-3 (Registration No. 333-81763) filed on June 28, 1999, is incorporated herein by reference.
10.6	Asset Exchange and Substitution Agreement, dated as of April 24, 2006, by and among the Trust and Universal Health Services, Inc. and certain of its subsidiaries, previously filed as Exhibit 10.1 to the Trust's Current Report on Form 8-K dated April 25, 2006, is incorporated herein by reference.
10.7	Amendment No. 1 to the Master Lease Document, between certain subsidiaries of Universal Health Services, Inc. and the Trust, previously filed as Exhibit 10.2 to the Trust's Current Report on Form 8-K dated April 25, 2006, is incorporated herein by reference.
10.8*	Amendment and Restatement of the Universal Health Realty Income Trust 2007 Restricted Stock Plan, previously filed as Exhibit 4.1 to the Trust's Registration Statement on Form S-8 (File No. 333-211903), is incorporated herein by reference.
10.9*	Form of Restricted Stock Agreement, previously filed as Exhibit 10.2 to the Trust's Current Report on Form 8-K dated April 27, 2007, is incorporated herein by reference.

No.	Description

10.10*   The Universal Health Realty Income Trust Amended and Restated 2007 Restricted Stock Plan, as amended, previously filed as Annex A to the Company's Proxy Statement filed on April 21, 2020, is incorporated herein by reference.

10.11   Agreement dated November 25, 2024, to renew Amended and Restated Advisory Agreement dated as of December 24, 1986, effective January 1, 2025, between Universal Health Realty Income Trust and UHS of Delaware, Inc. is filed herewith.

10.12   Amended and Restated Credit Agreement, dated as of July 2, 2021 among Universal Health Realty Income Trust, the Lenders Party thereto and Wells Fargo Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent and Fifth Third Bank, N.A., JPMorgan Chase Bank, N.A. and Truist Bank as Co-Documentation Agents, Wells Fargo Securities, LLC and BOFA Securities, Inc., as Joint Lead Arrangers and Joint Bookrunners previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated July 2, 2021, is incorporated herein by reference.

10.13   Asset Purchase and Sale Agreement dated as of December 31, 2021 by and among Universal Health Realty Income Trust, a Maryland real estate investment trust, Universal Health Services, Inc., a Delaware corporation and certain of its wholly-owned subsidiaries, Aiken Regional Medical Centers, LLC, a South Carolina limited liability company, Temple Behavioral Healthcare Hospital, Inc., a Texas corporation, and Universal Health Services of Rancho Springs, Inc., a California corporation, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 31, 2021, is incorporated herein by reference.

10.14   First amendment to lease by and between Universal Health Realty Income Trust, a Maryland real estate investment trust and Temple Behavioral Healthcare Hospital, Inc., a Texas corporation, previously filed as Exhibit 10.1 to the Trust's Quarterly Report on Form 10-Q filed on May 6, 2022, is incorporated herein by reference.

10.15   First amendment to asset purchase and sale agreement by and among Universal Health Realty Income Trust, a Maryland real estate investment trust and Universal Health Services, Inc., a Delaware corporation and certain of its wholly-owned subsidiaries, Aiken Regional Medical Centers, LLC, a South Carolina limited liability company ("ARMC"), Temple Behavioral Healthcare Hospital, Inc. ("Temple"), a Texas corporation, and Universal Health Services of Rancho Springs, Inc., a California corporation ("Inland Valley"), previously filed as Exhibit 10.2 to the Trust's Quarterly Report on Form 10-Q filed on May 6, 2022, is incorporated herein by reference.

10.16   Master Lease Document adopted as part of the leases to be executed by Universal Health Realty Income Trust, a Maryland real estate investment trust, as Lessor, and Wholly-Owned Subsidiaries Of Universal Health Services, Inc., a Delaware corporation ("UHS"), previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 31, 2021, is incorporated herein by reference.

10.17   Lease made as of December 31, 2021 between Universal Health Realty Income Trust, a Maryland real estate investment trust, and Aiken Regional Medical Centers, LLC, a South Carolina limited liability company, previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated December 31, 2021, is incorporated herein by reference.

10.18   Lease made as of December 31, 2021 between Universal Health Realty Income Trust, a Maryland real estate investment trust, and Temple Behavioral Healthcare Hospital, Inc., a Texas corporation, previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated December 31, 2021, is incorporated herein by reference.

No.	Description
10.19	Guaranty of Universal Health Services, Inc., a Delaware corporation in favor of Universal Health Realty Income Trust, a Maryland real estate investment trust of those certain leases, dated as of December 31, 2021, (i) by and between Lessor and Aiken Regional Medical Center LLC, as lessee, and (ii) by and between Lessor and Temple Behavioral Healthcare Hospital, Inc., as lessee, previously filed as Exhibit 10.5 to the Company's Current Report on Form 8-K dated December 31, 2021, is incorporated herein by reference.
10.20	First Amendment, dated May 15, 2023, to the Amended and Restated Credit Agreement, dated as of July 2, 2021, among Universal Health Realty Income Trust, the Lenders Party thereto and Wells Fargo Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Fifth Third Bank, N.A., JPMorgan Chase Bank, N.A. and Truist Bank as Co-Documentation Agents, and Wells Fargo Securities, LLC and BOFA Securities, Inc., as Joint Lead Arrangers and Joint Bookrunners, as previously filed as Exhibit 10.1 to the Trust's Current Report on Form 8-K dated May 16, 2023, is incorporated herein by reference.
10.21	The Universal Health Realty Income Trust Amended and Restated 2007 Restricted Stock Plan, as amended, previously filed as Annex A to the Trust's Proxy Statement filed on April 23, 2024, is incorporated herein by reference.
10.22	Second Amended and Restated Credit Agreement, dated as of September 30, 2024, among Universal Health Realty Income Trust, the Lenders Party thereto and Wells Fargo Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent, Fifth Third Bank, N.A., JPMorgan Chase Bank, N.A., PNC Bank, National Association, Truist Bank and U.S. Bank National Association, as Co-Documentation Agents, and Wells Fargo Securities, LLC and BOFA Securities, Inc., as Joint Lead Arrangers and Joint Bookrunners, previously filed as Exhibit 10.1 to our 8-K filed on October 2, 2024, is hereby incorporated by reference.
19	Insider Trading Policy
21	Subsidiaries of Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification from the Trust's Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.
31.2	Certification from the Trust's Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.
32.1	Certification from the Trust's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification from the Trust's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Universal Health Realty Income Trust Clawback Policy.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data file as its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover page formatted as Inline XBRL and contained in Exhibit 101.

*Management contract or compensatory plan or arrangement.

Exhibits, other than those incorporated by reference, have been included in copies of this Annual Report filed with the Securities and Exchange Commission. Shareholders of the Trust will be provided with copies of those exhibits upon written request to the Trust.

ITEM 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIVERSAL HEALTH REALTY INCOME TRUST

By: /s/   Alan B. Miller
_____
Alan B. Miller,
Chairman of the Board,
Chief Executive Officer and President
February 26, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Alan B. Miller **Alan B. Miller**	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	February 26, 2025
/s/ Gayle L. Capozzalo **Gayle L. Capozzalo**	Trustee	February 26, 2025
/s/ Michael Allan Domb **Michael Allan Domb**	Trustee	February 26, 2025
/s/ Rebecca A. Guzman **Rebecca A. Guzman**	Trustee	February 26, 2025
/s/ Robert F. McCadden **Robert F. McCadden**	Trustee	February 26, 2025
/s/ Marc D. Miller **Marc D. Miller**	Trustee	February 26, 2025
/s/ James P. Morey **James P. Morey**	Trustee	February 26, 2025
/s/ Charles F. Boyle **Charles F. Boyle**	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 26, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees
Universal Health Realty Income Trust:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Universal Health Realty Income Trust and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)*issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the carrying value of net real estate investments

As discussed in Note 1 to the consolidated financial statements, the Company evaluates net real estate investments for recoverability whenever events or changes in circumstances indicate the carrying value of such assets may not be recoverable. When such impairment indicators exist, the Company makes certain estimates of future undiscounted net cash flows, excluding interest charges, to perform the recoverability evaluation. The net real estate investments balance as of December 31, 2024 was $425.9 million.

We identified the assessment of the carrying value of net real estate investments at certain real estate properties as a critical audit matter. There was a high degree of subjective and complex auditor judgment in evaluating the relevant events or changes in circumstances that may indicate the carrying value of certain real estate properties may not be recoverable. Additionally, the Company's evaluation was sensitive to a change in the assumptions for future occupancy, rental rates, capital requirements, and expected hold periods used to estimate the expected cash flows.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's asset impairment process, including controls over the identification and evaluation of events or changes in circumstances that may indicate the carrying amount of net real estate investments may not be recoverable. We examined the Company's impairment indicator assessment, which included an evaluation to identify potential impairment indicators in certain of the Company's net real estate investments. We performed an independent assessment of changes in property operating metrics and general market conditions related to individual net real estate investments and compared the results of that assessment to the Company's analysis. We read board of trustees meeting minutes and inquired with certain members of operating management to identify any significant adverse changes in the extent or manner in which net real estate investments are being used and their physical condition, legal factors and current strategies.

For properties that had impairment indicators requiring further analysis, the following are the primary procedures we performed. We tested certain internal controls over the Company's process for evaluating recoverability, including controls related to the determination of future occupancy, rental rates, and capital requirements assumptions. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company's estimates of future occupancy, rental rates, capital requirements, and expected hold periods by comparing these assumptions against a range that was independently developed using publicly available market data for comparable assets.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Philadelphia, Pennsylvania
February 26, 2025

UNIVERSAL HEALTH REALTY INCOME TRUST

CONSOLIDATED BALANCE SHEETS
(dollar amounts in thousands)

	December 31, 2024	December 31, 2023
Assets:		
Real Estate Investments:		
Buildings and improvements and construction in progress	$ 655,996	$ 649,374
Accumulated depreciation	(286,932)	(262,449)
	369,064	386,925
Land	56,870	56,870
Net Real Estate Investments	425,934	443,795
Financing receivable from UHS	82,798	83,279
Net Real Estate Investments and Financing receivable	508,732	527,074
Investments in and advances to limited liability companies ("LLCs")	13,948	9,102
Other Assets:		
Cash and cash equivalents	7,097	8,212
Lease and other receivables from UHS	7,131	6,180
Lease receivable - other	7,975	8,166
Intangible assets (net of accumulated amortization of $11.3 million and $12.5 million, respectively)	7,325	9,110
Right-of-use land assets, net	10,918	10,946
Deferred charges, notes receivable and other assets, net	17,736	17,579
Total Assets	$ 580,862	$ 596,369
Liabilities:		
Line of credit borrowings	$ 348,900	$ 326,600
Mortgage notes payable, non-recourse to us, net	19,349	32,863
Accrued interest	694	490
Accrued expenses and other liabilities	10,444	13,500
Ground lease liabilities, net	10,918	10,946
Tenant reserves, deposits and deferred and prepaid rents	11,016	11,036
Total Liabilities	401,321	395,435
Equity:		
Preferred shares of beneficial interest, $.01 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Common shares, $.01 par value; 95,000,000 shares authorized; issued and outstanding: 2024 - 13,850,608; 2023 - 13,823,899	138	138
Capital in excess of par value	271,092	270,398
Cumulative net income and other	845,295	826,061
Cumulative dividends	(943,396)	(902,975)
Accumulated other comprehensive income	6,412	7,312
Total Equity	179,541	200,934
Total Liabilities and Equity	$ 580,862	$ 596,369

See the accompanying notes to these consolidated financial statements.

UNIVERSAL HEALTH REALTY INCOME TRUST

CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands, except per share amounts)

		Year ended December 31,				
		2024		2023		2022
Revenues:						
Lease revenue - UHS facilities (a.)	$	33,627	$	32,623	$	29,954
Lease revenue- Non-related parties		57,660		54,993		52,004
Other revenue - UHS facilities		902		946		948
Other revenue - Non-related parties		1,390		1,555		2,245
Interest income on financing leases - UHS facilities		5,432		5,458		5,474
		99,011		95,575		90,625
Expenses:						
Depreciation and amortization		27,421		27,733		26,557
Advisory fees to UHS		5,481		5,323		5,097
Other operating expenses		29,313		31,170		28,305
		62,215		64,226		59,959
Income before equity in income of unconsolidated limited liability companies ("LLCs"), loss on divestiture and interest expense		36,796		31,349		30,666
Equity in income of unconsolidated LLCs		1,279		1,207		1,191
Loss on divestiture of real estate assets		—		(232)		—
Interest expense, net		(18,841)		(16,924)		(10,755)
Net income	$	19,234	$	15,400	$	21,102
Basic earnings per share	$	1.39	$	1.12	$	1.53
Diluted earnings per share	$	1.39	$	1.11	$	1.53
Weighted average number of shares outstanding - Basic		13,802		13,786		13,771
Weighted average number of share equivalents		37		28		24
Weighted average number of shares and equivalents outstanding - Diluted		13,839		13,814		13,795

(a.) Includes bonus rental on McAllen Medical Center, a UHS acute care hospital facility, of $3,107, $2,953 and $2,801 for the years ended December 31, 2024, 2023 and 2022, respectively.

See the accompanying notes to these consolidated financial statements.

UNIVERSAL HEALTH REALTY INCOME TRUST

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(dollar amounts in thousands)

| | Year ended December 31, | | |
	2024	2023	2022
Net Income	$ 19,234	$ 15,400	$ 21,102
Other comprehensive income/(loss):			
Unrealized derivative (loss)/gain on cash flow hedges	(900)	(4,699)	10,898
Total other comprehensive (loss)/income:	(900)	(4,699)	10,898
Total comprehensive income	$ 18,334	$ 10,701	$ 32,000

See the accompanying notes to these consolidated financial statements.

UNIVERSAL HEALTH REALTY INCOME TRUST
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(dollar and share amounts in thousands)

	Common Shares		Capital in excess of par value	Cumulative net income	Cumulative dividends	Accumulated other comprehensive income/(loss)	Total Equity
	Number of Shares	Amount					
January 1, 2022	13,785	$ 138	$268,515	$ 789,559	$(823,998)	$ 1,113	$235,327
Shares of Beneficial Interest:							
Issued	18	—	177	—	—	—	177
Repurchased	—	—	—	—	—	—	—
Restricted stock-based compensation expense	—	—	780	—	—	—	780
Dividends ($2.84/share)	—	—	—	—	(39,183)	—	(39,183)
Comprehensive income:							
Net income	—	—	—	21,102	—	—	21,102
Unrealized net gain on cash flow hedges	—	—	—	—	—	10,898	10,898
Subtotal - comprehensive income				21,102		10,898	32,000
January 1, 2023	13,803	$ 138	$269,472	$ 810,661	$(863,181)	$ 12,011	$229,101
Shares of Beneficial Interest:							
Issued	21	—	146	—	—	—	146
Repurchased	—	—	—	—	—	—	—
Restricted stock-based compensation expense	—	—	780	—	—	—	780
Dividends ($2.88/share)	—	—	—	—	(39,794)	—	(39,794)
Comprehensive income:							
Net income	—	—	—	15,400	—	—	15,400
Unrealized net loss on cash flow hedges	—	—	—	—	—	(4,699)	(4,699)
Subtotal - comprehensive income				15,400		(4,699)	10,701
January 1, 2024	13,824	$ 138	$270,398	$ 826,061	$(902,975)	$ 7,312	$200,934
Shares of Beneficial Interest:							
Issued	27	—	(131)	—	—	—	(131)
Repurchased	—	—	(28)	—	—	—	(28)
Restricted stock-based compensation expense	—	—	853	—	—	—	853
Dividends ($2.92/share)	—	—	—	—	(40,421)	—	(40,421)
Comprehensive income:							
Net income	—	—	—	19,234	—	—	19,234
Unrealized net loss on cash flow hedges	—	—	—	—	—	(900)	(900)
Subtotal - comprehensive income				19,234		(900)	18,334
December 31, 2024	13,851	$ 138	$271,092	$ 845,295	$(943,396)	$ 6,412	$179,541

See the accompanying notes to these consolidated financial statements.

UNIVERSAL HEALTH REALTY INCOME TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Year ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net income	$ 19,234	$ 15,400	$ 21,102
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	27,421	27,733	26,557
Amortization related to above/below market leases, net	(176)	(143)	(143)
Amortization of debt premium	—	(40)	(50)
Amortization of deferred financing costs	765	729	714
Stock-based compensation expense	853	780	780
Loss on divestiture of real estate assets	—	232	—
Changes in assets and liabilities:			
Lease receivables	(760)	(513)	(2,083)
Accrued expenses and other liabilities	(309)	(316)	1,105
Tenant reserves, deposits and deferred and prepaid rents	(20)	(516)	(79)
Accrued interest	204	117	27
Leasing costs paid	(1,268)	(1,768)	(1,927)
Other, net	967	1,244	802
Net cash provided by operating activities	46,911	42,939	46,805
Cash flows from investing activities:			
Investments in LLCs	(5,892)	(4,058)	(94)
Cash distributions from LLCs	1,088	757	875
Advance received from LLC, net	—	3,500	—
Additions to real estate investments, net	(9,072)	(15,583)	(22,485)
Cash paid for acquisition of properties	—	(7,620)	(13,620)
Net cash paid as part of asset exchange transaction	—	—	(1,346)
Cash proceeds received from divestiture of properties, net	—	3,894	—
Net cash used in investing activities	(13,876)	(19,110)	(36,670)
Cash flows from financing activities:			
Net borrowings on line of credit	22,300	28,500	26,200
Repayments of mortgage notes payable	(13,550)	(11,891)	(12,199)
Financing costs paid	(2,375)	(222)	(26)
Dividends paid	(40,394)	(39,765)	(39,177)
Issuance of shares of beneficial interest, net	(131)	147	177
Net cash used in financing activities	(34,150)	(23,231)	(25,025)
(Decrease)/increase in cash and cash equivalents	(1,115)	598	(14,890)
Cash and cash equivalents, beginning of year	8,212	7,614	22,504
Cash and cash equivalents, end of year	$ 7,097	$ 8,212	$ 7,614
Supplemental disclosures of cash flow information:			
Interest paid	$ 17,908	$ 16,266	$ 10,386
Invoices accrued for construction and improvements	$ 522	$ 2,947	$ 1,664

See accompanying notes to these consolidated financial statements.

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Universal Health Realty Income Trust and subsidiaries (the "Trust") is organized as a Maryland real estate investment trust. We invest in healthcare and human-service related facilities currently including acute care hospitals, behavioral health care hospitals, specialty facilities, free-standing emergency departments, childcare centers and medical/office buildings. As of February 26, 2025, we have seventy-six real estate investments located in twenty-one states consisting of:

- six hospital facilities consisting of three acute care hospitals and three behavioral health care hospitals;
- four free-standing emergency departments ("FEDs");
- sixty medical/office buildings ("MOBs"), including four owned by unconsolidated limited liability companies ("LLCs")/limited liability partnerships ("LPs");
- four preschool and childcare centers;
- one specialty facility located in Evansville, Indiana, that is currently vacant, and;
- one vacant land investment located in Chicago, Illinois.

Many of the factors that could affect our future results are beyond our control or ability to predict. Future operations and financial results of our tenants, and in turn ours, could be materially impacted by numerous factors and future developments. Such factors and developments include, but are not limited to, the impact of changes in patient volumes and payer mix caused by deteriorating macroeconomic conditions (including increases in uninsured and underinsured patients as the result of business closings and layoffs); potential disruptions to clinical staffing and shortages and disruptions related to supplies required for our tenants' employees and patients, including equipment, pharmaceuticals and medical supplies, potential increases to expenses incurred by our tenants related to staffing, supply chain or other expenditures; the impact of our indebtedness and the ability to refinance such indebtedness on acceptable terms; disruptions in the financial markets and the business of financial institutions which could impact our ability to access capital or increase associated borrowing costs; and changes in general economic conditions nationally and regionally in the markets our properties are located, including higher sustained rates of unemployment and underemployment levels and reduced consumer spending and confidence. Certain factors may result in the inability or unwillingness on the part of some of our tenants to make timely payment of their rent to us at current levels or to seek to amend or terminate their leases which, in turn, would have an adverse effect on our occupancy levels and our revenue and cash flow and the value of our properties, and potentially, our ability to maintain our dividend at current levels. Decreases in cash flows and results of operations may have an impact on the inputs and assumptions used in significant accounting estimates, including potential impairments of intangible and long-lived assets.

Our future results of operations could be unfavorably impacted by government regulations and deterioration in general economic and business conditions which could result in increases in the number of people unemployed and/or uninsured. Should that occur, it may result in decreased occupancy rates at our MOBs as well as a reduction in the revenues earned by the operators of our hospital facilities which would unfavorably impact our future bonus rental revenue (on one Universal Health Services, Inc. hospital facility) and may potentially have a negative impact on the future lease renewal terms and the underlying value of the hospital properties. Management is unable to predict the effect, if any, that these factors may have on the operating results of our lessees or on their ability to meet their obligations under the terms of their leases with us. Management's estimate of future cash flows from our leased properties could be materially affected in the near term, if certain of the leases are not renewed or renewed with less favorable terms at the end of their lease terms.

In addition, the increase in interest rates has substantially increased our costs of borrowing and reduced our ability to access the capital markets on favorable terms. Additional increases in interest rates could have a significant unfavorable impact on our future results of operations and the resulting effect on the capital markets could adversely affect our ability to carry out our strategy.

Purchase Accounting for Acquisition of Investments in Real Estate

Purchase accounting is applied to the assets and liabilities related to most real estate investments acquired from third parties. In accordance with current accounting guidance, we account for most of our property acquisitions as acquisitions of assets, which requires the capitalization of acquisition costs to the underlying assets and prohibits the recognition of goodwill or bargain purchase gains. The fair value of most of the real estate acquired is allocated to the acquired tangible assets, consisting primarily of land, building and tenant improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, and acquired ground leases, based in each case on their fair values. Loan premiums, in the case of above market rate assumed loans, or loan discounts, in the case of below market assumed loans, are recorded based on the fair value of any loans assumed in connection with acquiring the real estate. Please see additional disclosure below regarding "Financing Assets".

The fair values of the tangible assets of an acquired property are determined based on comparable land sales for land and replacement costs adjusted for physical and market obsolescence for the improvements. The fair values of the tangible assets of an acquired property are also determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, building and tenant improvements based on management's determination of the relative fair values of these assets. Management determines the as-if-vacant fair value of a property based on assumptions that a market participant would use, which is similar to methods used by independent appraisers. In addition, there is intangible value related to having tenants leasing space in the purchased property, which is referred to as in-place lease value. Such value results primarily from the buyer of a leased property avoiding the costs associated with leasing the property and also avoiding rent losses and unreimbursed operating expenses during the hypothetical lease-up period. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases including leasing commissions, tenant improvements, legal and other related costs. The value of in-place leases is amortized to expense over the remaining initial terms of the respective leases.

In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) estimated fair market lease rates from the perspective of a market participant for the corresponding in-place leases, measured, for above-market leases, over a period equal to the remaining non-cancelable term of the lease and, for below-market leases, over a period equal to the initial term plus any below market fixed rate renewal periods. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values, also referred to as acquired lease obligations, are amortized as an increase to rental income over the initial terms of the respective leases.

At December 31, 2024, our net intangible assets total $7.3 million (net of $11.3 million accumulated amortization) and primarily consist of the value of in-place leases. At December 31, 2024, our net intangible value of in-place leases total $6.1 million (net of $9.8 million of accumulated amortization) and will be amortized over the remaining lease terms (aggregate weighted average of 4.6 years at December 31, 2024) and are expected to result in estimated aggregate amortization expense of, $1.5 million, $1.3 million, $1.0 million, $568,000 and $1.8 million for 2025, 2026, 2027, 2028 and 2029 and thereafter, respectively. Amortization expense on intangible values of in place leases was $1.6 million for the year ended December 31, 2024, $1.9 million for the year ended December 31, 2023 and $2.1 million for the year ended December 31, 2022. The remaining amount of our net intangible assets primarily consists of above-market leases. At December 31, 2024, our net intangible value of above-market leases total $991,000 (net of $1.4 million of accumulated amortization) and will be amortized over the remaining lease terms (aggregate weighted average of approximately 4.6 years at December 31, 2024) and are expected to result in estimated aggregate amortization offset to rental revenue of approximately $215,000 in 2025, $209,000 in 2026, $197,000 in 2027, $137,000 in 2028 and $233,000 in 2029 and thereafter. Amortization offset to rental revenue on intangible values of above-market leases was $215,000, $246,000 and $247,000 for the years ended December 31, 2024, 2023 and 2022, respectively.

Depreciation is computed using the straight-line method over the estimated useful lives of the buildings and capital improvements. The estimated original useful lives of our buildings range from 25-45 years and the estimated original useful lives of capital improvements ranges from 3-35 years. On a consolidated basis, depreciation expense was $24.5 million for the year ended December 31, 2024, $24.6 million for the year ended December 31, 2023 and $23.3 million for the year ended December 31, 2022.

Financing Assets

As discussed in Note 2 – Relationship with UHS and Related Party Transactions, on December 31, 2021 we entered into an asset purchase and sale agreement, as amended, with UHS and certain of its affiliates. Pursuant to the agreement, UHS purchased from us the real estate assets of the Inland Valley Campus of Southwest Healthcare System ("Inland Valley") and transferred to us the real estate assets of Aiken Regional Medical Center ("Aiken") and Canyon Creek Behavioral Health ("Canyon Creek"). In connection with this transaction, Aiken and Canyon Creek (as lessees), entered into a master lease and individual property leases (with us as lessor), as amended, for initial lease terms of approximately twelve years, ending on December 31, 2033. As a result of UHS' purchase option within the lease agreements of Aiken and Canyon Creek, the transaction is accounted for as a failed sale leaseback in accordance with U.S. GAAP and the properties acquired by us in connection with the asset purchase and sale agreement with UHS, as amended, were accounted for as financing arrangements and our consolidated balance sheets as of December 31, 2024 and December 31, 2023 include financing receivables related to this transaction of $82.8 million and $83.3 million, respectively. As of December 31, 2024, there are no indicators of impairment and the financing receivable will be assessed for recoverability in accordance with our asset impairment policy.

Cash and Cash Equivalents

We consider all highly liquid investment instruments with original maturities of three months or less to be cash equivalents.

Asset Impairment

We review each of our properties for indicators that its carrying amount may not be recoverable. Examples of such indicators may include a significant decrease in the market price of the property, a change in the expected holding period for the property, a significant adverse change in how the property is being used or expected to be used based on the underwriting at the time of acquisition, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of the property, or a history of operating or cash flow losses of the property. When such impairment indicators exist, we review an estimate of the future undiscounted net cash flows (excluding interest charges) expected to result from the real estate investment's use and eventual disposition and compare that estimate to the carrying value of the property. We consider factors such as future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If our future undiscounted net cash flow evaluation indicates that we are unable to recover the carrying value of a real estate investment, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. Since cash flows on properties considered to be long-lived assets to be held and used are considered on an undiscounted basis to determine whether the carrying value of a property is recoverable, our strategy of holding properties over the long-term directly decreases the likelihood of their carrying values not being recoverable and therefore requiring the recording of an impairment loss. If our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized and such loss could be material. If we determine that the asset fails the recoverability test, the affected assets must be reduced to their fair value.

We generally estimate the fair value of rental properties utilizing a discounted cash flow analysis that includes projections of future revenues, expenses and capital improvement costs that a market participant would use based on the highest and best use of the asset, which is similar to the income approach that is commonly utilized by appraisers. In certain cases, we may supplement this analysis by obtaining outside broker opinions of value or third-party appraisals.

In considering whether to classify a property as held for sale, we consider factors such as whether management has committed to a plan to sell the property, the property is available for immediate sale in its present condition for a price that is reasonable in relation to its current value, the sale of the property is probable, and actions required for management to complete the plan indicate that it is unlikely that any significant changes will made to the plan. If all the criteria are met, we classify the property as held for sale. Upon being classified as held for sale, depreciation and amortization related to the property ceases and it is recorded at the lower of its carrying amount or fair value less cost to sell. The assets and related liabilities of the property are classified separately on the consolidated balance sheets for the most recent reporting period. Only those assets held for sale that constitute a strategic shift or that will have a major effect on our operations are classified as discontinued operations.

Investments in Limited Liability Companies ("LLCs")

In accordance with U.S. GAAP and guidance relating to accounting for investments and real estate ventures, we account for our unconsolidated investments in LLCs/LPs which we do not control using the equity method of accounting. The third-party members in these investments have equal voting rights with regards to issues such as, but not limited to: (i) divestiture of property; (ii) annual budget approval, and; (iii) financing commitments. These investments, which represent 33% to 95% non-controlling ownership interests, are recorded initially at our cost and subsequently adjusted for our net equity in the net income, cash contributions to, and distributions from, the investments. Pursuant to certain agreements, allocations of sales proceeds and profits and losses of some of the LLC investments may be allocated disproportionately as compared to ownership interests after specified preferred return rate thresholds have been satisfied.

Distributions received from equity method investees in the consolidated statements of cash flows are classified based upon the nature of the distribution. Returns on investments are presented net of equity in income from unconsolidated investments as cash flows from operating activities. Returns of investments are classified as cash flows from investing activities.

At December 31, 2024, we have non-controlling equity investments or commitments in four jointly-owned LLCs/LPs which own MOBs. As of December 31, 2024 we accounted for these LLCs/LPs on an unconsolidated basis pursuant to the equity method since they are not variable interest entities which we are the primary beneficiary nor do we have a controlling voting interest. The majority of these entities are joint-ventures between us and non-related parties that hold minority ownership interests in the entities. Each entity is generally self-sustained from a cash flow perspective and generates sufficient cash flow to meet its operating cash flow requirements and service the third-party debt (if applicable) that is non-recourse to us. Although there is typically no ongoing financial support required from us to these entities since they are cash-flow sufficient, we may, from time to time, provide funding for certain purposes such as, but not limited to, significant capital expenditures, leasehold improvements and debt financing. Although we are not obligated to do so, if approved by us at our sole discretion, additional cash funding is typically advanced as equity or member loans. These entities maintain property insurance on the properties.

An other-than-temporary impairment of an investment in an unconsolidated LLC is recognized when the carrying value of the investment is not considered recoverable based on evaluation of the severity and duration of the decline in value, including projected declines in cash flow. To the extent impairment has occurred, the excess carrying value of the asset over its estimated fair value is charged to income.

Federal Income Taxes

No provision has been made for federal income tax purposes since we qualify as a real estate investment trust under Sections 856 to 860 of the Internal Revenue Code of 1986, and intend to continue to remain so qualified. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to shareholders. As a REIT, we generally will not be subject to federal, state or local income tax on income that we distribute as dividends to our shareholders.

We are subject to a federal excise tax computed on a calendar year basis. The excise tax equals 4% of the amount by which 85% of our ordinary income plus 95% of any capital gain income for the calendar year exceeds cash distributions during the calendar year, as defined. No provision for excise tax has been reflected in the financial statements as no tax was due.

Earnings and profits, which determine the taxability of dividends to shareholders, will differ from net income reported for financial reporting purposes due to the differences for federal tax purposes in the cost basis of assets and in the estimated useful lives used to compute depreciation and the recording of provision for impairment losses.

The aggregate gross cost basis and net book value of the properties for federal income tax purposes are approximately $726 million (unaudited) and $421 million (unaudited), respectively, at December 31, 2024. The aggregate cost basis and net book value of the properties for federal income tax purposes were approximately $710 million (unaudited) and $422 million (unaudited), respectively, at December 31, 2023.

Stock-Based Compensation

We expense the grant-date fair value of restricted stock awards over the vesting period. We recognize the grant-date fair value of equity-based compensation and account for these transactions using the fair-value based method.

The expense associated with share-based compensation arrangements is a non-cash charge. In the Consolidated Statements of Cash Flows, stock-based compensation expense is an adjustment to reconcile net income to cash provided by operating activities.

Fair Value

Fair value is a market-based measurement, not an entity-specific measurement and determined based upon the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, accounting requirements establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Level 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). In instances when it is necessary to establish the fair value of our real estate investments and investments in LLCs we use unobservable inputs which are typically based on our own assumptions.

The fair value of our real estate investments, components of real estate investments and debt assumed in conjunction with acquisition and impairment activity, are considered to be Level 3 valuations as they are primarily based upon an income capitalization approach. Significant inputs into the models used to determine fair value of real estate investments and components of real estate investments include future cash flow projections, holding period, terminal capitalization rate and discount rates. Additionally, the fair value of land takes into consideration comparable sales, as adjusted for site specific factors. The fair value of real estate investments is based upon significant judgments made by management, and accordingly, we typically obtain assistance from third party valuation specialists. Significant inputs into the models used to determine the fair value of assumed mortgages included the outstanding balance, term, stated interest rate and current market rate of the mortgage.

The carrying amounts reported in the balance sheet for cash, receivables, and short-term borrowings approximate their fair values due to the short-term nature of these instruments. Accordingly, these items are excluded from the fair value disclosures included elsewhere in these notes to the consolidated financial statements.

Concentration of Revenues

The rental revenue earned pursuant to the lease on McAllen Medical Center, which is leased to a related party (see Note 2), generated approximately 9% during each of 2024, 2023 and 2022, of our consolidated revenues.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Standards

Except as noted below there were no new accounting pronouncements that impacted or are expected to impact us.

Segment Reporting

In November, 2023, the FASB issued ASU 2023-07, Segment Reporting, Topic 280, "Improvements to Reportable Segment Disclosures ("ASU 2023-07") which was issued to improve the disclosures about a public entity's reportable segments and address requests from investors for additional, more detailed information about a reportable segment's expenses. The ASU requires existing annual segment disclosures to also be disclosed on an interim basis and also requires disclosures around significant segment expenses and disclosures to identify the title and position of the chief operating decision maker ("CODM"). The standard is effective for the fiscal year ended December 31, 2024 and interim periods thereafter. The adoption of this standard did not have a material impact on our consolidated financial statements. See *Note 9 to the consolidated financial statements-Segment Reporting* for further disclosure around our segment reporting.

Reference Rate Reform

In March 2020, the FASB issued an accounting standard classified under FASB ASC Topic 848, "Reference Rate Reform." The amendments in this update contain practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASC 848 is optional and may be elected over time as reference rate reform activities occur. Beginning in the first quarter of 2020, we elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. We will continue to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur. In December 2022, the FASB issued ASU 2022-06, Deferral of the Sunset Date of Topic 848 ("ASU 2022-06") which was issued to defer the sunset date of Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform to December 31, 2024. ASU 2022-06 is effective immediately for all companies. ASU 2022-06 had no impact on our consolidated financial statements for the year ended December 31, 2024.

(2) RELATIONSHIP WITH UHS AND RELATED PARTY TRANSACTIONS

Leases: We commenced operations in 1986 by purchasing certain properties from subsidiaries of UHS and immediately leasing the properties back to the respective subsidiaries. The base rentals and lease and renewal terms for each of the hospitals leased to subsidiaries of UHS as of January 1, 2025, are provided below. The base rents are paid monthly. The lease on McAllen Medical Center also provides for bonus rent which is paid quarterly based upon a computation that compares the hospital's current quarter revenue to a corresponding quarter in the base year. The hospital leases with subsidiaries of UHS, with the exception of the lease on Clive Behavioral Health (which is operated by UHS in a joint venture with an unrelated third party), are unconditionally guaranteed by UHS and are cross-defaulted with one another. The lease for Clive Behavioral Health is guaranteed on a several basis by UHS (52%) and Catholic Health Initiatives-Iowa (48%).

The combined revenues generated from the leases on the three acute care and three behavioral health care hospital facilities leased to subsidiaries of UHS at December 31, 2024, 2023 and 2022, accounted for approximately 24%, 25% and 26% of our consolidated revenues for the years ended December 31, 2024, 2023 and 2022, respectively. In addition to the six UHS hospital facilities, we have twenty properties consisting of medical/office buildings and FEDs that are either wholly or jointly-owned by us that include tenants that are subsidiaries of UHS. The aggregate revenues generated from UHS-related tenants comprised approximately 38% of our consolidated revenue for the five years ended December 31, 2024 (approximately 40%, 41% and 40% for the years ended December 31, 2024, 2023 and 2022, respectively).

In December, 2021, we entered into an asset purchase and sale agreement, as amended, with UHS and certain of its affiliates. Pursuant to the terms of the transaction, in addition to $4.1 million in cash paid by us to UHS, a wholly-owned subsidiary of UHS purchased from us, the real estate assets of an acute care hospital located in California (at its fair market value) and two wholly-owned subsidiaries of UHS transferred to us (at their fair market values), the real estate assets of Aiken Regional Medical Center ("Aiken"), located in Aiken, South Carolina (which includes an acute care hospital and a behavioral health pavilion), and Canyon Creek Behavioral Health ("Canyon Creek"), located in Temple, Texas. As a result of UHS' purchase option within the lease agreements of Aiken and Canyon Creek, the transaction is accounted for as a failed sale leaseback in accordance with U.S. GAAP and the properties acquired by us in connection with the asset purchase and sale agreement with UHS were accounted for as financing arrangements. Pursuant to the leases, the aggregate annual rental rate on the acquired properties, which is payable to us on a monthly basis, was $5.9 million during 2024, $5.8 million during 2023 and $5.7 million during 2022. The portion of the lease payments that is included in our consolidated statements of income, and reflected as interest income on financing leases, was approximately $5.4 million for the year ended December 31, 2024 and $5.5 million for each of the years ended December 31, 2023 and 2022. Our consolidated balance sheets as of December 31, 2024 and 2023 include financing receivables related to this transaction of $82.8 million and $83.3 million, respectively.

Pursuant to the terms of the master leases by and among us and certain subsidiaries of UHS, dated December 24, 1986 and December 31, 2021 (the "Master Leases"), which govern the leases of McAllen Medical Center, Wellington Regional Medical Center (governed by the Master Lease dated December 24, 1986), Aiken Regional Medical Center and Canyon Creek Behavioral Health (governed by the Master Lease dated December 31, 2021, as amended), all of which are hospital properties that are wholly-owned subsidiaries of UHS, UHS has the option, among other things, to renew the leases at the lease terms described below by providing notice to us at least 90 days prior to the termination of the then current term. UHS also has the right to purchase the respective leased facilities from us at their appraised fair market value upon any of the following: (i) at the end of the lease terms or any renewal terms; (ii) upon one month's notice should a change of control of the Trust occur, or; (iii) within the time period as specified in the leases in the event that UHS provides notice to us of their intent to offer a substitution property/properties in exchange for one (or more) of the four wholly-owned UHS hospital facilities leased from us, should we be unable to reach an agreement with UHS on the properties to be substituted. Additionally, UHS has rights of first refusal to: (i) purchase the respective leased facilities during and for a specified period after the lease terms at the same price, terms and conditions of any third-party offer, or; (ii) renew the lease on the respective leased facility at the end of, and for a specified period after, the lease term at the same terms and conditions pursuant to any third-party offer.

In addition, a wholly-owned subsidiary of UHS is the managing, majority member in a joint-venture with an unrelated third-party that operates, and leases from us, Clive Behavioral Health, a 100-bed behavioral health care facility located in Clive, Iowa. Pursuant to the lease on this facility, the joint venture has the option to, among other things, renew the lease at the terms specified in the lease agreement by providing notice to us at least 270 days prior to the termination of the then current term. The joint venture also has the right to purchase the leased facility from us at its appraised fair market value upon either of the following: (i) by providing notice at least 270 days prior to the end of the lease terms or any renewal terms, or; (ii) upon 30 days' notice anytime within 12 months of a change of control of the Trust (UHS also has this right should the joint venture decline to exercise its purchase right). Additionally, the joint venture has rights of first offer to purchase the facility prior to any third-party sale.

The table below details the existing lease terms and renewal options for each of the hospital leases that are related to UHS as of January 1, 2025, consisting of three acute care hospitals and three behavioral health hospitals:

Hospital Name		Annual Minimum Rent	End of Lease Term	Renewal Term (years)
McAllen Medical Center	$	5,485,000	December, 2026	5 (a)
Wellington Regional Medical Center	$	6,805,000	December, 2026	5 (b)
Aiken Regional Medical Center/Aurora Pavilion Behavioral Health Services	$	4,164,000	December, 2033	35 (c)
Canyon Creek Behavioral Health	$	1,882,000	December, 2033	35 (c)
Clive Behavioral Health	$	2,851,000	December, 2040	50 (d)

(a) UHS has one 5-year renewal option at existing lease rates (through 2031).
(b) UHS has one 5-year renewal option at fair market value lease rates (through 2031). The annual rental will increase by 2.5% on an annual compounded basis on each January 1st through 2026.
(c) UHS has seven 5-year renewal options at fair market value lease rates (2034 through 2068). The annual rental rate will increase by 2.25% on a cumulative and compounded basis on each January 1st through 2033.
(d) The UHS-related joint venture has five 10-year renewal options; the first three of the five 10-year renewal options will be at computed lease rates as stipulated in the lease (2041 through 2070) and the last two 10-year renewal options will be at fair market lease rates (2071 through 2090). On each January 1st through 2040 (and potentially through 2070 if the first three of five, 10-year renewal options are exercised), the annual rental will increase by 2.75% on a cumulative and compounded basis.

In October, 2024, two wholly-owned subsidiaries of UHS each exercised their 5-year renewal options on two FEDs located in Weslaco and Mission, Texas, covering the period of February 1, 2025 through January 31, 2030. The aggregate annual lease rates on the renewed leases, which are scheduled to increased 2% per year, for the period of February 1, 2025 through January 31, 2026 is approximately $1.1 million. The wholly-owned subsidiaries of UHS have five, 5-year renewal options remaining on each of these FEDs, with the first three renewal options (covering the years 2030 through 2044) providing for 2% annual increases to the lease rates, and the remaining two, 5-year renewal options (covering the years 2045 through 2054) providing for lease rates at the then fair market value. These leases are cross-defaulted with one another and the wholly-owned subsidiaries of UHS have the option to purchase the leased properties upon the expiration of each five-year extended term at the fair market value at that time.

Management cannot predict whether the leases with wholly-owned subsidiaries of UHS, which have renewal options at existing lease rates or fair market value lease rates, or any of our other leases, will be renewed at the end of their lease term. If the leases are not renewed at their current rates or the fair market value lease rates, we would be required to find other operators for those facilities and/or enter into leases on terms potentially less favorable to us than the current leases. In addition, if subsidiaries of UHS exercise their options to purchase the respective leased hospital or FED facilities upon expiration of the lease terms, our future revenues could decrease if we were unable to earn a favorable rate of return on the sale proceeds received, as compared to the rental revenue currently earned pursuant to these leases.

During the third quarter of 2023, we acquired the McAllen Doctor's Center, an MOB located in McAllen, Texas for a purchase price of approximately $7.6 million, including transaction costs. The building has approximately 79,500 rentable square feet and is 100% master leased to McAllen Hospitals, L.P, a wholly-owned subsidiary of UHS. The triple-net master lease is for twelve years scheduled to expire on August 31, 2035. McAllen Hospitals, L.P. has the option to renew the lease term for three consecutive ten-year terms. The initial annual base rent is approximately $624,000.

During the first quarter of 2023, construction was substantially completed on Sierra Medical Plaza I, a multi-tenant MOB located in Reno, Nevada, consisting of approximately 86,000 rentable square feet. This MOB is located on the campus of the Northern Nevada Sierra Medical Center, a newly constructed acute care hospital that is owned and operated by a wholly-owned subsidiary of UHS, which was completed and opened during April of 2022. The cost of the MOB is estimated to be approximately $35 million, approximately $30 million of which was incurred as of December 31, 2024. In connection with this MOB, we entered into a ground lease and master flex-lease agreement with a wholly-owned subsidiary of UHS both of which commenced during March, 2023. The master flex lease agreement has a ten-year term scheduled to expire on March 31, 2033. The MOB is 68% leased including the ten-year master flex lease for 34% of the rentable square feet. The master flex-lease agreement is subject to a reduction based upon the execution of third-party leases. The ground lease has a 75-year term scheduled to expire on March 2, 2098.

We are the lessee on thirteen ground leases with subsidiaries of UHS (for consolidated and unconsolidated investments), including one that commenced in March, 2023. The remaining lease terms on the ground leases with subsidiaries of UHS range from approximately 25 years to approximately 74 years. The annual aggregate lease payments on these properties were approximately $571,000 for the year ended 2024 and expected to be $571,000 for each of the years ended 2025 through 2028, and an aggregate of $31.3 million thereafter. See *Note 4 to the consolidated financial statements-Lease Accounting* for further disclosure around our lease accounting.

Officers and Employees: Our officers are all employees of a wholly-owned subsidiary of UHS and although as of December 31, 2024 we had no salaried employees, our officers do typically receive annual stock-based compensation awards in the form of restricted stock or restricted stock units. In special circumstances, if warranted and deemed appropriate by the Compensation Committee of the Board of Trustees, our officers may also receive one-time compensation awards in the form of restricted stock, and/or cash bonuses.

Advisory Agreement: UHS of Delaware, Inc. (the "Advisor"), a wholly-owned subsidiary of UHS, serves as Advisor to us under an advisory agreement dated December 24, 1986, and as amended and restated as of January 1, 2019 (the "Advisory Agreement"). Pursuant to the Advisory Agreement, the Advisor is obligated to present an investment program to us, to use its best efforts to obtain investments suitable for such program (although it is not obligated to present any particular investment opportunity to us), to provide administrative services to us and to conduct our day-to-day affairs. All transactions between us and UHS must be approved by the Trustees who are unaffiliated with UHS (the "Independent Trustees"). In performing its services under the Advisory Agreement, the Advisor may utilize independent professional services, including accounting, legal, tax and other services, for which the Advisor is reimbursed directly by us. The Advisory Agreement may be terminated for any reason upon sixty days written notice by us or the Advisor. The Advisory Agreement expires on December 31 of each year; however, it is renewable by us, subject to a determination by the Independent Trustees, that the Advisor's performance has been satisfactory. The Advisory Agreement was renewed for 2025 with the same terms as the Advisory Agreement in place during 2024, 2023 and 2022.

Our advisory fee for 2024, 2023 and 2022 was computed at 0.70% of our average invested real estate assets, as derived from our consolidated balance sheet. Based upon a review of our advisory fee and other general and administrative expenses, as compared to an industry peer group, the advisory fee computation remained unchanged for 2024, as compared to 2023 and 2022. The average real estate assets for advisory fee calculation purposes exclude certain items from our consolidated balance sheet such as, among other things, accumulated depreciation, cash and cash equivalents, lease receivables, deferred charges and other assets. The advisory fee is payable quarterly, subject to adjustment at year-end based upon our audited financial statements. Advisory fees incurred and paid (or payable) to UHS amounted to $5.5 million during 2024, $5.3 million during 2023 and $5.1 million during 2022, and were based upon average invested real estate assets of $783 million, $757 million and $728 million during 2024, 2023 and 2022, respectively.

Share Ownership: As of December 31, 2024 and 2023, UHS owned 5.7% of our outstanding shares of beneficial interest.

SEC reporting requirements of UHS: UHS is subject to the reporting requirements of the Securities and Exchange Commission ("SEC") and is required to file annual reports containing audited financial information and quarterly reports containing unaudited financial information. Since the aggregate revenues generated from UHS-related tenants comprised approximately 38% of our consolidated revenue for the five years ended December 31, 2024 (approximately 40%, 41% and 40% for the years ended December 31, 2024, 2023 and 2022, respectively), and since a subsidiary of UHS is our Advisor, you are encouraged to obtain the publicly available filings for Universal Health Services, Inc. from the SEC's website. These filings are the sole responsibility of UHS and are not incorporated by reference herein.

(3) PURCHASE AND SALE TRANSACTION, ACQUISITIONS, DIVESTITURES AND NEW CONSTRUCTION

2024:

Acquisitions:

There were no acquisitions during 2024.

Divestitures:

There were no divestitures during 2024.

2023:

New Construction:

In January 2022, we entered into a ground lease and master flex-lease agreement with a wholly-owned subsidiary of UHS to develop, construct and own the real property of Sierra Medical Plaza I, an MOB located in Reno, Nevada, consisting of approximately 86,000 rentable square feet. This MOB is located on the campus of the Northern Nevada Sierra Medical Center, a newly constructed hospital that is owned and operated by a wholly-owned subsidiary of UHS, which was completed and opened during April of 2022. Please see additional disclosure in connection with this property in *Note 2*.

Acquisitions:

During the third quarter of 2023, we acquired the McAllen Doctor's Center, an MOB located in McAllen, Texas, for a purchase price of approximately $7.6 million, including transaction costs. The building has approximately 79,500 rentable square feet and is 100% master leased to McAllen Hospitals, L.P, a wholly-owned subsidiary of UHS. The triple-net master lease is for twelve years scheduled to expire on August 31, 2035. McAllen Hospitals, L.P. has the option to renew the lease term for three consecutive ten-year terms. The initial annual base rent is approximately $624,000.

Divestitures:

In December, 2023, we sold the vacant specialty facility in Corpus Christi, Texas for proceeds of approximately $3.9 million, net of closing costs. This divestiture generated a loss of approximately $232,000 which is included in our consolidated statements of income for the three and twelve month periods ended December 31, 2023.

2022:

Acquisitions:

In March, 2022, we acquired the Beaumont Heart and Vascular Center, a medical office building located in Dearborn, Michigan, for a purchase price of approximately $5.4 million. The building, which has 17,621 rentable square feet, is 100% leased to a single tenant under the terms of a triple-net lease that is scheduled to expire on November 30, 2026 and has lease escalations of 2.5% per year commencing on December 1, 2022.

In January, 2022, we acquired the 140 Thomas Johnson Drive medical office building located in Frederick, Maryland, for a purchase price of approximately $8.0 million. The building, which has 20,146 rentable square feet, is 100% leased to three tenants under the terms of triple-net leases. Approximately 72% of the rentable square feet of this MOB is leased pursuant to a 15-year lease, with a remaining lease term of approximately 14 years at the time of purchase, with three, five-year renewal options.

Divestitures:

There were no divestitures during 2022.

(4) LEASE ACCOUNTING

As Lessor:

We lease most of our operating properties to customers under agreements that are typically classified as operating leases (two of our leases are accounted for as financing arrangements effective on December 31, 2021). We recognize the total minimum lease payments provided for under the operating leases on a straight-line basis over the lease term. Generally, under the terms of our leases, the majority of our rental expenses, including common area maintenance, real estate taxes and insurance, are recovered from our customers. We record amounts reimbursed by customers in the period that the applicable expenses are incurred, which is generally ratably throughout the term of the lease. We have elected the package of practical expedients that allows lessors to not separate lease and non-lease components by class of underlying asset. This practical expedient allowed us to not separate expenses reimbursed by our customers ("tenant reimbursements") from the associated rental revenue if certain criteria were met. We assessed these criteria and concluded that the timing and pattern of transfer for rental revenue and the associated tenant reimbursements are the same, and for the leases that qualify as operating leases, we accounted for and presented rental revenue and tenant reimbursements as a single component under Lease revenue in our consolidated statements of income for the twelve months ended December 31, 2024, 2023 and 2022.

The components of the "Lease revenue – UHS facilities" and "Lease revenue – Non-related parties" captions for the years ended 2024, 2023 and 2022 are disaggregated below (in thousands). Base rents are primarily stated rent amounts provided for under the leases that are recognized on a straight-line basis over the term of the lease. Bonus rents and tenant reimbursements represent amounts where tenants are contractually obligated to pay an amount that is variable in nature.

	Year Ended December 31,					
	2024		**2023**		**2022**	
UHS Facilities:						
Base rents	$	27,320	$	26,173	$	24,485
Bonus rents (a.)		3,107		2,953		2,801
Tenant reimbursements		3,200		3,497		2,668
Lease Revenue - UHS facilities	$	33,627	$	32,623	$	29,954
Non-related parties:						
Base rents	$	44,332	$	42,159	$	40,533
Tenant reimbursements		13,328		12,834		11,471
Lease Revenue - Non-related parties	$	57,660	$	54,993	$	52,004

(a.) Consists of bonus rental earned in connection with McAllen Medical Center, a UHS acute care hospital facility.

Disclosures Related to Certain Hospital Facilities:

Vacant Land/Specialty Facilities:

Chicago, Illinois - Land:

The lease on this facility expired on December 31, 2021 and demolition of the former hospital was completed during 2023. Demolition costs, which were included in other operating expenses in our consolidated statements of income, amounted to approximately $1.5 million in the aggregate, approximately $1.1 million of which was incurred during 2023 and $332,000 of which was incurred during 2022. The operating expenses incurred by us in connection with this property were a net credit of $319,000 during 2024 (including a credit of $610,000 for a property tax reduction relating primarily to prior periods), $1.7 million during 2023 (or $529,000 excluding the demolition costs) and $1.6 million during 2022 (or approximately $1.3 million excluding demolition costs). Also, included in our net income during the year ended December 31, 2022, was $1.25 million of revenues related to a settlement and release agreement executed during the fourth quarter of 2022 in connection with this property.

Evansville, Indiana - Specialty Facility:

The lease on this specialty facility expired during 2019 and the facility has been vacant since that time. The operating expenses incurred by us in connection with this facility were approximately $345,000 during 2024, $401,000 during 2023 and $360,000 during 2022.

We continue to market the Chicago, Illinois, and Evansville, Indiana, properties to third parties. Future operating expenses related to these properties will be incurred by us during the time they remain owned and unleased. Should these properties continue to remain owned and unleased for an extended period of time, or should we incur substantial renovation or additional costs to make the properties suitable for other operators/tenants/buyers, our future results of operations could be materially unfavorably impacted.

Corpus Christi, Texas - Former Specialty Facility:

In December, 2023, we sold the vacant specialty facility in Corpus Christi, Texas, for proceeds of approximately $3.9 million, net of closing costs. This divestiture generated a loss of approximately $232,000 which is included in our consolidated statements of income for the year ended December 31, 2023. The lease on this specialty facility expired during 2019 and the facility had been vacant since that time. The operating expenses incurred by us in connection with this facility were approximately $254,000 during 2023 and $302,000 during 2022.

Minimum future base rents from non-cancelable leases related to properties included in our financial statements on a consolidated basis, excluding increases resulting from changes in the consumer price index, bonus rents and the impact of straight-line rent adjustments, are as follows (amounts in thousands):

For the year ended December 31,	**Amount**
2025	$ 77,073
2026	70,249
2027	50,146
2028	41,923
2029	34,946
Thereafter	125,921
Total minimum base rents	$400,258

Some of the leases contain gross terms where operating expenses are included in the base rent amounts. Other leases contain net terms where the operating expenses are assessed separately from the base rentals. The table above contains a mixture of both gross and net leases and does not include any separately calculated operating expense reimbursements. Under the terms of the hospital leases, the lessees are required to pay all operating costs of the properties including property insurance and real estate taxes. Tenants of the medical office buildings generally are required to pay their pro-rata share of the property's operating costs.

As Lessee:

We are the lessee with various third parties, including subsidiaries of UHS, in connection with ground leases for land at fifteen of our consolidated properties. Our right-of-use land assets represent our right to use the land for the lease term and our lease liabilities represent our obligation to make lease payments arising from the leases. Right-of-use assets and lease liabilities were recognized upon adoption of Topic 842 based on the present value of lease payments over the lease term. We utilized our estimated incremental borrowing rate, which was derived from information available as of January 1, 2019, or the commencement date of the ground lease, whichever is later, in determining the present value of lease payments for active leases on that date. A right-of-use asset and lease liability are not recognized for leases with an initial term of 12 months or less, as these short-term leases are accounted for similarly to previous guidance for operating leases. We do not currently have any ground leases with an initial term of 12 months or less. As of December 31, 2024, our consolidated balance sheet includes right-of-use land assets, net, of approximately $10.9 million and ground lease liabilities, net, of approximately $10.9 million. During the first quarter of 2023, the ground lease for the newly constructed and substantially completed Sierra Medical Plaza I commenced and a right-of-use asset and lease liability was recorded in connection with this lease.

During the years ended December 31, 2024 and 2023, the cash paid for amounts included in the measurement of lease liabilities related to our operating leases was approximately $692,000 and $666,000, respectively, which is included as an operating cash outflow within the consolidated statement of cash flows and included in other operating expenses within the consolidated statements of income. As of and during the year ended December 31, 2024, we did not enter into any lease agreements for our consolidated properties set to commence in the future. As mentioned above, during 2023 there was a newly leased assets for which a right-of-use asset was recorded in exchange for a new lease liability, related to the Sierra Medical Plaza I.

Supplemental balance sheet information related to leases was as follows (in thousands):

	December 31, 2024
Operating Leases	
Right-of-use land assets, net-operating leases	$ 10,918
Ground lease liabilities, net	$ 10,918
Weighted Average remaining lease term, years	
Operating leases	55.3
Weighted Average discount rate	
Operating leases	6.29%

As of December 31, 2024, we are the lessee with various third parties, including subsidiaries of UHS, in connection with ground leases for land at fifteen of our consolidated properties. Total consolidated amounts expensed relating to the applicable leases in 2024, 2023 and 2022 was approximately $692,000, $666,000 and $611,000, respectively. The following table summarizes fixed, future minimum rental payments, excluding variable costs, which are discounted by our incremental borrowing rate to calculate the lease liabilities for our operating leases in which we are the lessee. We do not include renewal options in the lease term for calculating the lease liability unless we are reasonably certain we will exercise the option. Maturities of lease liabilities are as follows (amounts in thousands):

Year ended December 31:

2025	$	704
2026		704
2027		704
2028		704
2029		704
Later years		35,322
Total undiscounted lease payments	$	38,842
Less imputed interest		27,924
Total	$	10,918

(5) DEBT AND FINANCIAL INSTRUMENTS

Credit facilities and mortgage debt:

Management routinely monitors and analyzes the Trust's capital structure in an effort to maintain the targeted balance among capital resources including the level of borrowings pursuant to our revolving credit facility, the level of borrowings pursuant to non-recourse mortgage debt secured by the real property of our properties and our level of equity including consideration of equity issuances. This ongoing analysis considers factors such as the current debt market and interest rate environment, the current/projected occupancy and financial performance of our properties, the current loan-to-value ratio of our properties, the Trust's current stock price, the capital resources required for anticipated acquisitions and the expected capital to be generated by anticipated divestitures. This analysis, together with consideration of the Trust's current borrowings outstanding under the credit agreement, non-recourse mortgage borrowings and equity, assists management in deciding which capital resource to utilize when events such as refinancing of specific debt components occur or additional funds are required to finance the Trust's growth.

On September 30, 2024, we entered into a second amendment to our credit agreement, dated as of July 2, 2021, and amended in May, 2023, among the Trust as borrower, the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent ("Credit Agreement"). Among other things, the second amendment provided for the following: (i) extended the maturity date to September 30, 2028 (from July, 2025 previously), and; (ii) increased the aggregate borrowing capacity under the credit facility to $425 million (from $375 million previously) comprised of a $125 million non-amortizing term loan ("Term Loan"), and a $300 million revolving loan commitment which includes a $40 million sublimit for letters of credit, and a $30 million sublimit for swingline/short-term loans. Under the terms of the Credit Agreement, we may request that the revolving line of credit and/or the Term Loan be increased by up to an additional aggregate amount of $50 million, and we have the option to extend the maturity date for up to two additional six-month periods. Borrowings under the new facility are guaranteed by certain subsidiaries of the Trust. In addition, borrowings under the new facility are secured by first priority security interests in and liens on all equity interests in most of the Trust's wholly-owned subsidiaries.

On May 15, 2023, we entered into the first amendment to our Credit Agreement dated as of July 2, 2021. The amendment replaced LIBOR with term SOFR plus .10% ("Adjusted Term SOFR") as an alternative benchmark rate under the Credit Agreement.

Borrowings under the Credit Agreement will bear interest at a rate equal to, at our option, the Adjusted Term SOFR for either one, three, or six months or the Base Rate, plus in either case, a specified margin depending on our total leverage ratio, as determined by the formula set forth in the Credit Agreement. The applicable margin after the second amendment ranges from 1.10% to 1.35% for SOFR revolving loans and 0.10% to 0.35% for Base Rate revolving loans. The applicable margin ranges from 1.20% to 1.65% for Adjusted Term SOFR loans and 0.20% to 0.65% for Base Rate term loans. The Credit Agreement, as amended by the second amendment, defines "Base Rate" as the greatest of (a) the Administrative Agent's prime rate, (b) the federal funds effective rate plus 1/2 of 1%, and (c) one month Adjusted Term SOFR plus 1%. The Trust will also pay a quarterly facility fee on the $300 million revolving loan commitment ranging from 0.15% to 0.35% (depending on the Trust's total leverage ratio).

The margins over Adjusted Term SOFR, Base Rate and the facility fee are based upon our total leverage ratio. At December 31, 2024, the applicable margin over the Adjusted Term SOFR rate for revolving loans was 1.20%, the margin over the Base Rate was 0.20% and the facility fee was 0.20%. At December 31, 2024, the applicable margin over the Adjusted Term SOFR rate for term loans was 1.35% and the margin over the Base Rate was .35%.

At December 31, 2024, we had $348.9 million of outstanding borrowings pursuant to the terms of our $425 million Credit Agreement and $76.1 million of available borrowing capacity. The carrying amount and fair value of borrowings outstanding pursuant to the Credit Agreement was $348.9 million at December 31, 2024. There are no compensating balance requirements. At December 31, 2023, we had $326.6 million of outstanding borrowings pursuant to the terms of our Credit Agreement in effect at that time, $3.1 million of outstanding letters of credit and $45.3 million of available borrowing capacity.

The average amount outstanding under our Credit Agreement during the years ended December 31, 2024, 2023 and 2022 was $336.9 million, $309.3 million and $277.9 million, respectively, with corresponding effective interest rates of 5.1%, 4.8% and 2.9%, respectively, including commitment fees and interest rate swaps.

In our consolidated statements of cash flows, we report cash flows pursuant to our Credit Agreement on a net basis. Aggregate borrowings under our Credit Agreement were $78.3 million, $78.4 million and $67.0 million during the years ended December 31, 2024, 2023 and 2022, respectively, and aggregate repayments were $56.0 million, $49.9 million and $40.8 million during the years ended December 31, 2024, 2023 and 2022, respectively.

The Credit Agreement contains customary affirmative and negative covenants, including limitations on certain indebtedness, liens, acquisitions and other investments, fundamental changes, asset dispositions and dividends and other distributions. The Credit Agreement also contains restrictive covenants regarding the Trust's ratio of total debt to total assets, the fixed charge coverage ratio, the ratio of total secured debt to total asset value, the ratio of total unsecured debt to total unencumbered asset value, and minimum tangible net worth, as well as customary events of default, the occurrence of which may trigger an acceleration of amounts then outstanding under the Credit Agreement. We were in compliance with all of the covenants in the Credit Agreement at each of December 31, 2024 and 2023. We also believe that we would remain in compliance if, based on the assumption that the majority of the potential new borrowings will be used to fund investments, the full amount of our commitment was borrowed.

The following table includes a summary of the required compliance ratios at December 31, 2024 and 2023, giving effect to the covenants contained in the Credit Agreements in effect on the respective dates (dollar amounts in thousands):

	Covenant	December 31, 2024	December 31, 2023
Tangible net worth	$ 125,000	$ 172,216	$ 191,824
Total leverage	<= 60 %	44.4%	44.5%
Secured leverage	< 30 %	2.4%	4.1%
Unencumbered leverage	< 60 %	45.9%	44.2%
Fixed charge coverage	> 1.50x	3.2x	3.1x

As indicated on the following table, we have various mortgages, all of which are non-recourse to us and are not cross-collateralized, included on our consolidated balance sheet as of December 31, 2024 and 2023 (amounts in thousands):

Facility Name	Interest Rate	Maturity Date	As of 12/31/2024 Outstanding Balance (in thousands)(a.)	As of 12/31/2023 Outstanding Balance (in thousands)
Summerlin Hospital Medical Office Building III fixed rate mortgage loan (b.)	4.03%	April, 2024	$ -	$ 12,301
Tuscan Professional Building fixed rate mortgage loan (c.)	5.56%	June, 2025	363	1,060
Phoenix Children's East Valley Care Center fixed rate mortgage loan	3.95%	January, 2030	7,646	7,930
Rosenberg Children's Medical Plaza fixed rate mortgage loan	4.42%	September, 2033	11,503	11,771
Total, excluding net debt premium and net financing fees			19,512	33,062
Less net financing fees			(163)	(199)
Total mortgage notes payable, non-recourse to us, net			$ 19,349	$ 32,863

(a.) All mortgage loans require monthly principal payments through maturity and either fully amortize or include a balloon principal payment upon maturity.
(b.) This fixed rate mortgage loan was fully repaid on April 10, 2024, utilizing borrowings under our Credit Agreement.
(c.) This loan is scheduled to mature within the next twelve months, at which time we will either refinance pursuant to a new mortgage loan or repay the mortgage balance in full utilizing borrowings under our Credit Agreement.

The mortgages are secured by the real property of the buildings as well as property leases and rents. The mortgages outstanding as of December 31, 2024 had a combined carrying value of approximately $19.5 million and a combined fair value of approximately $17.7 million. At December 31, 2023, the mortgages outstanding had a combined carrying value of approximately $33.1 million and a combined fair value of approximately $31.2 million.

The fair value of our debt was computed based upon quotes received from financial institutions. We consider these to be "level 2" in the fair value hierarchy as outlined in the authoritative guidance for disclosure in connection with debt instruments. Changes in market rates on our fixed rate debt impacts the fair value of debt, but it has no impact on interest incurred or cash flow.

As of December 31, 2024, our aggregate consolidated scheduled debt repayments (including mortgages) are as follows (amounts in thousands):

2025	$ 939
2026	601
2027	626
2028 (a.)	349,553
2029	680
Later	16,013
Total	$368,412

(a.) Includes assumed repayment of $348.9 million of outstanding borrowings under the terms of our $425 million revolving credit agreement scheduled to mature in September, 2028.

Financial Instruments:

Active Interest Rate Swap Agreements:

In October, 2024, we entered into an interest rate swap agreement on a total notional amount of $85 million with a fixed interest rate of 3.2725% that we designated as a cash flow hedge. The interest rate swap became effective on October 2, 2024 and is scheduled to mature on September 30, 2028. If one-month term SOFR is above 3.2725%, the counterparty pays us, and if one-month term SOFR is less than 3.2725%, we pay the counterparty, the difference between the fixed rate of 3.2725% and one-month term SOFR. This interest rate swap was entered into in replacement of two interest rate swap agreements, on an aggregate total notional amount of $85 million, that expired on September 16, 2024, as discussed below.

In December, 2023, we entered into an interest rate swap agreement on a total notional amount of $25 million with a fixed interest rate of 3.9495% that we designated as a cash flow hedge. The interest rate swap became effective on December 1, 2023 and is scheduled to mature on December 1, 2027. If one-month term SOFR is above 3.9495%, the counterparty pays us, and if one-month term SOFR is less than 3.9495%, we pay the counterparty, the difference between the fixed rate of 3.9495% and one-month term SOFR.

In March, 2020, we entered into an interest rate swap agreement on a total notional amount of $55 million with a fixed interest rate of 0.505% that we designated as a cash flow hedge. The interest rate swap became effective on March 25, 2020 and is scheduled to mature on March 25, 2027. On May 15, 2023, this interest rate swap agreement was modified to replace the benchmark rate from LIBOR to term SOFR. If one-month term SOFR is above 0.505%, the counterparty pays us, and if one-month term SOFR is less than 0.505%, we pay the counterparty, the difference between the fixed rate of 0.505% and one-month term SOFR.

Expired Interest Rate Swap Agreements in 2024:

On September 16, 2024, the following interest rate swap agreements, on an aggregate total notional amount of $85 million, expired on their maturity dates: (i) an interest rate swap on a total notional amount of $35 million, with a fixed interest rate of 1.4975%, that was effective since January, 2020, and; (ii) an interest rate swap on a total notional amount of $50 million, with a fixed interest rate of 1.144%, that was effective since September, 2019.

We measure our interest rate swaps at fair value on a recurring basis. The fair value of our interest rate swaps is based on quotes from third parties. We consider those inputs to be "level 2" in the fair value hierarchy as outlined in the authoritative guidance for disclosures in connection with derivative instruments and hedging activities. At December 31, 2024, the fair value of our interest rate swaps was a net asset of $6.4 million which is included in deferred charges and other assets on the accompanying consolidated balance sheet. During the twelve months of 2024, we received approximately $5.7 million from the counterparties (approximately $2.5 million of which relates to the two swaps that expired on September 16, 2024), adjusted for the previous quarter's accrual, pursuant to the terms of the swaps. During the twelve months of 2023, we received approximately $5.8 million from the counterparties (approximately $3.3 million of which relates to the two swaps that expired on September 16, 2024), adjusted for the previous quarter's accrual, pursuant to the terms of the swaps. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or a liability, with a corresponding amount recorded in accumulated other comprehensive income ("AOCI") within shareholders' equity. Amounts are reclassified from AOCI to the income statement in the period or periods the hedged transaction affects earnings. We do not expect any gains or losses on our interest rate swaps to be reclassified to earnings in the next twelve months.

(6) DIVIDENDS AND EQUITY ISSUANCE PROGRAM

Dividends:

During each of the last three years, dividends were declared and paid by us as follows:

- **2024:** $2.92 per share of which $1.98 per share was ordinary income and $.94 per share was non-dividend distributions.

- **2023:** $2.88 per share of which $1.73 per share was ordinary income and $1.15 per share was non-dividend distributions.
- **2022:** $2.84 per share of which $2.24 per share was ordinary income and $.60 per share was non-dividend distributions.

(7) INCENTIVE PLANS

During 2007, our Board of Trustees and shareholders approved the Universal Health Realty Income Trust 2007 Restricted Stock Plan which was amended and restated in 2024, 2020 and 2016 (the "2007 Plan"). An aggregate of 275,000 shares (as amended in 2024) were authorized for issuance under this plan and a total of 182,638 shares, net of cancellations, have been issued pursuant to the terms of this plan, 142,269 of which have vested as of December 31, 2024. At December 31, 2024 there are 92,362 shares remaining for issuance under the terms of the 2007 Plan.

During 2024, there were 23,265 restricted Shares of Beneficial Interest, net of cancellations, issued to the Trustees, officers and other personnel of the Trust pursuant to the 2007 Plan at a weighted average grant price of $38.24 per share (approximately $890,000 in the aggregate). These restricted shares are scheduled to vest in June of 2026, (the second anniversary date of the grant date). Pursuant to the restricted shares issued during 2024, dividends on unvested stock will be deferred and accumulated prior to the vesting of the shares and paid, in either cash and/or stock, in the aggregate on the vesting date on the shares that ultimately vest.

During 2023, there were 17,104 restricted Shares of Beneficial Interest, net of cancellations, issued to the Trustees, officers and other personnel of the Trust pursuant to the 2007 Plan at a weighted average grant price of $48.48 per share (approximately $829,000 in the aggregate). These restricted shares are scheduled to vest in June of 2025, (the second anniversary date of the grant date). Pursuant to the restricted shares issued during 2023, dividends on unvested stock will be deferred and accumulated prior to the vesting of the shares and paid, in either cash and/or stock, in the aggregate on the vesting date on the shares that ultimately vest.

During 2022, there were 15,064 restricted Shares of Beneficial Interest, net of cancellations, issued to the Trustees, officers and other personnel of the Trust pursuant to the 2007 Plan at a weighted average grant price of $52.30 per share (approximately $788,000 in the aggregate). The majority of these restricted shares vested in June of 2024, and additional shares vested in September and November, 2024 (the second anniversary date of each grant date). Pursuant to the restricted shares issued during 2022, dividends on unvested stock were deferred and accumulated prior to the vesting of the shares and paid, in cash in the aggregate upon the vesting of the shares.

We expense the grant-date fair value restricted stock awards under the straight-line method over the stated vesting period of the award. In connection with these grants, we recorded compensation expense of $853,000 in 2024 and $780,000 in each of 2023 and 2022. The remaining expense associated with these grants is approximately $820,000 and will be recorded over the remaining weighted average vesting period for outstanding restricted Shares of Beneficial Interest of approximately 1.2 years at December 31, 2024.

(8) SUMMARIZED FINANCIAL INFORMATION OF EQUITY AFFILIATES

In accordance with U. S. GAAP and guidance relating to accounting for investments and real estate ventures, we account for our unconsolidated investments in LLCs/LPs which we do not control using the equity method of accounting. The third-party members in these investments have equal voting rights with regards to issues such as, but not limited to: (i) divestiture of property; (ii) annual budget approval, and; (iii) financing commitments. These investments, which represent 33% to 95% non-controlling ownership interests, are recorded initially at our cost and subsequently adjusted for our net equity in the net income, cash contributions to, and distributions from, the investments. Pursuant to certain agreements, allocations of sales proceeds and profits and losses of some of the LLC investments may be allocated disproportionately as compared to ownership interests after specified preferred return rate thresholds have been satisfied.

Distributions received from equity method investees in the consolidated statements of cash flows are classified based on the nature of the distribution. Returns on investments are presented net of equity in income from unconsolidated investments as cash flows from operating activities. Returns of investment are classified as cash flows from investing activities.

At December 31, 2024, we have non-controlling equity investments or commitments in four jointly-owned LLCs/LPs which own MOBs. As of December 31, 2024, we accounted for these LLCs/LPs on an unconsolidated basis pursuant to the equity method since they are not variable interest entities which we are the primary beneficiary nor do we have a controlling voting interest. The majority of these entities are joint-ventures between us and non-related parties that hold minority ownership interests in the entities. Each entity is generally self-sustained from a cash flow perspective and generates sufficient cash flow to meet its operating cash flow requirements and service the third-party debt (if applicable) that is non-recourse to us. Although there is typically no ongoing financial support required from us to these entities since they are cash-flow sufficient, we may, from time to time, provide funding for certain purposes such as, but not limited to, significant capital expenditures, leasehold improvements and debt financing. Although we are not obligated to do so, if approved by us at our sole discretion, additional cash funding is typically advanced as equity or member loans. These entities maintain property insurance on the properties.

The following property table represents the four LLCs or LPs in which we own a non-controlling interest and were accounted for under the equity method as of December 31, 2024:

Name of LLC/LP	Ownership	Property Owned by LLC/LP
Suburban Properties	33%	St. Matthews Medical Plaza II
Brunswick Associates (a.)(b.)..	74%	Mid Coast Hospital MOB
FTX MOB Phase II (c.)	95%	Forney Medical Plaza II
Grayson Properties II (d.)(e.)..	95%	Texoma Medical Plaza II

(a.) This LLC has a third-party term loan of $8.2 million, which is non-recourse to us, outstanding as of December 31, 2024.

(b.) We are the lessee with a third party on a ground lease for land.

(c.) During the first quarter of 2023, the LP repaid $175,000 of the member loan and the remaining $3.3 million member loan balance was converted to an equity investment in the LP.

(d.) This LP constructed, owns and operates the Texoma Medical Plaza II which is located in Denison, Texas, on the campus of a hospital owned and operated by a wholly-owned subsidiary of UHS. We have committed to invest up to $10.1 million in equity and debt financing, of which $7.4 million, net, has been funded as of December 31, 2024. This LP entered into a third-party construction loan commitment, which is non-recourse to us, which has an outstanding balance of $6.9 million as of December 31, 2024. During the first quarter of 2024, $5.7 million of the third-party construction loan was repaid utilizing pro rata equity contributions from the partners. The third-party partner's share of the pro rata equity contributions was partially funded with a six-month, $128,000 partner loan from us, which was repaid during July, 2024 with interest. Our share of the pro rata equity contributions, as well as the third-party partner loan, were funded utilizing borrowings from our revolving credit agreement. As a result of the repayment of a portion of the construction loan, an associated $3.1 million letter of credit was terminated.

(e.) We are the lessee with a UHS-related party for the land related to this property.

Below are the combined statements of income for the four LLCs/LPs accounted for under the equity method at December 31, 2024, 2023 and 2022.

	For the Year Ended December 31,		
	2024	2023	2022
	(amounts in thousands)		
Revenues	$ 8,707	$ 8,505	$ 8,204
Operating expenses...	3,614	3,351	3,177
Depreciation and amortization	1,886	1,873	1,853
Interest, net	584	825	1,061
Net income	$ 2,623	$ 2,456	$ 2,113
Our share of net income	$ 1,279	$ 1,207	$ 1,191

Below are the combined balance sheets for the four LLCs/LPs that were accounted for under the equity method as of December 31, 2024 and 2023:

	December 31,	
	2024	2023
	(amounts in thousands)	
Net property, including construction in progress	$27,119	$28,488
Other assets (a.)...	4,678	4,667
Total assets	$31,797	$33,155
Other liabilities (a.)	$ 2,405	$ 2,074
Mortgage notes payable, non-recourse to us...	15,047	21,206
Equity	14,345	9,875
Total liabilities and equity..	$31,797	$33,155
Investments in LLCs before amounts included in accrued expenses and other liabilities..	13,948	9,102
Amounts included in accrued expenses and other liabilities...................................	(1,770)	(1,729)
Our share of equity in LLCs, net...	$12,178	$ 7,373

(a.) Other assets and other liabilities as of December 31, 2024 and 2023, include approximately $649,000 and $651,000, respectively, of right-of-use land assets and right-of-use land liabilities related to ground leases whereby the LLC/LP is the lessee, with third parties, including subsidiaries of UHS.

As of December 31, 2024, aggregate principal amounts due on mortgage notes payable by unconsolidated LLCs, which are accounted for under the equity method and are non-recourse to us, are as follows (amounts in thousands):

2025	$ 476
2026	6,976
2027	301
2028	310
2029	319
2030 and thereafter	6,665
Total	$15,047

	Mortgage Loan Balance (a.)		
Name of LLC/LP	12/31/2024	12/31/2023	Maturity Date
Brunswick Associates (2.80% fixed rate mortgage loan)	$ 8,173	$ 8,453	December, 2030
Grayson Properties II (3.70% fixed rate construction loan) (b.)	6,874	12,753	March, 2026
	$ 15,047	$ 21,206	

(a.) All mortgage loans require monthly principal payments through maturity and include a balloon principal payment upon maturity.

(b.) This construction loan required interest on the outstanding principal balance to be paid on a monthly basis through December 1, 2022. During the first quarter of 2024, $5.7 million of the third-party construction loan was repaid utilizing pro rata equity contributions from the partners, as discussed above. As a result of the repayment of a portion of the construction loan, an associated $3.1 million letter of credit was terminated.

Pursuant to the operating and/or partnership agreements of the four LLCs/LPs in which we continue to hold non-controlling ownership interests, the third-party member and the Trust, at any time, potentially subject to certain conditions, have the right to make an offer ("Offering Member") to the other member(s) ("Non-Offering Member") in which it either agrees to: (i) sell the entire ownership interest of the Offering Member to the Non-Offering Member ("Offer to Sell") at a price as determined by the Offering Member ("Transfer Price"), or; (ii) purchase the entire ownership interest of the Non-Offering Member ("Offer to Purchase") at the equivalent proportionate Transfer Price. The Non-Offering Member has 60 to 90 days to either: (i) purchase the entire ownership interest of the Offering Member at the Transfer Price, or; (ii) sell its entire ownership interest to the Offering Member at the equivalent proportionate Transfer Price. The closing of the transfer must occur within 60 to 90 days of the acceptance by the Non-Offering Member.

(9) SEGMENT REPORTING

An operating segment is a component of a public entity that engages in business activities from which it may earn revenues and incur expenses and has discrete financial information available that is regularly reviewed by the chief operating decision maker (the "CODM"). Our primary business is investing in and leasing healthcare and human service facilities through direct ownership or through joint ventures, which aggregate into a single reportable segment. We actively manage our portfolio of healthcare and human service facilities and may from time to time make decisions to sell lower performing properties not meeting our long-term investment objectives. The proceeds of sales are typically reinvested in new developments or acquisitions, which we believe will meet our planned rate of return. It is our intent that all healthcare and human service facilities will be owned or developed for investment purposes. Our consolidated revenue and consolidated net income are generated from the operation of our investment portfolio. Our CODM is the Chairman of the Board, Chief Executive Officer and President.

Our portfolio is located throughout the United States, however, we do not distinguish or group our operations on a geographical or any other basis for purposes of allocating resources or measuring performance. We review operating and financial data for each property on an individual basis; therefore, each property represents an individual operating segment. Individual properties have been aggregated into one reportable segment based upon their similarities with regard to both the nature and economics of the facilities, tenants and operational processes, as well as long-term average financial performance. No individual property meets the requirements necessary to be considered its own reportable segment. We do not have intra-entity sales or transfers. The presentation of financial results as a single reportable segment is consistent with the way our CODM allocates resources or measures performance.

The accounting policies of our portfolio are the same as those described in the summary of significant accounting policies. The CODM measures and assesses financial performance generated from each property primarily based upon consolidated net income and decides how to allocate resources. Consolidated net income is also used to monitor budget versus actual results in assessing the performance of our properties. The measure of segment assets is reported on the balance sheet as total consolidated assets. The CODM does not regularly review total assets for our single reportable segment, since total assets are generally not used to assess operating performance.

The CODM uses consolidated net income to evaluate income from segment assets in deciding whether to reinvest profits into our portfolio of healthcare and human service facilities for recurring capital expenditures, or into other parts of the entity, such as for acquisitions, new developments, scheduled interest and principal payments on our debt, or to pay dividends.

The following table presents information on our reported segment revenue and segment expenses that are included within our single reportable operating segment measure of profit or loss:

| | Year ended December 31, | | |
	2024	2023	2022
Revenue:			
Revenues from facilities	$ 93,292	$ 89,762	$ 84,816
Interest income on financing leases - UHS facilities	5,432	5,458	5,474
All other revenues	287	355	335
Total revenue	$ 99,011	$ 95,575	$ 90,625
Expenses:			
Depreciation and amortization	(27,421)	(27,733)	(26,557)
Advisory fees to UHS	(5,481)	(5,323)	(5,097)
Other operating expenses (a.)	(29,313)	(31,170)	(28,305)
Equity in income of unconsolidated LLCs	1,279	1,207	1,191
Loss on divestiture of real estate assets	-	(232)	-
Interest expense, net	(18,841)	(16,924)	(10,755)
Consolidated net income	$ 19,234	$ 15,400	$ 21,102

(a) Property operating expenses is primarily made up of property tax, utilities, maintenance, insurance, and other costs related to the leasing of our real estate properties. Our CODM is not provided with further disaggregation and uses total other operating expenses to manage the business.

Schedule III
Universal Health Realty Income Trust
Real Estate and Accumulated Depreciation — December 31, 2024
(amounts in thousands)

		Initial Cost			Gross amount at which carried at end of period					Date of Completion of Construction,		
Description	Encumbrance (c.)	Land	Building & Improv.	Adjustments to Basis (a.)	Land	Building & Improvements	CIP	Total	Accumulated Depreciation as of Dec. 31, 2024	Acquisition or Significant improvement	Date Acquired	Average Depreciable Life
McAllen Medical Center *McAllen, Texas*	—	$4,720	$31,442	$10,189	$6,281	$40,070	—	$46,351	$33,837	1994	1986	42 Years
Wellington Regional Medical Center *West Palm Beach, Florida*	—	1,190	14,652	17,370	1,663	31,549	—	33,212	25,156	2006	1986	42 Years
Evansville Facility *Evansville, Indiana*	—	500	6,945	1,062	500	8,007	—	8,507	7,100	1993	1989	40 Years
4058 W. Melrose Facility *Central Chicago, Illinois*	—	158	6,404	(6,404)	158	—	—	158	—	1993	1986	25 Years
Family Doctor's Medical Office Building *Shreveport, Louisiana*	—	54	1,526	549	54	2,075	—	2,129	1,410	1991	1995	45 Years
Professional Buildings at King's Crossing *Kingwood, Texas (d.)*	—	439	1,837	(287)	439	1,550	—	1,989	816	1995	1995	45 Years
Chesterbrook Academy *Audubon, Pennsylvania*	—	307	996	—	307	996	—	1,303	631	1996	1996	45 Years
Chesterbrook Academy *New Britain, Pennsylvania*	—	250	744	—	250	744	—	994	480	1991	1996	45 Years
Chesterbrook Academy *Uwchlan, Pennsylvania*	—	180	815	—	180	815	—	995	513	1992	1996	45 Years
Chesterbrook Academy *Newtown, Pennsylvania*	—	195	749	—	195	749	—	944	481	1992	1996	45 Years
The Southern Crescent Center I (b.)	—	1,130	5,092	(1,881)	1,130	3,211	—	4,341	2,906	1994	1996	45 Years
Southern Crescent Center II (b.) *Riverdale, Georgia*	—	—	—	5,389	806	4,583	—	5,389	3,779	2000	1998	35 Years
Cypresswood Professional Center *Spring, Texas (e.)*	—	573	3,842	(1,599)	573	2,243	—	2,816	893	1997	1997	35 Years
701 South Tonopah Building *Las Vegas, Nevada (f.)*	—	—	1,579	68	—	1,647	—	1,647	1,647	1999	1999	25 Years
Danbury Medical Plaza *Danbury, Connecticut*	—	1,151	5,176	1,576	1,151	6,752	—	7,903	5,230	2000	2000	30 Years
Apache Junction Medical Plaza Apache Junction, AZ	—	240	3,590	1,414	240	5,004	5	5,249	3,044	2004	2004	30 Years
BRB Medical Office Building Kingwood, Texas	—	430	8,970	1,960	430	10,930	—	11,360	4,222	2010	2010	37 Years
Centennial Hills Medical Office Building Las Vegas, NV (f.)	—	—	19,890	4,000	—	23,890	374	24,264	10,987	2006	2006	34 Years
Desert Springs Medical Plaza Las Vegas, NV	—	1,200	9,560	2,912	1,200	12,472	17	13,689	6,673	1998	1998	30 Years
700 Shadow Lane & Goldring MOBs Las Vegas, NV	—	400	11,300	5,883	400	17,183	930	18,513	9,321	2003	2003	30 Years
Spring Valley Hospital MOB I Las Vegas, NV (f.)	—	—	9,500	2,441	—	11,941	369	12,310	5,602	2004	2004	35 Years
Spring Valley Hospital MOB II Las Vegas, NV (f.)	—	—	9,800	2,162	—	11,962	338	12,300	5,479	2006	2006	34 Years
Summerlin Hospital MOB I Las Vegas, NV	—	460	15,440	2,226	460	17,666	1,409	19,535	9,138	1999	1999	30 Years

Schedule III
Universal Health Realty Income Trust
Real Estate and Accumulated Depreciation — December 31, 2024 (continued)
(amounts in thousands)

Description	Initial Cost: Encumbrance (c.)	Initial Cost: Land	Initial Cost: Building & Improv.	Initial Cost: Adjustments to Basis (a.)	Gross amount at which carried at end of period: Land	Gross amount at which carried at end of period: Building & Improvements	Gross amount at which carried at end of period: CIP	Gross amount at which carried at end of period: Total	Accumulated Depreciation as of Dec. 31, 2024	Date of Completion of Construction, Acquisition or Significant improvement	Date Acquired	Average Depreciable Life
Summerlin Hospital MOB II Las Vegas, NV	—	370	16,830	3,022	370	19,852	783	21,005	9,595	2000	2000	30 Years
Summerlin Hospital MOB III Las Vegas, NV (f.)	—	—	14,900	3,500	—	18,400	39	18,439	7,363	2009	2009	36 Years
Emory at Dunwoody Building *Dunwoody, GA*	—	782	3,455	—	782	3,455		4,237	1,635	2011	2011	35 Years
Forney Medical Plaza *Forney, TX*	—	910	11,960	1,157	910	13,117	6	14,033	5,845	2011	2011	35 Years
Lake Pointe Medical Arts Building *Rowlett, TX*	—	1,100	9,000	1,132	1,100	10,132		11,232	4,294	2011	2011	35 Years
Tuscan Professional Building *Irving, TX*	363	1,100	12,525	3,703	1,100	16,228	0	17,328	7,127	2011	2011	35 Years
PeaceHealth Medical Clinic *Bellingham, WA*	—	1,900	24,910	921	1,900	25,831	—	27,731	10,654	2012	2012	35 Years
Northwest Texas Professional Office Tower *Amarillo, TX (f.)*	—	—	7,180	1,590	—	8,770	—	8,770	3,525	2012	2012	35 Years
Ward Eagle Office Village *Farmington Hills, MI*	—	220	3,220	177	220	3,397	—	3,617	1,364	2013	2013	35 Years
5004 Poole Road MOB *Denison, TX*	—	96	529	—	96	529	—	625	200	2013	2013	35 Years
Desert Valley Medical Center Phoenix, AZ	—	2,280	4,624	1,408	2,280	6,032	14	8,326	2,836	1996	1996	30 Years
Hanover Emergency Center *Mechanicsville, VA*	—	1,300	6,224	—	1,300	6,224	—	7,524	2,147	2014	2014	35 Years
Haas Medical Office Park *Ottumwa, IA (g.)*	—	—	3,571	—	—	3,571	—	3,571	1,185	2015	2015	35 Years
South Texas ER at Mission *Mission, TX*	—	1,441	4,696	—	1,441	4,696	—	6,137	1,562	2015	2015	35 Years
3811 E. Bell Phoenix, AZ	—	930	6,929	2,403	930	9,332	266	10,528	4,423	2010	2010	30 Years
The Northwest Medical Center at Sugar Creek *Bentonville, AR*	—	1,100	2,870	140	1,100	3,010	—	4,110	1,091	2014	2014	35 Years
Rosenberg Children's Medical Plaza Phoenix, AZ (g.)	11,503	—	23,302	158	—	23,460	5	23,465	8,186	2001	2001	35 Years
Phoenix Children's East Valley Care Center Phoenix, AZ	7,646	1,050	10,900	—	1,050	10,900	—	11,950	3,780	2006	2006	35 Years
Palmdale Medical Plaza Palmdale, CA (f.)	—	—	10,555	1,869	—	12,424	837	13,261	4,823	2008	2008	34 Years
Piedmont-Roswell Physician Center *Sandy Springs, GA*	—	2,338	2,128	—	2,338	2,128	—	4,466	890	2015	2015	30 Years
Piedmont-Vinings Physician Center *Vinings, GA*	—	1,348	2,418	—	1,348	2,418	—	3,766	978	2015	2015	30 Years
Santa Fe Professional Plaza Scottsdale, AZ	—	1,090	1,960	671	1,090	2,631	74	3,795	1,278	1999	1999	30 Years
Sierra San Antonio Medical Plaza Fontana, CA (g.)	—	—	11,538	1,381	—	12,919	734	13,653	5,374	2006	2006	30 Years
Vista Medical Terrace & Sparks MOB Sparks, NV (f.)	—	—	9,276	2,576	—	11,852	123	11,975	5,564	2008	2008	30 Years
South Texas ER at Weslaco *Weslaco ,TX*	—	1,749	4,879	—	1,749	4,879	—	6,628	1,631	2015	2015	35 Years
Chandler Corporate Center III *Chandler, AZ*	—	2,328	14,131	—	2,328	14,131	—	16,459	5,864	2016	2016	35 Years
Frederick Crestwood MOB *Frederick, MD*	—	2,265	18,731	—	2,265	18,731	—	20,996	6,004	2016	2016	35 Years
Madison Professional Office Building *Madison, AL*	—	2,296	6,411	137	2,296	6,548	—	8,844	2,247	2016	2016	35 Years
2704 North Tenaya Way MOB *Las Vegas, NV*	—	3,032	10,602	—	3,032	10,602	—	13,634	3,206	2016	2016	35 Years
Henderson Medical Plaza *Henderson, NV (f.)*	—	—	10,718	10,592	—	21,310	56	21,366	10,171	2017	2017	35 Years
Health Center at Hamburg *Hamburg, PA*	—	696	3,406	—	696	3,406	—	4,102	1,023	2017	2017	35 Years
Las Palmas Del Sol Emergency Center - West El Paso, *TX*	—	801	5,029	—	801	5,029	—	5,830	1,367	2017	2017	35 Years
Beaumont Medical Sleep Center Building Southfield, MI	—	254	2,968	—	254	2,968	—	3,222	787	2018	2018	35 Years
Clive Behavioral Health Clive, IA	—	1,330	33,954	—	1,330	33,954	—	35,284	5,678	2020	2019	35 Years

Description	Encumbrance (c.)	Land	Building & Improv.	Adjustments to Basis (a.)	Land	Building & Improvements	CIP	Total	Accumulated Depreciation as of Dec. 31, 2024	Date of Completion of Construction, Acquisition or Significant improvement	Date Acquired	Average Depreciable Life
		Initial Cost				**Gross amount at which carried at end of period**						
Bellin Health Family Medicine Center												
Escanaba, MI	—	605	3,906	—	605	3,906	—	4,511	809	2019	2019	35 Years
Sand Point Medical Properties												
Escanaba, MI	—	265	1,654	—	265	1,654	—	1,919	271	2020	2020	35 Years
Fire Mesa, LLC												
Las Vegas, NV		2,400	9,671		2,400	9,671		12,071	1,662	2021	2021	35 Years
Texoma Medical Plaza												
Denison, TX (f)(a)	—	—	19,771	575	—	20,346	—	20,346	7,639	2021	2021	39 Years
Sierra Medical Plaza I												
Reno, NV (f)	—	—	29,275	—	—	29,275	—	29,275	1,975	2023	2021	35 Years
Beaumont Heart & Vascular Center												
Dearborn, MI	—	537	4,434	—	537	4,434	—	4,971	555	2022	2022	35 Years
140 Thomas Johnson Drive												
Frederick, MD	—	1,197	5,635	35	1,197	5,670	—	6,867	627	2022	2022	35 Years
McAllen Doctor's Center												
McAllen, TX	—	1,343	4,440		1,343	4,440	1,316	7,099	352	2023	2023	35 Years
TOTALS (h.)	$19,512	$54,030	$564,964	$86,177	$56,870	$648,301	$7,695	$712,866	$286,932			

a. Consists of costs capitalized subsequent to acquisition or initial construction, purchase price adjustments, and write-off of costs of fully depreciated assets, divested assets, asset impairments and hurricane-damaged assets.

b. During 2008, a $4.6 million provision for asset impairment was recorded in connection with the real estate assets of Southern Crescent Center I & Southern Crescent Center II.

c. Consists of outstanding balances as of December 31, 2024 on third-party debt that is non-recourse to us.

d. Carrying value of depreciable assets were written down to zero as a result of substantial damage from Hurricane Harvey during the third quarter of 2017.

e. Carrying value of depreciable assets were written down as a result of substantial damage from Hurricane Harvey during the third quarter of 2017.

f. We are the lessee with a UHS-related party on a ground lease for land.

g. We are the lessee with a third party on a ground lease for land.

h. The aggregate cost for federal income tax purposes is $726 million (unaudited) with a net book value of $421 million (unaudited).

In addition to the real estate properties listed in the table above, as part of the December, 2021 asset purchase and sale agreement with UHS, as amended, and as discussed herein, a wholly-owned subsidiary of UHS purchased the real estate assets of the Inland Valley Campus of Southwest Healthcare System from us, and transferred the real estate assets of two wholly-owned subsidiaries of UHS (Aiken Regional Medical Center and Canyon Creek Behavioral Health). The real estate assets of Aiken Regional Medical Center and Canyon Creek Behavioral Health are recorded as a financing receivable from UHS on our Consolidated Balance Sheet at December 31, 2024. Please see *Note 2* for additional disclosure.

UNIVERSAL HEALTH REALTY INCOME TRUST

NOTES TO SCHEDULE III
DECEMBER 31, 2024
(amounts in thousands)

(1) RECONCILIATION OF REAL ESTATE PROPERTIES

The following table reconciles the Real Estate Properties from January 1, 2022 to December 31, 2024:

	2024	2023	2022
Balance at January 1,	$ 706,244	$ 697,969	$ 663,733
Additions (a.)	6,647	17,505	22,555
Acquisitions	—	5,783	11,802
Disposals/Divestitures (b.)	(25)	(15,013)	(121)
Balance at December 31,	$ 712,866	$ 706,244	$ 697,969

(2) RECONCILIATION OF ACCUMULATED DEPRECIATION

The following table reconciles the Accumulated Depreciation from January 1, 2022 to December 31, 2024:

	2024	2023	2022
Balance at January 1,	$ 262,449	$ 248,772	$ 225,584
Disposals/Divestitures (b.)	(25)	(10,882)	(121)
Depreciation expense	24,508	24,559	23,309
Balance at December 31,	$ 286,932	$ 262,449	$ 248,772

(a)   Included in the additions for 2024, 2023 and 2022 are approximately $855,000, $7.5 million and $18.0 million related to the construction of a new MOB, which was substantially completed in March, 2023, and is located on the campus of a UHS wholly-owned hospital that was completed and opened in April, 2022.

(b)   The 2024 year includes the disposal of $25,000 in fully depreciated furniture. The 2023 year includes the sale of the Corpus Christi facility, as well as the demolition of the building previously located on the now-vacant land in Chicago, Illinois.

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Board of Trustees









Officers

Alan B. Miller, *President and Chief Executive Officer*

Charles F. Boyle, *Senior Vice President and Chief Financial Officer*

Cheryl K. Ramagano, *Senior Vice President–Operations, Treasurer and Secretary*

Genevieve P. Owsiany, *Vice President and Controller*

Karla J. Peterson, *Vice President, Acquisitions and Development*

Judith A. Klein, *Vice President, Asset Management*

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Universal Corporate Center
P.O. Box 61558
367 South Gulph Road
King of Prussia, PA 19406-0958
(610) 265-0688

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June 11, 2025 10:00 a.m.

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Norton Rose Fulbright
New York, NY

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Universal Health Realty Income Trust

**Universal Corporate
Center
P.O. Box 61558
367 South Gulph
Road
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19406
(610) 265-0688
www.uhrit.com**